As filed with the Securities and Exchange Commission on March 19, 2007

                                                                                                                                                                                               Registration No. 333-[_______]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BANNER CORPORATION
(Exact name of registrant as specified in its charter)

Washington	6022	91-1691604
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer
		Identification Number)
	10 South First Avenue
	Walla Walla, Washington 99362
	(509) 527-3636

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Albert H. Marshall, Vice President Banner Corporation 10 South First Avenue Walla Walla, Washington 99362 (509) 527-3636

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nicholas G. Demmo, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000 Facsimile: (212) 403-2000	Gordon E. Crim, Esq. Foster Pepper LLP 601 SW 2nd Avenue, Suite 1800 Portland, Oregon 97204 Telephone: (503) 221-0607 Facsimile: (503) 221-1510

     Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement and the effective time of the merger described herein.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price (1)	Amount of registration fee (1)

Common Stock, $.01 par value	1,773,494	N/A	$18,799,345	$2,012

(1)	Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rules 457(f)(2) and 457(f)(3) under the Securities Act, the proposed maximum aggregate offering price of the Registrant’s common stock was calculated based upon the book value of shares of F&M Bank common stock (the securities to be cancelled in the merger) as follows:
(A) the book value of F&M Bank of $38,199,345 on February 28, 2007, less (B) the amount of cash paid by the Registrant in exchange for shares of F&M Bank common stock (which equals $19.4 million).

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. We may not sell the securities offered by this document until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED MARCH 19, 2007

[F&M BANK LOGO]

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

     On December 11, 2006, we entered into a merger agreement with Banner Corporation (“Banner”) providing for the merger of F&M Bank into Banner Bank, a subsidiary of Banner. Before we can complete the merger, we must obtain the approval of the holders of two-thirds of the outstanding shares of F&M Bank, in addition to regulatory approvals and certain other conditions described in this proxy statement/prospectus of F&M Bank. We are sending you this document to ask you to vote in favor of approval of the merger agreement.

     If the merger is completed, F&M Bank shareholders will be entitled to receive, in exchange for each share of F&M Bank common stock they hold at the time of the merger, consideration equal to the pro rata share of (i) 1,773,494 shares of Banner common stock, plus (ii) $19.4 million in cash, subject to possible adjustments, as discussed in this proxy statement/prospectus. In addition, F&M Bank shareholders will be entitled to receive a special dividend paid in cash at a rate of $0.88 per share per year for that portion of 2007 prior to the time the merger is completed to be declared by the Board of F&M Bank immediately prior to the merger.

     The value of the stock portion of the merger consideration will fluctuate with the market price of Banner common stock, which trades on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “BANR.” As an example, based on the closing price of $[ ] of Banner common stock on the Nasdaq on [ ], 2007, and [ ] fully diluted F&M Bank common shares outstanding as of such date (which includes shares attributable to outstanding options), each share of F&M Bank common stock would be converted into the right to receive approximately $[ ] in cash and approximately [ ] shares of Banner common stock, having a total value of approximately $[ ]. As an additional example, based on the closing price of $44.59 of Banner common stock on the Nasdaq on December 11, 2006, and 2,086,374 F&M Bank common shares (including shares attributable to outstanding options) outstanding as of such date, each share of F&M Bank common stock would be converted into the right to receive approximately $9.30 in cash and approximately 0.8500 shares of Banner common stock, having a total value of $47.20. These examples do not include amounts attributable to the special dividend.

     Your vote is important. We cannot complete the merger of Banner Bank and F&M Bank unless F&M Bank shareholders approve the merger agreement. An abstention (or failure to vote) by an F&M Bank shareholder will have the same effect as voting against the merger. The special meeting of the shareholders of F&M Bank will be held [insert place, date, time]. The F&M Bank board of directors unanimously recommends that F&M Bank shareholders vote FOR approval of the merger agreement.

     This document gives you detailed information about the F&M Bank shareholder meeting and the proposed merger and includes a copy of the merger agreement. This document also provides important information regarding Banner. We urge you to read this document carefully, including “Risk Factors” beginning on page [ ] for a discussion of the risks relating to the merger. You also can obtain information about Banner from documents that it has filed with the Securities and Exchange Commission by following the instructions under “Where You Can Find More Information.” Whether or not you plan to attend the special meeting, to ensure your shares are represented at the meeting, please vote as soon as possible by completing and submitting the enclosed proxy card.

[INSERT GRAPHIC OF SIGNATURE]
John Wagner
President and Chief Operating Officer
F&M Bank

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of common stock to be issued by Banner under this document or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

This document is dated [ ], 2007, and is being first mailed to F&M Bank shareholders on or about [ ], 2007.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [                              ], 2007

To the Shareholders of F&M Bank:

     We will hold a special meeting of F&M Bank shareholders on [                 ], 2007, at [                 ], local time, at [                 ] for the following purposes:

1.	To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of December 11, 2006, among Banner Corporation, Banner Bank and F&M Bank, as it may be amended from time to time a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, pursuant to which F&M Bank will merge with and into Banner Bank;

2.	To vote upon an adjournment or postponement of the F&M Bank special meeting, if necessary, to solicit additional proxies.

     Only holders of record of F&M Bank common stock at the close of business on [                 ], 2007 are entitled to notice of, and to vote at, the F&M Bank special meeting or any adjournments or postponements of the F&M Bank special meeting. To ensure your representation at the F&M Bank special meeting, please complete and promptly mail your proxy card in the return envelope enclosed. This will not prevent you from attending the meeting or voting in person, but will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted.

     Please review the proxy statement/prospectus accompanying this notice for more complete information regarding the merger and the F&M Bank special meeting.

     F&M Bank shareholders have a right to dissent from the merger and obtain payment of the fair value of their F&M Bank shares under Washington law. A copy of the applicable Washington statutory provisions regarding dissenters’ rights is attached as Annex C to the accompanying proxy statement/prospectus. For details on you dissenters’ rights and applicable procedures, please see the discussion “Dissenter’s Rights” beginning on page [___]. The board of directors of F&M Bank unanimously recommends that F&M Bank shareholders vote “FOR” the proposal to approve and adopt the merger agreement.

By Order of the Board of Directors,

[      name                 ]
[      title                   ]

Spokane Valley, Washington
[                   ], 2007

ADDITIONAL INFORMATION

     This document incorporates important business and financial information about Banner Corporation from documents filed with the Securities and Exchange Commission, which in this document we refer to as the “SEC,” that are not included in or delivered with this document.

     Banner will provide you with copies of this information relating to Banner, without charge, upon written or oral request to:

Banner Corporation 10 South First Avenue Walla Walla, Washington 99362 Attention: Investor Relations Telephone: (509) 527-3636

     In order to receive timely delivery of the documents in advance of the special meeting, you must request the information no later than [             ], 2007.

     You may also obtain the documents filed by Banner with the SEC at the SEC’s website, “www.sec.gov,” and you may obtain certain of these documents at Banner’s website, “www.bannerbank.com,” by selecting “BANR SEC Filings.” Information contained on the Banner website is expressly not incorporated by reference into this document.

     You should rely only on the information contained in or incorporated by reference into this document to vote on the proposals to F&M Bank’s shareholders in connection with the merger. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [                ], 2007. You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date other than that date. Neither our mailing of this document to F&M Bank shareholders nor the issuance by Banner of common stock in connection with the merger will create any implication to the contrary.

     This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this document regarding Banner has been provided by Banner and information contained in this document regarding F&M Bank has been provided by F&M Bank.

TABLE OF CONTENTS

Questions and Answers About the Merger	1
Summary	4
Risk Factors	14
Forward-Looking Statements	17
The Special Meeting of F&M Bank Shareholders	19
General	19
Record Date and Voting	19
Vote Required	20
Revocability of Proxies	20
Solicitation of Proxies	21
The Merger	22
Background of the Merger	22
Banner’s Reasons for the Merger	24
F&M Bank’s Reasons for the Merger; Recommendation of F&M Bank’s
Board of Directors	24
Opinion of F&M Bank’s Financial Advisor	26
Interests of F&M Bank’s Executive Officers and Directors in the Merger	30
Listing of Banner Common Stock on the Nasdaq	32
Dissenters’ Rights	32
Accounting Treatment	34
Regulatory Approvals	34
Federal Deposit Insurance Corporation	34
Other Notices and Approvals	35
Material U.S. Federal Income Tax Consequences of the Merger	36
Tax Consequences of the Merger Generally	37
Tax Basis and Holding Period	38
Cash Received Instead of a Fractional Share of Banner Common Stock	38
Information Reporting and Backup Withholding	39
Reporting Requirements	39
The Merger Agreement	40
The Merger	40
Effective Time and Completion of the Merger	40
Board of Directors of Banner After the Merger	40
Consideration to Be Received in the Merger	41
Stock Options and Other Stock-Based Awards	41
Conversion of Shares; Exchange of Certificates	42
Representations and Warranties	43
Conduct of Business Pending the Merger	45
Reasonable Best Efforts	47
No Solicitation of Alternative Transactions	48
Employee Matters	49
Indemnification and Insurance	50
Conditions to Complete the Merger	50
Termination of the Merger Agreement	51
Amendment, Waiver and Extension of the Merger Agreement	54

-i-

Fees and Expenses	54
Restrictions on Resales by Affiliates	54
The Companies	56
Banner Corporation	56
F&M Bank	56
Shares Owned by Directors, Executive Officers and Certain Beneficial
Owners	60
Market Price and Dividend Data	62
Banner	62
F&M Bank	62
Comparative Rights of Banner and F&M Bank Shareholders	64
Legal Matters	69
Experts	69
Other Matters	69
Where You Can Find More Information	69

Agreement and Plan of Merger, dated as of December 11, 2006, among Banner
Corporation, Banner Bank and F&M Bank, as amended by Amendment No. 1 to the
Agreement and Plan of Merger, dated as of March 19, 2007	Annex A

Opinion of McAdams Wright Ragen, Inc., dated December 11, 2006	Annex B

Copy of Section 30.49.090 of the Revised Code of Washington	Annex C

-ii-

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What matters will be considered at the F&M Bank shareholder meeting?

A:	At the special shareholders meeting, F&M Bank shareholders will be asked to vote in favor of approving the merger agreement. Under the terms of the merger agreement, F&M Bank will merge into Banner Bank and F&M Bank shareholders will become shareholders of Banner. No other matters are expected to be considered at the meeting.

Q:	What will I receive in the merger?

A:	For each share of F&M Bank common stock which you own, you will receive a pro rata share (based on the number of F&M Bank shares outstanding) of (i) 1,733,494 shares of Banner common stock and (ii) $19.4 million in cash. Assuming [____] shares of F&M Bank common stock outstanding and a Banner common stock value of [____] per share, you would receive consideration with a value equal to $[____]. In addition, you will be entitled to receive a special dividend as of the effective date of the merger at a rate of $0.88 per year for each share of F&M Bank common stock, pro rated to that portion of the calendar year 2007 between January 1, 2007 and the date of completion of the merger.

Q:	Why is my vote important?

A:	The merger agreement must be approved by the holders of two-thirds of the outstanding shares of F&M Bank common stock. Accordingly, if an F&M Bank shareholder abstains or fails to vote, that will have the same effect as a vote against the merger.

Q:	What do I need to do now in order to vote?

A:	After you have carefully read this document, please complete, sign and date the enclosed proxy card or voting instruction card and return it in the postage-paid envelope as soon as possible so that your shares will be represented and voted at the F&M Bank special meeting.

Q:	When and where is the shareholders meeting?

A:	The F&M Bank special shareholders meeting will take place at [ ] on [ ], 2007 at [ ].

Q:	Should I send in my F&M Bank stock certificates with my proxy card?

A:	No. Please DO NOT send your F&M Bank stock certificates with your proxy card. Shortly after the merger is completed you will receive a letter of transmittal with instructions, which you should carefully review and follow, regarding how to surrender your F&M Bank stock certificates in exchange for the merger consideration.

Q:	How do I vote my shares if my shares are held in “street name”?

A:	You should contact your broker. Your broker will give you directions on how to instruct the broker to vote your shares. Your broker will not vote your shares unless the broker receives appropriate instructions from you. An abstention or a failure to vote will have the same effect as a vote “AGAINST” approval of the merger agreement. You should therefore provide your broker with instructions as to how to vote your shares.

Q:	If I hold shares of F&M Bank common stock through my F&M Bank 401(k) Profit Sharing Plan, will I be allowed to vote these shares on the merger?

A:	Yes. If you participate in the 401(k) Profit Sharing Plan, you may vote the number of F&M Bank shares in your account on the record date by following the instructions that are being provided to F&M Bank 401(k) Profit Sharing Plan participants separately. The trustee will vote your shares in accordance with your instructions, if you meet the deadline for submitting your vote. This deadline may be earlier than the deadline generally applicable to F&M Bank shareholders. If you do not send instructions, the trustee will vote the shares credited to your account in the same proportion as those shares for which the trustee did receive voting instructions.

Q:	What if I want to change my vote after I have delivered my proxy card?

A:	You may change your vote at any time before your proxy is voted at the shareholder meeting. If you are the record holder of your shares, you can do this in any of the three following ways:

by sending a written revocation to the secretary of F&M Bank in time to be received before the special meeting of shareholders stating that you would like to revoke your proxy;

by properly completing another proxy card that is dated later than the original proxy and returning it in time to be received before the special meeting of shareholders; or

by voting in person at the special meeting of shareholders if your shares of F&M Bank common stock are registered in your name, rather than in the name of a broker.

If you hold your shares in “street name,” you should contact your broker or bank to give it instructions to change your vote. If your shares are held in the 401(k) Profit Sharing Plan, you must follow instructions from the plan trustee to change your vote.

Q:	Are F&M Bank shareholders entitled to dissenters’ rights?

A:	Holders of F&M Bank common stock have the right to dissent from the merger and to receive payment in cash for the value of their shares of F&M Bank common stock. The value of the shares of F&M Bank common stock of dissenting shareholders may be more than, less than or equal to the value of the merger consideration. If you are an F&M Bank shareholder seeking to preserve your statutory dissenters’ rights, you must carefully follow the procedures described in the section entitled “The Merger—Dissenters’ Rights”

on pages [__] and prescribed by Section 30.49.090 of the Revised Code of Washington, a copy of which is reprinted in its entirety and attached to this document as Annex C. Your failure to comply precisely with all procedures required by Washington law may result in the loss of your dissenters’ rights.

Q:	Whom can I call with questions about the shareholder meeting or the merger?

A:	If you have questions about the merger or the F&M Bank special meeting of shareholders or you need additional copies of this document, or if you have questions about the process for voting or if you need a replacement proxy card, you should contact:

F&M Bank 25 North Mullan Road, Suite 303 Spokane Valley, Washington 99206 Attention: John Wagner, President Telephone: (509) 892-4528

SUMMARY

     This summary highlights selected information from this document and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which this document refers to fully understand the merger. See “Where You Can Find More Information” on page [__]. Most items in this summary include a page reference directing you to a more complete description of those items.

F&M Bank Will Merge into Banner Bank (see pages [ ]-[ ])

     We propose a merger of F&M Bank into Banner Bank. As a result, Banner Bank would continue as the resulting bank, and the existence of F&M Bank would cease.

Information About Banner and F&M Bank (see pages [______]).

Banner Corporation
10 South First Avenue
Walla Walla, Washington 99363
(509) 527-3636

     Banner is a bank holding company headquartered in Walla Walla, Washington, that engages in a general banking business primarily through its banking subsidiary, Banner Bank. Banner Bank is a Washington-chartered, commercial bank that engages in a general banking business through 62 branch office and 12 loan offices in 24 counties in Washington, Oregon, and Idaho. Banner Bank provides a variety of banking products and services for both business and individual customers. Deposits of Banner Bank are insured by the FDIC.

     As of December 31, 2006, Banner had total assets of approximately $3.5 billion, total net loans of approximately $2.9 billion, total deposits of approximately $2.8 billion and approximately $250 million in shareholders’ equity. Banner’s common stock trades on the Nasdaq Global Select Market under the symbol “BANR.”

F&M Bank
25 North Mullan Road, Suite 303
Spokane Valley, Washington 99206

     F&M Bank is a Washington state-chartered bank and member of the Federal Reserve system, headquartered in Spokane Valley, Washington. The bank has 13 branches offices in and around Spokane, Washington. As of December 31, 2006, F&M Bank had total assets of approximately $415 million, total net loans of approximately $366 million, total deposits of approximately $340 million and approximately $37.8 million in shareholders’ equity. Deposits of F&M Bank are insured by the FDIC.

F&M Bank Shareholders Will Receive Cash and Shares of Banner Common Stock in the Merger (see pages [ ]-[ ])

     If the merger is completed, Banner will deliver 1,773,494 shares of Banner common stock and $19.4 million in cash to F&M Bank shareholders, who will be entitled to receive their pro rata share of this aggregate consideration in exchange for their shares of F&M Bank common stock. The number of shares or the amount of cash consideration could vary if the price of Banner stock rises above or falls below certain thresholds. See “The Merger Agreement—Termination of the Merger Agreement—General.”

     Except as described above, the value of the merger consideration will fluctuate with the market price of Banner common stock. As an example, based on the closing price of $[ ] of Banner common stock on the Nasdaq on [                 ], 2007, and [                    ] F&M Bank common shares outstanding as of such date, each share of F&M Bank common stock would be converted into the right to receive approximately $[                   ] in cash and approximately [           ] shares of Banner common stock, having a market value of approximately $[                   ].

     In addition, F&M Bank shareholders will be entitled to receive a prorated annual dividend paid in cash at a rate of $0.88 per share of F&M Bank common stock per year for that portion of 2007 prior to the time the merger is completed. See “The Merger Agreement—Consideration to Be Received in the Merger.”

What Holders of F&M Bank Stock Options and Other Equity-Based Awards Will Receive (see page [    ])

     All outstanding options to acquire F&M Bank common stock are currently exercisable. When we complete the merger, options that remain outstanding and unexercised will automatically be cancelled and the holders will not have any further rights with respect to such options.

     Each F&M Bank restricted share outstanding immediately before completing the merger will be converted into the right to receive the merger consideration, with any Banner shares issued being subject to the same vesting provisions applicable to the F&M Bank restricted shares.

The Merger Has Been Structured to Be Generally Tax-Free to Holders of F&M Bank Common Stock to the Extent They Receive Banner Common Stock (see pages [    ])

     The exchange by U.S. holders of F&M Bank common stock for Banner common stock has been structured to be generally tax free for U.S. federal income tax purposes, except that:

  U.S. holders of F&M Bank common stock generally will recognize gain, but not loss, to the extent of the cash received; and

  U.S. holders of F&M Bank common stock generally will recognize gain or loss with respect to cash received instead of fractional shares of Banner common stock that such holders would otherwise be entitled to receive.

     For further information, please refer to “The Merger—Material U.S. Federal Income Tax Consequences of the Merger.”

Dividend Policy of Banner (see page [   ])

     The holders of Banner common stock receive dividends if and when declared by the Banner board of directors out of legally available funds. Banner declared quarterly cash dividends of $0.19 per share of common stock for the fourth quarter of 2006 and $0.18 for each of the first three quarters of 2006. Following the completion of the merger, Banner expects to continue paying quarterly cash dividends on a basis consistent with past practice. However, the declaration and payment of dividends will depend upon business conditions, operating results, capital and reserve requirements and consideration by the Banner board of directors of other relevant factors.

     Prior to completion of the merger, F&M Bank shareholders will not receive any regular dividends declared and paid by Banner. See “The Merger Agreement—Conversion of Shares; Exchange of Certificates—Dividends and Distributions.”

F&M Bank’s Financial Advisor Has Provided an Opinion as to the Fairness of the Merger Consideration, from a Financial Point of View, to F&M Bank’s Shareholders (see pages [   ])

     McAdams Wright Ragen, Inc. or “McAdams Wright” has provided an opinion to the F&M Bank board of directors, dated as of December 11, 2006, that, as of that date, and subject to and based upon the qualifications and assumptions set forth in its opinion, the consideration to be received by the holders of F&M Bank common stock in the merger was fair, from a financial point of view, to such shareholders. We have attached to this document the full text of McAdams Wright’s opinion as Annex B, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by McAdams Wright in connection with its opinion. We urge you to read the opinion in its entirety. The opinion of McAdams Wright is addressed to the board of directors of F&M Bank and is among many factors considered by the board in deciding to approve the merger agreement and the transactions contemplated by the merger agreement, is directed only to the consideration to be paid in the merger and does not constitute a recommendation to any shareholder as to how that shareholder should vote on the merger agreement. Pursuant to an engagement letter between F&M Bank and McAdams Wright, F&M Bank has agreed to pay McAdams Wright a fee, a substantial portion of which is payable only upon completion of the merger.

F&M Bank’s Board of Directors Recommends that F&M Bank Shareholders Vote “FOR” Approval and Adoption of the Merger Agreement (see page [   ])

     F&M Bank’s board of directors has unanimously determined that the merger and the merger agreement are advisable to, and in the best interests of, F&M Bank shareholders and unanimously recommends that F&M Bank shareholders vote “FOR” the proposal to approve the merger agreement.

     In reaching its decision to approve the merger agreement, F&M Bank’s board of directors consulted with certain of its senior management and with its legal and financial advisors and also considered the factors described under “The Merger—F&M Bank’s Reasons for the Merger; Recommendation of F&M Bank’s Board of Directors.”

Interests of F&M Bank Executive Officers and Directors in the Merger (see pages [   ]-[   ])

     In considering the information contained in this document, you should be aware that F&M Bank’s executive officers and directors have interests in the merger that may be different from, or in addition to, the interests of F&M Bank shareholders. These additional interests include change in control payment rights, employment considerations, and indemnification rights. These additional interests of F&M Bank’s executive officers and directors may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than you may view it as a shareholder.

     F&M Bank’s board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement. For information concerning these interests, please see the discussion under the caption “The Merger—Interests of F&M Bank Executive Officers and Directors in the Merger.”

Board of Directors after the Merger (see page [   ])

     Upon completion of the merger, Banner will increase the size of its board of directors by one and appoint David A. Klaue, Chairman of F&M Bank’s board of directors, to the Banner board of directors. In addition, Banner has agreed to appoint John R. Layman, a director of F&M Bank, to fill the first vacancy on the Banner board of directors created by the retirement, resignation, disability, death or removal of, or the failure to stand for reelection of an existing Banner director after the completion of the merger. The board arrangements are described under “The Merger Agreement—Board of Directors of the Surviving Corporation.”

Non-Solicitation (see pages [   ]-[   ])

     F&M Bank has agreed that it will not solicit or encourage any inquiries or proposals regarding any acquisition proposals by third parties. However, F&M Bank may respond to unsolicited proposals in certain circumstances if required by its directors’ fiduciary duties. Upon receiving any such proposal, F&M Bank must promptly notify Banner.

Conditions to Completion of the Merger (see pages [   ]-[   ])

     Each of Banner’s and F&M Bank’s obligations to complete the merger is subject to the satisfaction or waiver of a number of mutual conditions including:

  the approval of the merger agreement by F&M Bank shareholders; and

  the absence of any statute, regulation, rule, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement.

     Each of Banner’s and F&M Bank’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

  the receipt by the party of a legal opinion from Wachtell, Lipton, Rosen & Katz to the effect that the merger will be treated as a reorganization for U.S. federal income tax purposes;

  the receipt and effectiveness of all regulatory approvals, registrations and consents, and the expiration of all waiting periods required to complete the merger; and

  the other company’s representations and warranties in the merger agreement being true and correct, subject to the materiality standards contained in the merger agreement, and the performance by the other party in all material respects of its obligations under the merger agreement.

     Banner’s obligation to complete the merger is further subject to the condition that the regulatory approvals received in connection with the completion of the merger not include any conditions or restrictions that, in the aggregate, would reasonably be expected to have a material adverse effect on F&M Bank or Banner, with materiality being measured on a scale relative to F&M Bank.

Termination of the Merger Agreement (see page [   ])

     Banner and F&M Bank may mutually agree at any time to terminate the merger agreement without completing the merger, even if shareholders have approved the merger. Also, either of Banner or F&M Bank can terminate the merger agreement in various circumstances, including the following:

  if a governmental entity which must grant a regulatory approval as a condition to the merger denies approval of the merger or any governmental entity has issued an order prohibiting the merger and such action has become final and non- appealable;

  if the merger is not completed by July 31, 2007 (other than because of a breach of the merger agreement caused by the party seeking termination);

  if the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger,
  subject   to the right of the breaching party to cure the breach within 45 days following written notice (unless it is not possible due to the nature or timing of the breach for the breaching party to cure the breach); or

  if the approval of the merger agreement by F&M Bank shareholders is not obtained.

Banner may also terminate the merger agreement:

  if F&M Bank has materially breached its “non-solicitation” obligations described under “The Merger Agreement—No Solicitation of Alternative Transactions”;

  if F&M Bank’s board has failed to recommend in the proxy statement the approval of the merger agreement by its shareholders, recommended any alternative transaction proposals with third parties or failed to call a meeting of its shareholders; or

  if the twenty-day average closing price of Banner common stock exceeds $49.71 (subject to F&M Bank’s right to accept a reduction in the merger consideration and thereby prevent such termination as described under “The Merger Agreement—Termination of the Merger Agreement”).

     F&M Bank may also terminate the merger agreement if the twenty-day average closing price of Banner common stock is less than $33.27 and underperforms a peer-group index by more than 18.66% (subject to Banner’s right to increase the merger consideration and thereby prevent such termination as described under “The Merger Agreement—Termination of the Merger Agreement”).

Dissenters’ Rights (see pages [   ])

     Under Washington law, any F&M Bank shareholder may dissent from the merger and receive the value of his or her shares of F&M Bank common stock in cash if such shareholder follows the procedures described in Annex C, and summarized at pages [ ] of this document.

F&M Bank Will Hold its Special Meeting on [           ], 2007 (see page [    ])

     The F&M Bank special meeting will be held at [            ], on [            ] at [            ] a.m., local time. At the special meeting, F&M Bank shareholders will be asked:

  to approve the merger agreement; and

  to vote upon an adjournment or postponement of the F&M Bank special meeting, if necessary, to solicit additional proxies.

     You are entitled to vote at the F&M Bank special meeting if you owned F&M Bank common stock at the close of business on [        ], 2007. On that date, there were [        ] shares of F&M Bank common stock outstanding and entitled to vote, approximately [         ]% of which were owned and entitled to be voted by F&M Bank directors and executive officers and their affiliates. You are entitled to cast one vote for each share of F&M Bank common stock you owned on that date. In order to approve the merger agreement, the holders of two-thirds of the outstanding shares of F&M Bank common stock entitled to vote must vote in favor of doing so.

F&M Bank’s Directors Have Agreed to Vote in Favor of the Merger (page [   ])

     In consideration of Banner agreeing to enter into the merger agreement, each of the members of our board of directors agreed to vote their shares of F&M Bank common stock in favor of the merger agreement and against any competing acquisition transaction. The shares subject to these support agreements represent approximately [ ]% of the outstanding shares of F&M Bank common stock as of the record date.

Regulatory Approvals Required for the Merger (see pages [   ])

     Completion of the transactions contemplated by the merger agreement is subject to various regulatory approvals, including approval from the Federal Deposit Insurance Corporation. Banner and F&M Bank have completed, or will complete, filing all of the required applications and notices with regulatory authorities. Although we do not know of any reason why we would not be able to obtain the necessary regulatory approvals in a timely manner, we cannot be certain when or if we will receive these approvals.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

     Banner common stock trades on the Nasdaq under the symbol “BANR.” The following table presents the closing sale prices of Banner common stock on December 11, 2006, the last trading day before we announced the merger agreement and [ ], 2007, the last practicable trading day prior to mailing this document. The table also presents the equivalent value of the merger consideration per share of F&M Bank common stock on those dates, assuming 2,086,374 and [ ] shares, respectively, of F&M Bank common stock outstanding as of such dates.

		Banner	Equivalent
Date		Closing Price	Per Share Value
December 11, 2006		$ 44.59	$ 47.20
[	], 2007	$	$

     The market price of Banner common stock will fluctuate prior to the merger. You should obtain current stock price quotations for Banner common stock.

SELECTED HISTORICAL FINANCIAL DATA

Selected Consolidated Historical Data of Banner

     Set forth below are highlights from Banner’s consolidated financial data as of and for the years ended December 31, 2002 through 2006. You should read this information in conjunction with Banner’s consolidated financial statements and related notes included in Banner’s Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page [ ].

Banner—Summary of Consolidated Financial Data

		At or For the Years Ended December 31

	2006	2005	2004	2003	2002

Period End Balances (in thousands)
Total assets	$ 3,495,566	$ 3,040,555	$ 2,897,067	$ 2,635,313	$ 2,263,172
Loans receivable, net	2,930,455	2,408,833	2,063,238	1,700,865	1,546,927
Cash and securities (1)	347,410	427,681	649,516	779,472	567,385
Deposits	2,794,592	2,323,313	1,925,909	1,670,940	1,497,778
Borrowings	404,330	459,821	723,842	738,699	546,945
Stockholders’ equity	250,227	221,665	215,220	202,800	190,377
Shares outstanding excluding
unearned, restricted shares held in
ESOP	12,074	11,782	11,482	11,039	10,791

Operating Data (in thousands)
Interest income	243,019	$ 190,160	$ 156,230	$ 140,441	$ 144,276
Interest expense	116,114	81,377	59,915	59,848	65,969
Net interest income	126,905	108,783	96,315	80,593	78,307
Provision for loan losses	5,500	4,903	5,644	7,300	21,000
Net interest income after provision for
loan losses	121,405	103,880	90,671	73,293	57,307

Mortgage banking operations	5,824	5,647	5,522	9,447	6,695
Gain (loss) on sale of securities	65	(7,302)	141	63	27
Other operating income	14,686	12,199	11,305	10,071	9,155
Insurance recovery, net proceeds	(5,350)	-	-	-	-
FHLB prepayment penalties	-	6,077	-	-	-
Other operating expenses	99,731	91,471	79,714	69,876	60,445

Income before provision for income
taxes	47,599	16,876	27,925	22,998	12,739
Provision for income taxes	15,436	4,432	8,585	6,891	3,479

Net income	$ 32,163	$ 12,444	$ 19,340	$ 16,107	$ 9,260

		At or for the Years Ended December 31

	2006	2005	2004	2003	2002

Per Share Data
Net income:
Basic	2.70	$ 1.08	$ 1.74	$ 1.49	$ 0.85
Diluted	2.63	1.04	1.65	1.44	0.82
Stockholders’ equity (2)	20.72	18.81	18.74	18.37	17.64
Cash dividends	0.73	0.69	0.65	0.61	0.6
Dividend payout ratio (basic)	27.04%	63.89%	37.36%	40.94%	70.59%
Dividend payout ratio (diluted)	27.76%	66.35%	39.39%	42.36%	73.17%

		At or for the Years Ended December 31

	2006	2005	2004	2003	2002

Key Financial Ratios
Performance Ratios:
Return on average assets (3)	0.97%	0.41%	0.70%	0.66%	0.43%
Return on average equity (4)	13.54	5.62	9.22	8.21	4.71
Average equity to average assets	7.20	7.26	7.62	8.03	9.13
Interest rate spread (5)	3.97	3.72	3.65	3.47	3.8
Net interest margin (6)	4.08	3.79	3.71	3.53	3.91
Non-interest income to average assets	0.62	0.35	0.62	0.8	0.74
Non-interest expense to average
assets	2.86	3.20	2.90	2.86	2.81
Efficiency ratio (7)	64.00	81.75	70.37	69.75	64.18
Average interest-earning assets to
interest-bearing liabilities	102.81	102.66	102.92	102.31	103.14

Asset Quality Ratios:
Allowance for loan losses as a percent
of total loans at end of period	1.20	1.27	1.41	1.51	1.69
Net charge-offs as a percent of
average outstanding loans during
the period	0.03	0.16	0.11	0.47	0.78
Non-performing assets as a percent of
total assets	0.43	0.36	1.20	1.20	1.86
Ratio of allowance for loan losses to
non-performing loans (8)	2.53	2.96	1.86	0.92	0.74

Consolidated Capital Ratios:
Total capital to risk-weighted assets	11.80	12.29	12.24	12.77	12.96
Tier 1 capital to risk-weighted assets	9.53	10.17	10.94	11.48	11.66
Tier 1 leverage capital to average
assets	8.76	8.59	8.93	8.73	8.77

(1)	Includes securities available for sale and held to maturity.
(2)	Calculated using shares outstanding excluding unearned restricted shares held in ESOP.
(3)	Net income divided by average assets.
(4)	Net income divided by average equity.
(5)	Difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(6)	Net interest income before provision for loan losses as a percent of average interest-earning assets.
(7)	Other operating expenses divided by the total of net interest income before loan losses and other operating income (noninterest income).
(8)	Non-performing loans consist of nonaccrual and 90 days past due loans.

Selected Consolidated Historical Data of F&M Bank

     Set forth below are highlights from F&M Bank’s consolidated financial data as of and for the years ended December 31, 2002 through 2006.

F&M Bank—Summary of Consolidated Financial Data

		For the Years Ended December 31,

	2006	2005	2004	2003	2002

Operating Results (in thousands)
Interest income	$ 27,497	$ 20,503	$ 17,499	$ 17,133	$ 17,427
Interest expense	10,850	6,161	4,108	3,853	4,633

Net interest income	16,647	14,342	13,391	13,280	12,794
Provision for loan and lease losses	774	563	452	119	970
Noninterest income	4,083	3,928	2,981	3,779	3,449
Noninterest expense	14,776	13,276	12,317	10,887	9,880
Merger expense	422	-	-	-	-

Income before income taxes	4,758	4,431	3,603	6,053	5,393
Provision for income taxes	1,569	1,334	1,041	1,671	1,718

Net income	$3,189	$3,097	$2,562	$4,382	$3,675

Per Share Data
Earnings per weighted average
common share
Basic**	$ 1.57	$ 1.53	$ 1.37	$ 2.36	$ 2.17
Diluted**	$ 1.53	$ 1.49	$ 1.34	$ 2.32	$ 2.16

Cash dividends declared per common
share**	$ 0.88	$ 0.80	$ 0.80	$ 0.80	$ 0.75
Dividend payout ratio	56.16%	52.49%	58.06%	33.89%	34.48%
Book value per common share at end
of period**	$ 18.47	$ 17.77	$ 17.12	$ 16.13	$ 14.61

Financial Ratios
Return on average equity	8.38%	8.56%	8.15%	14.96%	15.06%
Return on average assets	0.82%	0.90%	0.81%	1.52%	1.44%
Net interest margin*	4.62%	4.56%	4.65%	5.00%	5.33%

Balance Sheet Data at Period End
Loans and leases	$ 370,279	$ 312,901	$ 269,866	$ 264,790	$ 234,731
Allowance for loan and lease losses	$ 3,704	$ 3,130	$ 2,699	$ 2,648	$ 2,370
Allowance as percentage of loans	1.00%	1.00%	1.00%	1.00%	1.01%
Total assets	$ 415,002	$ 360,973	$ 324,598	$ 304,189	$ 273,564
Total deposits	$ 339,976	$ 303,899	$ 285,028	$ 269,212	$ 242,657
Junior subordinated debentures	$ -	$ -	$ -	$ -	$ -
Long term debt	$ 2,768	$ 1,454	$ 709	$ 325	$ 108
Total shareholders' equity	$ 37,759	$ 36,102	$ 34,681	$ 29,934	$ 27,113

Weighted average shares – basic**	2,030,033	2,027,110	1,867,495	1,856,438	1,693,489
Weighted average shares – diluted**	2,079,491	2,075,950	1,908,466	1,886,067	1,704,063

Average equity	38,045	36,151	31,443	29,300	24,398
Average assets	390,057	343,158	315,158	287,399	255,962
Average earning assets	357,969	312,744	286,737	266,049	240,687

Shares at Period End**	2,043,799	2,031,427	2,025,620	1,856,450	1,856,110

*	Fully tax-equivalent basis.
**	Adjusted 2004 and earlier numbers for the 10 for 1 stock split, for consistency in the presentation.

RISK FACTORS

     In addition to the risk factors and other information concerning Banner, its financial condition and operations, contained in or incorporated by reference into this document, including Banner’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and the matters addressed under the heading “Forward-Looking Statements” beginning on page [ ] of this document, you should carefully consider the following risk factors in deciding how to vote your shares at the F&M special meeting.

Because the Market Price of Banner Common Stock Will Fluctuate, F&M Bank Shareholders Cannot Be Sure of the Value of the Merger Consideration They Will Receive.

     Upon completion of the merger, each share of F&M Bank common stock will be converted into the right to receive merger consideration consisting of shares of Banner common stock and cash. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Banner’s businesses, operations and prospects, and regulatory considerations. Any change in the market price of Banner common stock prior to completion of the merger will affect the value of the merger consideration that F&M Bank shareholders will receive. Accordingly, at the time of the F&M Bank special meeting, F&M Bank shareholders will not necessarily know or be able to calculate the value of the consideration they would receive upon completion of the merger. In addition, the timing of closing the merger will affect the amount of the special dividend you will receive when the merger is completed.

Failure To Realize the Anticipated Benefits of the Merger or to Effectively Integrate Banner Bank and F&M Bank Could Adversely Affect the Market Price of Banner Common Stock.

     The success of the merger will depend, in part, on Banner’s ability to realize cost and revenue synergies and other benefits from combining the businesses of Banner and F&M Bank. Banner may fail to realize some or all of the anticipated benefits of the transaction in the amounts and times projected for a number of reasons, including that the integration may take longer than anticipated, be more costly than anticipated or have unanticipated adverse results relating to F&M Bank’s or Banner’s existing businesses or customer base. Any such failure could have a material adverse effect on the value of Banner common stock.

     Banner and F&M Bank have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Banner and F&M Bank during the transition period and on the combined company following completion of the merger. These integration matters, as well as other changes unrelated to the merger that may occur in the business of Banner and F&M Bank during the period between now and the completion of the merger, could have an adverse effect on each of

Banner and F&M Bank during the transition period and on the combined company and could result in lower than expected revenues or higher than expected costs following completion of the merger.

Banner grows its business in part by acquiring from time to time other financial services companies, and these acquisitions present a number of risks and uncertainties related both to the acquisition transactions themselves and to the integration of the acquired businesses.

     Acquisitions of other financial services companies present risks to Banner other than those presented by the nature of the business acquired. In particular, acquisitions may be substantially more expensive to complete (including integration costs) and the anticipated benefits (including anticipated cost savings and strategic gains) may be significantly harder or take longer to achieve than expected. In some cases, acquisitions may involve entry into new businesses or new geographic or other markets where Banner does not have prior experience. As a regulated financial institution, Banner’s pursuit of attractive acquisition opportunities could be negatively impacted due to regulatory delays or other regulatory issues. The integration of the acquired business into Banner’s may result in additional future costs and expenses arising as a result of those issues.

     Banner’s pending acquisition of San Juan Financial Holding Company presents many of the risks and uncertainties related to acquisition transactions themselves and to the integration of the acquired businesses into Banner described above.

The Merger Agreement Limits F&M Bank’s Ability to Pursue Alternatives to the Merger.

     The merger agreement contains provisions that limit F&M Bank’s ability to pursue alternative proposals to acquire all or a significant part of F&M Bank and obligate F&M Bank to pay a termination fee of $3 million to Banner if the merger agreement is terminated under specified circumstances. See “The Merger Agreement—No Solicitation of Alternative Transactions” and “The Merger Agreement—Termination of the Merger Agreement—Payment of Termination Fee.” In addition, each of the members of the F&M Bank board of directors entered into support agreements with Banner under which they agreed to vote, and gave Banner an irrevocable proxy to vote, their shares of F&M Bank common stock, representing approximately [ ]% of the voting power of F&M Bank common stock, in favor of the merger agreement and against any competing acquisition transaction. These provisions might discourage a potential competing acquiror from considering or proposing an acquisition that might result in F&M Bank’s shareholders obtaining a higher value for their shares than provided for in the merger agreement.

F&M Bank Executive Officers and Directors Have Interests in the Merger that Are Different from, or in Addition to, the Interests of F&M Bank Shareholders.

     Executive officers of F&M Bank negotiated the terms of the merger agreement, and F&M Bank’s board of directors unanimously approved and recommended that F&M Bank’s shareholders vote to approve the merger agreement. In considering these facts and the other information contained in this document, you should be aware that F&M Bank’s executive officers and directors have interests in the merger that are different from, or in addition to, the interests of F&M Bank’s shareholders. Please see “The Merger—Interests of F&M Bank Executive Officers and Directors in the Merger” for further information about these interests.

The Merger is Subject to Regulatory Approvals from Government Entities that May Impose Conditions that Could Have an Adverse Effect on Banner.

     Before the merger may be completed, various approvals or consents must be obtained from the Federal Deposit Insurance Corporation and other authorities in the United States. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Banner is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or restrictions that, in the aggregate, would reasonably be expected to have a material adverse effect on F&M Bank or Banner, measured on a scale relative to F&M Bank, but Banner could choose to waive this condition.

The Shares of Banner Common Stock to be Received by F&M Bank Shareholders as a Result of the Merger Will Have Different Rights from the Shares of F&M Bank Common Stock.

     Upon completion of the merger, F&M Bank shareholders will become Banner shareholders and their rights as shareholders will be governed by the articles of incorporation and by-laws of Banner. The rights associated with F&M Bank common stock are different from the rights associated with Banner common stock. See the section of this document titled “Comparative Rights of Banner and F&M Bank Shareholders” beginning on page [ ] for a discussion of the different rights associated with Banner common stock.

FORWARD-LOOKING STATEMENTS

     This document contains or incorporates by reference a number of forward-looking statements regarding the financial condition, results of operations, earnings outlook, and business prospects of Banner, F&M Bank and the potential combined company and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “expects,” “projects,” “anticipates,” “believes,” “intends,” “estimates,” “strategy,” “plan,” “potential,” “possible” and other similar expressions.

     The forward-looking statements involve certain risks and uncertainties. The ability of either Banner or F&M Bank to predict results or actual effects of its plans and strategies, or those of the combined company, is inherently uncertain. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” and those discussed in the filings of Banner that are incorporated herein by reference, as well as the following:

  those risks and uncertainties Banner discusses or identifies in its public filings with the SEC;

  the risk that the businesses of Banner and F&M Bank will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

  revenues following the merger may be lower than expected;

  competitive pressure among financial services companies increases significantly;

  general economic conditions are less favorable than expected;

  changes in the interest rate environment reduce interest margins and impact funding sources;

  changes in both companies’ businesses during the period between now and the completion of the merger may have adverse impacts on the combined company;

  changes in market rates and prices may adversely impact the value of financial products and assets;

  legislation or regulatory environments, requirements or changes adversely affect businesses in which either company is engaged;

  litigation liabilities, including costs, expenses, settlements and judgments, may adversely affect either company or its businesses;

  deposit attrition, operating costs, customer loss and business disruption following the merger, including difficulties in maintaining relationships with employees, may be greater than expected; and

  the ability to obtain governmental approvals of the merger on the proposed terms and schedule.

     Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document.

     All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to Banner or F&M Bank or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, Banner and F&M Bank undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF F&M BANK SHAREHOLDERS

General

     This document is being furnished to F&M Bank shareholders in connection with the solicitation of proxies by the F&M Bank board of directors to be used at the special meeting of F&M Bank shareholders to be held on [             ] at [           ] a.m., local time, at [          ], and at any adjournment or postponement of that meeting. This document and the enclosed form of proxy are being sent to F&M Bank shareholders on or about [          ], 2007.

     Record Date and Voting

     Only holders of record of shares of F&M Bank common stock at the close of business [           ], 2007, the record date, will be entitled to vote at the F&M Bank special meeting and any adjournment or postponement of that meeting. At the close of business on the record date, there were [           ] shares of F&M Bank common stock outstanding, held by approximately [          ] holders of record.

     Each holder of shares of F&M Bank common stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the F&M Bank special meeting. In order for F&M Bank to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of F&M Bank common stock entitled to vote at the meeting must be present. Your shares will be deemed to be represented at the meeting if you attend the meeting or if you submit a proxy card that is received at or prior to the meeting (and not revoked as described below).

     If you sign and timely return your proxy card, your shares will be voted in accordance with the instructions that you mark on your proxy card. If you execute your proxy but do not provide F&M Bank with any instructions, your shares will be voted “FOR” the approval of the merger agreement and “FOR” any adjournment or postponement of the F&M Bank special meeting that may be necessary to solicit additional proxies.

     If your shares are held in “street name” by your broker and you do not provide your broker with instructions on how to vote your shares, your broker will not be permitted to vote your shares, which will have the same effect as a vote against the approval of the merger agreement. You must contact your broker if you wish to change your vote or revoke your voting instructions.

     If shares are held for your account in the F&M Bank 401(k) Profit Sharing Plan, the Plan’s trustee will provide you with instructions for voting those shares. If you do not instruct the trustee on how to vote those shares, the trustee will vote your shares in the same proportion as the shares in the Plan for which voting instructions were received bear to the total shares held in the Plan.

Vote Required

     Approval of the merger requires the affirmative vote of the holders of two-thirds of the outstanding shares of F&M Bank common stock.

     Shares represented at the special meeting, in person or by proxy, will be counted as present for purposes of determining whether a quorum is present, whether or not such shares abstain from voting on the merger proposal. An abstention or a broker non-vote (shares held by a broker or other nominee who had not received voting instructions from the beneficial holder) will have the same effect as a vote against approval of the proposal. The required vote of F&M Bank shareholders on the merger agreement is based upon the number of outstanding shares of F&M Bank common stock, and not the number of shares that are actually voted. Accordingly, an abstention or failure to vote your shares at the F&M Bank special meeting will have the same effect as a vote “AGAINST” approval of the merger agreement.

     Approval of any proposal to adjourn or postpone the meeting, if necessary, for the purpose of soliciting additional proxies, may be obtained if more shares of F&M Bank common stock represented at the F&M Bank special meeting are voted in favor than voted against the proposal, whether or not a quorum is present.

     As of the record date:

  F&M Bank directors and executive officers and their affiliates owned and were entitled to vote approximately [                ] shares of F&M Bank common stock, representing approximately [         ]% of the outstanding shares of F&M Bank common stock. The directors have agreed to vote their shares of F&M Bank common stock, and we currently expect that each of the non-director officers will vote their shares of F&M Bank common stock, in favor of the merger.

  Banner directors and executive officers and their affiliates owned and were entitled to vote no shares of F&M Bank common stock. Banner owns no shares of F&M Bank common stock.

     For additional information on the beneficial ownership of F&M Bank common stock, see “The Companies—Shares Owned by Directors, Executive Officers and Certain Beneficial Owners.”

Revocability of Proxies

     Attendance at the F&M Bank special shareholders meeting will not automatically revoke your proxy. If you are the record holder of your shares, you may revoke a proxy at any time prior to its exercise by:

  submitting a written revocation to F&M Bank’s President that is received prior to the meeting;

  submitting another proxy by mail that is dated later than the original proxy and that is received prior to the meeting; or

  attending the F&M Bank special meeting and voting in person if your shares of F&M Bank common stock are registered in your name rather than in the name of a broker, bank or other nominee.

     If your shares are held by a broker or bank, you must follow the instructions on the form you receive from your broker or bank with respect to changing or revoking your proxy. If your shares are held in the F&M Bank 401(k) Profit Sharing Plan, you must follow the instructions of the Plan trustee to change your vote.

Solicitation of Proxies

     In addition to solicitation by mail, directors, officers and employees of F&M Bank may solicit proxies for the F&M Bank special meeting from F&M Bank shareholders personally or by telephone and other electronic means. However, they will not be paid for soliciting such proxies. F&M Bank also will provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions.

     Banner and F&M Bank will share equally the expenses incurred in connection with the printing and mailing of this document.

THE MERGER

Background of the Merger

     The F&M Bank board of directors has periodically in recent years engaged with senior management in strategic reviews and considered the opportunities available to F&M to enhance its company’s financial performance and business prospects. In connection with these reviews, the F&M board has discussed developments in the financial services industry, the competitive landscape and the ongoing consolidation in financial services. From time to time, the potential benefits and risks of business combinations with other financial institutions based on their lines of business, geographic locations and management and employee cultures have been considered.

     Banner’s board and senior management similarly evaluate the business climate and periodically consider combination transactions with third parties as possible strategies to maximize shareholder value.

     In the course of assisting F&M Bank in considering the various opportunities available to it to maximize shareholder value, a representative of McAdams Wright contacted Lloyd Baker, Executive Vice President and Chief Financial Officer of Banner, on behalf of F&M Bank. On July 27, 2006, Banner executed a confidentiality agreement with F&M Bank, and McAdams Wright, acting on behalf of F&M Bank, delivered to Banner confidential information regarding F&M Bank and discussed the strategic merits of a business combination of the two financial institutions.

     On August 23, 2006, D. Michael Jones, President and Chief Executive Officer of Banner, and Mr. Baker met with John Wagner, President and Chief Operating Officer of F&M Bank, and Richard E. Odegard, one of F&M Bank’s directors. At this meeting, the representatives of the two companies discussed the possibility of a transaction and the strategic, operational and financial rationales for a merger of their respective companies.

     Later that month, Banner submitted a preliminary indication of interest to F&M Bank. F&M Bank considered this indication in the context of the process of evaluating strategic opportunities for F&M Bank. After consultation with the F&M Bank board of directors, McAdams Wright continued to engage Banner in discussions regarding a possible transaction.

     On September 25, 2006, Banner submitted a revised proposal, subject to completion of due diligence, finalization of definitive documentation and board approval, to acquire F&M Bank for aggregate consideration consisting of $17.6 million in cash and 1,717,073 shares of Banner common stock, subject to certain other terms and conditions. During the subsequent five weeks, F&M Bank and Banner continued to negotiate the principal terms of the possible transaction and revise the initial proposal made by Banner.

     On October 31, 2006, Banner submitted a revised proposal, subject to completion of due diligence, finalization of definitive documentation and board approval, to acquire F&M Bank for an aggregate consideration consisting of $19.4 million in cash and 1,773,494 shares of Banner common stock, subject certain other terms and conditions. The F&M Bank board of directors met on [ ], 2006 for an update on the status of the discussions. After reviewing the discussions to date and consultation with its senior management and financial advisor, the F&M

Bank board of directors authorized F&M Bank management to continue to pursue the unique strategic opportunity presented by a combination of F&M Bank and Banner. Thereafter, F&M Bank and Banner began working with outside legal counsel to negotiate the terms of definitive documentation for a possible merger of the two companies.

     During early November, discussions between representatives of Banner and F&M Bank continued, and the executives of each company periodically updated their respective boards of directors on the status of the discussions. On November 17, 2006, the parties entered into a second confidentiality agreement. Thereafter, members of senior management of Banner and F&M Bank engaged in confidential mutual due diligence investigations. During this period, the two companies began assessing in greater detail the impact of a variety of possible cost savings and revenue synergies, as well as other anticipated benefits from combining the two companies.

     As the mutual due diligence continued through the remainder of November, each of Banner management and F&M Bank management periodically delivered updates on the progress of diligence and discussions to their respective boards of directors. During the same period, the parties, with the assistance of their outside counsel, engaged in negotiating the potential terms of the transaction documents.

     As a result of these discussions, the respective management teams of Banner and F&M Bank agreed to recommend to their respective boards of directors a merger of F&M Bank into Banner Bank on terms including aggregate consideration of $19.4 million in cash, 1,773,494 shares of Banner common stock and a prorated dividend payable to F&M Bank shareholders based on its expected annual 2006 dividend amount, and the board and other governance terms described under “The Merger Agreement—Board of Directors of the Surviving Corporation.”

     On December 8, 2006, the F&M board of directors reviewed the terms of the merger agreement in consultation with its legal counsel and received a presentation from legal counsel regarding exercising their fiduciary duties in considering the merger. The board also received an opinion as to the fairness of the transaction, from a financial point of view, to F&M Bank shareholders from McAdams Wright. The board also considered and approved entering into restated change in control agreements with certain officers on terms negotiated with Banner.

     On December 11, 2006, the F&M Bank board of directors again met to discuss the merger agreement and approved the agreement after determining that the proposed transaction was in the best interest of F&M Bank and its shareholders. In addition to execution of the merger agreement, each director executed a voting agreement, pursuant to which the director agreed to vote his shares in favor of the merger. Directors Dave Klaue, John R. Layman, and John G. Layman also agreed that for a five-year period following the merger, they would vote their Banner shares in accordance with the recommendations of the Banner board of directors, except with respect to certain extraordinary transactions, such as mergers, liquidations, or sales of substantially all of the assets.

     The Banner board of directors held a special meeting on December 11, 2006 and again discussed the contemplated merger. During this meeting, the Banner board of directors discussed and heard presentations from Banner management and Banner’s outside advisor, Sandler O’Neill. Sandler O’Neill reviewed with the Banner board of directors its financial analysis of the merger consideration. Sandler O’Neill then rendered to the Banner board of directors an oral opinion to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in the opinion, the merger consideration was fair, from a financial point of view, to Banner. This oral opinion was subsequently confirmed by delivery of a written opinion dated December 11, 2006.

     Following these discussions, and review and discussion among the members of the Banner board of directors, the Banner board of directors determined that proposed transaction was in the best interests of Banner and its shareholders, and the directors voted unanimously to approve the merger with F&M Bank.

     Following completion of the December 11 board meeting, the parties and their counsel finalized the merger agreement and related documentation. The merger agreement was subsequently executed and delivered on December 11, and the transaction was announced before the market opened on the morning of December 12, 2006 in a press release issued jointly by Banner and F&M Bank.

Banner’s Reasons for the Merger

     The Banner board of directors has unanimously approved the merger agreement and believes that the merger joins two well-managed companies, providing strategic and financial benefits to Banner shareholders. In reaching this conclusion, the Banner board considered a number of factors, including, among other factors: the current environment in the financial services industry; its knowledge of each company’s business, management team, financial condition and prospects; the potential financial impact of the merger on Banner; the impact of the transaction on Banner’s footprint in the Pacific Northwest; and the need to obtain shareholder and regulatory approvals in order to complete the transaction.

F&M Bank’s Reasons for the Merger; Recommendation of F&M Bank’s Board of Directors

     In reaching its decision to adopt and approve the merger agreement and recommend the merger to its shareholders, the F&M Bank board of directors consulted with F&M Bank’s management, as well as its legal and financial advisors, and considered a number of factors, including:

  the value to be received by F&M Bank shareholders, and the premium that such value represents over the most recent independent valuation of shares of F&M Bank common stock;
  the enhanced liquidity of Banner common stock as compared to F&M Bank common stock;

  the opportunity for each F&M Bank shareholder to participate in the growth of the combined business through the stock component of the merger consideration;

  the opinion of McAdams Wright, F&M Bank’s financial advisor, that as of the date of the merger agreement, the consideration to be received by F&M Bank shareholders was fair from a financial point of view;

  McAdams Wright’s presentation regarding its analyses of the business, financial condition and prospects of Banner;

  its familiarity with the current economic climate and the conditions affecting the financial services industry and regional banks in particular, including the interest rate environment;

  its knowledge of, and the presentation of F&M Bank senior management regarding, the respective business, operations, financial condition, earnings and prospects of F&M Bank and Banner;

  the complementary strengths and geographic presence of F&M Bank and Banner and as well as the shared commitment of each institution to high touch, personal client service;

  the broadened product portfolio that will become available to F&M Bank customers;

  the impact of the transaction on, and anticipated benefits of merging the two companies, to the community served by F&M Bank;

  the willingness of Banner to appoint David Klaue, F&M Bank’s Chairman of the Board of Directors, to a director position on Banner’s Board, and to appoint John R. Layman to the next vacant position on Banner’s Board;

  the expected treatment of the merger as a “reorganization” for United States federal income tax purposes, generally tax-free to the extent of Banner common stock received and taxable to the extent of cash received, by F&M Bank shareholders;

  the terms of the merger agreement;

  the business risks and financial benefits of integrating F&M Bank’s and Banner’s banking operations and the likelihood that management would complete the merger in a timely manner and successfully integrate the respective businesses;

  the approvals required from regulators and the likelihood such approvals would be received in a timely manner and without unacceptable conditions;

  the existence and nature of the voting agreements requiring the directors of F&M Bank to vote in favor of the merger, and requiring certain directors to vote their shares of Banner common stock in support of actions by the Banner Board of Directors following the merger;

  the fact that some of F&M Bank’s directors and executive officers have other interests in the merger that are in addition to their interests as F&M Bank shareholders, including as a result of change in control agreements and compensation arrangements with F&M Bank and the manner in which they would be affected by the merger. See “—Interests of F&M Bank Executive Officers and Directors in the Merger.”

     The foregoing discussion of the factors considered by the F&M Bank board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the F&M Bank board of directors. In reaching its decision to approve the merger and the merger agreement, the F&M Bank board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The F&M Bank board of directors considered all these factors as a whole, including discussions with, and questioning of, F&M Bank management and F&M Bank’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

     For the reasons set forth above, the F&M Bank board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of F&M Bank and its shareholders, and unanimously approved and adopted the merger agreement. The F&M Bank board of directors unanimously recommends that the F&M Bank shareholders vote “FOR” the approval of the merger agreement.

Opinion of F&M Bank’s Financial Advisor

     McAdams Wright has delivered a written opinion to the F&M Bank board of directors to the effect that, as of the date of this proxy statement/prospectus, the consideration to be received by F&M Bank common shareholders pursuant to the terms of the merger agreement was fair to the F&M Bank shareholders from a financial point of view. Banner and F&M Bank determined the purchase price, consisting of Banner common stock and cash, by negotiation. Based on the average price of $45.32 per share of Banner common stock for the five days prior to the date when the fairness opinion was presented to the board of directors, the purchase price per share of F&M Bank common stock was valued at approximately $47.92. The McAdams Wright opinion is directed only to the fairness, from a financial point of view, of the consideration to be received and does not constitute a recommendation to any F&M Bank shareholder as to how such shareholder should vote at the special meeting.

     F&M Bank retained McAdams Wright as its exclusive financial advisor pursuant to an engagement letter dated June 13, 2006 in connection with the Merger. McAdams Wright is a regionally recognized investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. The F&M Bank board selected McAdams Wright to act as F&M Bank’s exclusive financial advisor based on McAdams Wright’s experience in mergers and acquisitions and in securities valuation generally.

     On December 8, 2006, McAdams Wright issued its opinion to the F&M Bank board or directors that, in its opinion as investment bankers, the terms of the merger as provided in the merger agreement were fair, from a financial view point, to F&M Bank and its shareholders. The full text of the McAdams Wright opinion, which sets forth the assumptions made, matters considered, and limits on its review, is attached to this document as Annex B. The summary of the McAdams Wright opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. F&M Bank shareholders are urged to read the entire McAdams Wright opinion.

     In rendering its opinion to F&M Bank, McAdams Wright reviewed, among other things, historical financial data of Banner, certain internal financial data and assumptions of Banner prepared for financial planning and budgeting purposes furnished by the management of Banner and, to the extent publicly available, the financial terms of certain change of control transactions involving Northwest community banks. McAdams Wright discussed with the management of Banner the financial condition, current operating results and business outlook for Banner. McAdams Wright also reviewed certain publicly available information concerning F&M Bank and certain financial and securities data of F&M Bank. McAdams Wright discussed with F&M Bank’s management the financial condition, the current operating results, and business outlook for F&M Bank and F&M Bank’s plans relating to Banner. In rendering its opinion, McAdams Wright relied, without independent verification, on the accuracy and completeness of all financial and other information reviewed by it and did not attempt to verify or to make any independent evaluation or appraisal of the assets of Banner or F&M Bank nor was it furnished any such appraisals. F&M Bank did not impose any limitations on the scope of the McAdams Wright investigation in arriving at its opinion.

     McAdams Wright analyzed the total purchase price on a fair market value basis using standard evaluation techniques (as discussed below) including the market approach (or comparable merger multiples), the income approach (or net present value analysis), relative contribution analysis and earnings per share accretion analysis based on certain assumption of projected growth of earnings and dividends and a range of discount rates from 16% to 18%.

Market Value/Comparable Sales Multiples

     Market value is generally defined as the price, established on an “arms-length” basis, at which knowledgeable, unrelated buyers and sellers would agree. The “hypothetical” market value for a bank with a thin market for its common stock is normally determined by comparable change of control transactions using financial ratios such as the average price to shareholders equity, price to earnings, and price to total assets, adjusting for significant differences in financial performance criteria and for any lack of marketability or liquidity of the buyer. The market value in connection with the evaluation of the value of control of a bank such as F&M Bank is determined by previous sales of small banks in the state or region. In valuing a business enterprise, when sufficient comparable trade data are available, the market value approach deserves greater weighting than the net asset value approach and similar weight as the income approach as discussed below.

     McAdams Wright maintains a comprehensive database concerning prices paid for banking institutions in the Northwest, particularly Washington, Idaho, Montana and Oregon banking institutions, during 1998 through 2006. This database provides comparable pricing and financial performance data for banking institutions sold or acquired. Organized by different peer groups, these data present medians of financial performance and purchase price levels, thereby facilitating a valid comparative purchase price analysis. In analyzing the transaction value of F&M Bank, McAdams Wright has considered the market value approach and has evaluated price to shareholders’ equity and price to earnings multiples and the price to total assets percentage for three samples. Sample one is thirty Washington, Idaho, Montana and Oregon bank transactions occurring in 2002-2006. Sample two is seven Eastern Washington and Eastern Oregon transactions with banks having total assets between $250 million and $500 million that sold from January 1, 1998 to September 30, 2006 segregated by form of consideration. Although McAdams Wright also tested a sample of 45 bank transactions occurring in 1998-2006, these results are not presented since the results reflect the higher level of merger prices in 1998. Sample three is eighteen banks from across the United States with total assets between $250 million and $500 million that announced mergers in the period of April 1, 2006 through September 30, 2006. This third sample provides the current market perspective of merger pricing for selling, similarly sized banks in 2006.

     McAdams Wright calculated the estimated purchase price per share for these three samples for each ratio using the appropriate F&M Bank balance sheet data from the quarter ended September 30, 2006 and net income data for the trailing twelve months from September 30, 2006. This simplification enables direct comparisons between the proposed F&M Bank-Banner transaction and the results of the three samples. The value, as of the date of McAdams Wright’s opinion, of $47.92 per F&M Bank common share in the merger was compared to these estimated purchase prices per share for the three samples. The results are shown below:

		Implied Price per Share

	Sample One	Sample Two	Sample Three
Financial Ratio	(30 Transactions)	(7 Transactions)	(18 Transactions)

Price to Book Value	$43.75	$45.02	$42.82
Price to Earnings	$35.98	$33.54	$35.38
Price to Total Assets	$41.25	$23.16	$36.18

     The results for sample one reflect data on all Northwest-based bank and thrift transactions for 2002-2006. The value of the proposed purchase price as of December 5, 2006 of $47.92 is above the price to book value, price to earnings and price to total assets ratios. Perhaps, a better comparison is sample two with bank mergers involving banks in Western Washington and Western Oregon. The proposed $47.92 purchase price compares favorably for all of the ratios. Similar to samples one and two, the results for sample three show that the value of the proposed purchase price as of December 5, 2006 of $47.92 per share was above the price implied by the price to book value, the price to earnings and total assets ratios.

Relative Contribution Analysis

     Relative contribution analysis involves certain historical and estimated financial information for F&M Bank and Banner and the pro forma combined entity resulting from this transaction. The following table shows the percentage contributions, across several financial metrics, of each of FM& Bank and Banner to the combined company.

	Percentage of Combined Company

	Banner Shareholders	F&M Bank Shareholders

Trailing 12 Months Net Income	88.7%	11.3%
Total Assets*	89.5%	10.5%
Total Deposits*	89.0%	11.0%
Shareholders’ Equity*	86.1%	13.9%
———————
* As of September 30, 2006

     The proposed transaction has F&M Bank shareholders receiving 15.2% of Banner’s market capitalization based on the Banner stock price at December 5, 2006. The percentage of shareholders’ equity of 13.9% and the trailing 12 months net income percentage of 11.3% each compares favorably with 15.2% . Using the 13.9% to calculate a price per share value for F&M Bank, the value is $43.74 per share, a price that is lower than the $47.92 that Banner is offering F&M Bank shareholders.

Earnings Per Share Accretion Analysis

     The accretion/dilution approach is the review of pro forma earnings per share calculations for the combined company for the first year after the closing of the merger. Using the 2007 earnings per share projections for F&M Bank as provided by F&M Bank management, the 2007 earnings per share projections for Banner as provided by Banner management and the revenue enhancements and cost reductions estimated by F&M Bank and Banner management to result from the merger, a pro forma 2007 adjusted earnings per share for the combined company was calculated and compared to the estimated stand-alone earnings per share projections. The analyses indicated that for the year ending December 31, 2007, the merger would be accretive to Banner’s projected earnings per share. From the standpoint of a F&M Bank shareholder, for the year ending December 31, 2007, the merger would be accretive to earnings per share. A calculation of 1% accretion to F&M Bank projected 2007 earnings per share yields a total purchase price of $95,102,800 or $45.44 per share. The Banner proposal of $47.92 exceeds $45.44 and is another indicator of fairness. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Income Approach/Net Present Value Analysis

     The income approach is sometimes referred to as the net present value or earnings analysis. One investment value method frequently used estimates the present value of an institution’s future earnings or cash flow that is discussed below.

     The investment or earnings value of any banking organization’s stock is an estimate of the present value of future benefits, usually earnings, dividends, or cash flow, which will accrue to the stock. An earnings value is calculated using an annual future earnings stream over a period of time of not less than five years together with the residual or terminal value of the earnings stream after five years, in this case using F&M Bank’s estimates of future growth and an appropriate capitalization or discount rate. McAdams Wright’s calculations were based on an analysis of the banking industry, F&M Bank’s earnings estimates for 2006-2010, historical levels of growth and earnings, and the competitive situation in the geographic areas in which F&M Bank operates. Using discount rates of 18% and 16%, acceptable discount rates considering the risk-return relationship most investors would demand for an investment of this type as of the valuation date, the net present value of future earnings indicated a range of $37.84 to $40.85 per share, which compares favorably with $47.92.

     After subjectively weighing the market value, relative contribution, earnings per share accretion and income approaches, and with the benefit of its experience and judgment, McAdams Wright determined that in its opinion the proposed transaction was fair, from a financial point of view, to the F&M Bank shareholders.

     Pursuant to the terms of an engagement letter, F&M Bank has agreed to pay McAdams Wright a fee of $25,000 for its fairness opinion and a completion fee, for other financial services that is calculated on the value of the Banner stock price at closing, which fee would be $[710,270] if calculated using the [December 29, 2006] closing stock price for Banner. During the two years preceding the date of the engagement letter, McAdams Wright had no other contractual relationships with F&M Bank or Banner. In addition, F&M Bank has agreed to reimburse McAdams Wright for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify McAdams Wright against certain liabilities.

Interests of F&M Bank’s Executive Officers and Directors in the Merger

     Some of the executive officers and directors of F&M Bank have interests in the merger, which are described below, that may be in addition to, or different from, the interests of F&M Bank shareholders generally. F&M Bank board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and recommending that F&M Bank shareholders vote in favor of the merger agreement.

Change in Control Payments to Be Made in Connection with the Merger

     Vesting of Contributions under Deferred Compensation Plan

     Directors John Wagner, John R. Layman, John G. Layman, David Klaue, as well as 14 other employees of F&M Bank, participate in a Deferred Compensation Plan. Under the terms of that Plan, upon completion of the merger participants will be fully vested in the bank’s employer contribution to the plan.

     Following completion of the merger, the resulting bank will also be required to fund a trust in an amount sufficient to cover the benefit obligations under the Deferred Compensation Plan.

     Post-Employment Benefit Right under Officer Supplemental Life Insurance

     The Bank has Officer Supplemental Life Insurance Agreements with twenty of its officers, including directors and executive officers John Wagner, John G. Layman, John R. Layman, and David Klaue. Under the terms of these agreements, as a result of the merger, each officer’s $100,000 life insurance benefit will continue after termination of employment, unless termination of employment is for cause.

Change in Control Agreements with F&M Bank Executives

     After execution of the merger agreement, on December 11, 2006, F&M Bank entered into change in control agreements with F&M Bank’s President and director, John Wagner, and seven other employees who already had employment agreements with F&M Bank. Under these change in control agreements, the covered executives waived their rights to change in control payments that would otherwise have become due under their existing employment agreements at the time the merger is completed. Under the change in control agreements executed on December 12, 2006, Mr. Wagner and six of the other employees will be entitled to receive (1) a bonus equal to 18 months base salary payable in 18 equal monthly installments (24 months base salary paid over 24 months for John Wagner), and (2) a retention bonus equal to 50% of the employee’s then current annual base salary payable on the 18 month anniversary of the completion of the merger. The seventh employee will be entitled to receive a bonus equal to 12 months base salary payable in 12 equal monthly installments. Receipt of the bonus referred to in clause (1) above by a covered employee is conditioned on (1) the employee having satisfied certain requirements related to his or her support of the merger and (2) the employee continuing to be employed by Banner as of that date or having been terminated without cause or having terminated employment under certain circumstances constituting good reason prior to such date but after completion of the merger. In addition, the change in control agreements entered into by Mr. Wagner and one of the other employees provide for a $150 per month health benefit subsidy (in the case of Mr. Wagner, increased by an annual cost-of-living adjustment). As part of the change in control agreements, Mr. Wagner and six of the other covered employees have each agreed to be subject to non-competition and non-solicitation covenants that are effective during each employee’s term of employment and for a period ranging from 12 to 18, or 24 months in the case of John Wagner, following the date of termination. Each employee has agreed that if payments due to them under the change in control agreements would constitute “excess parachute payments” as defined in Section 280G of the Code, then the payments shall be reduced to the point that no payments thereunder would be excess parachute payments.

     Banner Bank has also agreed to honor an unwritten agreement with John G. Layman, a member of F&M Bank’s executive team and director, to pay Mr. Layman $60,000 as a change in control bonus.

Equity Compensation Awards

     The merger agreement provides that each option to purchase shares granted under the employee and director stock plans of the F&M Bank, whether vested or unvested, that is outstanding immediately prior to the merger will, upon completion of the merger, be cancelled and the holder of such option will have no further rights with respect to such option. Under the terms of the F&M Bank stock option plan, each outstanding option, whether vested or unvested, will become exercisable immediately prior to the completion of the merger and each holder of options will be given 15 days notice prior to the completion of the merger during which to elect to exercise their options. As of [         ], 2007, F&M Bank’s directors and executive officers held options to purchase [       ] shares in the aggregate, all of which were vested and exercisable as of that date, and no options became vested by reason of the merger.

Indemnification and Insurance

     Banner has agreed to indemnify and hold harmless each present and former director and officer of F&M Bank to the fullest extent permitted by applicable law. Banner has also agreed, subject to certain limitations, to maintain F&M Bank’s current policy of directors’ and officers’ liability insurance coverage for the benefit of F&M Bank’s directors and officers for six years following the completion of the merger.

Banner Board of Directors Following the Merger

     As discussed under “The Merger Agreement—Board of Directors of the Surviving Corporation,” David A. Klaue will be appointed to the Banner board of directors following the completion of the merger and John R. Layman will be appointed to fill the first vacancy that results from retirement, resignation, disability, death or removal of, or the failure to stand for reelection of an existing Banner director after the completion of the merger.

Listing of Banner Common Stock on the Nasdaq

     It is a condition to the merger that the shares of Banner common stock issuable in the merger be authorized for quotation on The Nasdaq Global Select Market subject to official notice of issuance.

Dissenters’ Rights

     The following is a brief summary of the rights under Washington law of holders of F&M Bank common stock to dissent from the merger and receive cash payment of the “value” of their shares. This summary is not a complete discussion of the law pertaining to dissenters’ rights and you should carefully read Section 30.49.090 of the Revised Code of Washington, or RCW, which sets forth dissenters’ rights under Washington law applicable to holders of stock of a Washington state bank. Section 30.49.090 of the RCW is attached to this document as Annex C.

     To exercise dissenter’s rights you must:

  vote your shares against the merger at the F&M Bank special meeting of shareholders;

  make written demand to Banner Bank at any time within thirty days after the date the merger is completed; and

  surrender your certificates of F&M Bank common stock along with your written demand.

     Under Washington law, the value of dissenting shares will be determined as of the date of the shareholder meeting at which the merger was approved. The determination will be made by three appraisers. One appraiser will be chosen by the holders of two-thirds of the dissenting shares, and one appraiser will be chosen by Banner. The two appraisers so chosen will choose the third appraiser. The valuations assigned to the dissenting shares will be the valuation agreed by two of the three appraisers. The dissenting shareholders will bear the costs, on a pro rata basis, of (1) the appraiser selected by them and (2) one half of the cost of the third appraiser. Banner will bear the cost of the appraiser it selected and one half the cost of the third appraiser.

     If the appraisal is not completed within ninety days after the completion of the merger, the director of the Division of Banks of the Washington State Department of Financial Institutions will cause an appraisal to be made. The cost of this appraisal will be borne equally by the dissenting shareholders (on a pro rata basis), on the one hand, and Banner, on the other hand.

     Notwithstanding the foregoing, Banner may set an amount which it deems to be not more than the fair market value of the shares of F&M Bank at the time of the special meeting of F&M Bank shareholders called to approve the merger agreement. Dissenting shareholders may accept this offer as the value of their F&M Bank shares and thereby become entitled to receive this amount in cash from Banner and would relinquish their statutory dissenter appraisal rights.

ACCOUNTING TREATMENT

     The merger will be accounted for using the purchase method of accounting with Banner treated as the acquiror. Under this method of accounting, F&M Banks’ assets and liabilities will be recorded by Banner at their respective fair values as of the closing date of the merger. Financial statements of Banner issued after the merger will reflect such values and will not be restated retroactively to reflect the historical financial position or results of operations of F&M Bank.

REGULATORY APPROVALS

     Banner and F&M Bank have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from the Federal Deposit Insurance Corporation and the Washington Department of Financial Institutions. Banner and F&M Bank have completed, or will complete, the filing of all applications and notices required in order to complete the merger.

Federal Deposit Insurance Corporation

     The merger is subject to the prior approval of the Federal Deposit Insurance Corporation (the “FDIC”) under the Bank Merger Act, which requires that the FDIC take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. Section 5 of the Bank Merger Act prohibits the FDIC from approving a merger if (1) it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States or (2) its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other respect result in a restraint of trade, unless the FDIC finds that the anti-competitive effects of the merger are clearly outweighed by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

     Under the Community Reinvestment Act of 1977, as amended, the FDIC will take into account the records of performance of F&M Bank and the insured depository institution subsidiaries of Banner in meeting the credit needs of the communities served by such institutions, including low and moderate income neighborhoods. F&M Bank and each of the depository institution subsidiaries of Banner has received either an outstanding or a satisfactory rating in its most recent Community Reinvestment Act performance evaluation from its federal regulator.

     A copy of the application is also provided to the United States Department of Justice, or “DOJ,” which will review the merger for adverse effects on competition. Furthermore, applicable federal law provides for the publication of notice and opportunity for public comment on the application.

     The merger may not be completed until the 30th day after the FDIC has approved the transaction, which may be reduced to 15 days by the FDIC with the concurrence of the Attorney General of the United States. The commencement of an antitrust action by the Department of

Justice would stay the effectiveness of the FDIC’s approval unless a court specifically orders otherwise.

Other Notices and Approvals

     Applications requesting approval must be submitted to the Washington State Department of Financial Institutions, in connection with the change in control of F&M Bank.

     We cannot assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of such approvals, our ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. We also cannot assure you that the Department of Justice will not attempt to challenge the transaction on antitrust grounds or for other reasons and, if such a challenge is made, we cannot assure you as to its result. The parties’ obligation to complete the merger is conditioned upon the receipt of all required regulatory approvals. See “The Merger Agreement—Conditions to Complete the Merger.”

     We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following section describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of F&M Bank common stock. This discussion addresses only those holders that hold their F&M Bank common stock in a taxable account (not in an individual retirement account (IRA) or Profit Sharing Plan) as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, as amended in 1986 (the “Code”), and does not address all the U.S. federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules, such as financial institutions, mutual funds, insurance companies, partnerships or other pass-through entities (and persons holding F&M Bank common stock through a partnership or other pass-through entity), tax-exempt organizations, brokers or dealers in securities or currencies, persons whose functional currency is not the U.S. dollar, traders in securities that elect to use a mark to market method of accounting, expatriates or former long-term residents of the United States, persons that hold F&M Bank common stock as part of a straddle, hedge, constructive sale, or conversion or other risk-reduction transaction and U.S. holders who acquired their shares of F&M Bank common stock through the exercise of an employee stock option or otherwise as compensation.

     The following is based upon the Code, its legislative history, Treasury regulations promulgated under the Code and published rulings and decisions, all as currently in effect as of the date of this document, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, are not addressed in this discussion.

     Holders of F&M Bank common stock are strongly urged to consult with their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

     For purposes of this discussion, the term “U.S. holder” means a beneficial owner of F&M Bank common stock that is for U.S. federal income tax purposes:

  a U.S. citizen or resident;

  a corporation, or entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  an estate the income of which is subject to United States federal income tax regardless of its source; or

  a trust if either (a) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Tax Consequences of the Merger Generally

     Banner and F&M Bank have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to both F&M Bank and Banner’s obligation to complete the merger that Banner and F&M Bank receive an opinion of Banner’s counsel, Wachtell, Lipton, Rosen & Katz, dated the closing date of the merger, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on facts, representations and assumptions set forth or referred to in the opinion and representations contained in certificates to be received from Banner and F&M Bank. None of the tax opinions given in connection with the merger or the opinions described below will be binding on the Internal Revenue Service, and neither Banner nor F&M Bank intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

     Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. It is assumed for purposes of the remainder of the discussion that the merger will qualify as a reorganization within the meaning of the Code. Based on this assumption, the following material U.S. federal tax consequences will result from the merger:

for a U.S. holder receiving a combination of Banner common stock and cash (other than cash received instead of a fractional share), gain (but not loss) will be recognized, and the gain recognized will be equal to the lesser of:

the excess, if any, of:

the sum of the cash and the fair market value of the Banner common stock the U.S. holder received in the merger, over the tax basis in the shares of F&M Bank common stock surrendered by the U.S. holder in the merger, or the amount of cash received;

any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder held the shares of F&M Bank common stock for more than one year at the time the merger is completed. Long-term capital gain of an individual generally is subject to a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. In some cases, such as if the U.S. holder actually or constructively owns Banner common stock immediately before the merger, such gain could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as ordinary dividend income. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder; and

    no gain or loss will be recognized by Banner or F&M Bank in the merger.

Tax Basis and Holding Period

     A U.S. holder’s aggregate tax basis in the Banner common stock received in the merger, including any fractional share interests deemed received and redeemed by the U.S. holder under the treatment described below, will equal its aggregate tax basis in the F&M Bank common stock surrendered in the merger, increased by the amount of taxable gain or dividend income, if any, recognized in the merger (excluding any gain resulting from the deemed receipt and redemption of a fractional share interest as described below), and decreased by the amount of cash, if any, received in the merger (excluding any cash received instead of a fractional share interest). The holding period for the shares of Banner common stock received in the merger generally will include the holding period for the shares of F&M Bank common stock exchanged therefor. For a U.S. holder who acquired different blocks of F&M Bank common stock at different times and at different prices, realized gain or loss generally must be calculated separately for each identifiable block of shares exchanged in the merger, and a loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares. If a U.S. holder has differing bases or holding periods in respect of shares of F&M Bank common stock, the U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Banner common stock received in the merger.

Cash Received Instead of a Fractional Share of Banner Common Stock

     A U.S. holder who receives cash instead of a fractional share of Banner common stock will be treated as having received the fractional share of Banner common stock pursuant to the merger and then as having exchanged the fractional share of Banner common stock for cash in a redemption by Banner. In general, this deemed redemption will be treated as a sale or exchange, provided the redemption is not essentially equivalent to a dividend. The determination of whether a redemption is essentially equivalent to a dividend depends upon whether and to what extent the redemption reduces the U.S. holder’s deemed percentage stock ownership of Banner. While this determination is based on each U.S. holder’s particular facts and circumstances, the Internal Revenue Service has ruled that a redemption is not essentially equivalent to a dividend and will therefore result in sale or exchange treatment in the case of a shareholder of a publicly held company whose relative stock interest is minimal and who exercises no control over corporate affairs if the redemption results in any actual reduction in the stock interest of the shareholder. As a result, the redemption of a fractional share of Banner common stock generally is treated as a sale or exchange and not as a dividend, and a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount of cash received and the basis in its fractional share of Banner common stock as set forth above. This capital gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares is greater than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

     Cash payments received in the merger by a U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

Reporting Requirements

     A U.S. holder who receives Banner common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with its United States federal income tax returns for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

THE MERGER AGREEMENT

     The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this document and is incorporated into this document by reference. You should read the merger agreement in its entirety, as it is the legal document governing this merger.

The Merger

     If all of the conditions to completion of the Merger are met, F&M Bank will merge with and into Banner Bank. Banner Bank will continue as the resulting bank in the merger under the Banner Bank charter, articles of incorporation and bylaws. Shareholders of F&M Bank will become shareholders of Banner Corporation. The rights of shareholders following the merger will be governed by the articles of incorporation and bylaws of Banner, the holding company the stock of which F&M Bank shareholders will receive in the merger. See “—Consideration to Be Received in the Merger.”

Effective Time and Completion of the Merger

     The completion of the merger is expected to take place within five business days after the satisfaction or waiver of all the conditions to closing. However, if such date would occur during the calendar month preceding any fiscal quarter-end or fiscal year-end, then Banner may delay the closing until a date in the first full week of the immediately following month.

     We currently expect that the merger will be completed in the [ ] quarter of 2007. There can be no assurances as to whether, or when, Banner and F&M Bank will obtain the required approvals or complete the merger.

Board of Directors of Banner After the Merger

     Upon completion of the merger, Banner will increase the size of its board of directors by one and appoint David A. Klaue, age 53, currently Chairman of the F&M Bank board of directors, to the Banner board of directors. Mr. Klaue will be subject to shareholder election at the next annual meeting of the shareholders of Banner following completion of the merger regardless of the class of directors to which he is appointed.

     In addition, John R. Layman, currently a director of F&M Bank, will be appointed to fill the first vacancy created by the retirement, resignation, disability, death or removal of, or the failure to stand for reelection of an existing Banner director after the completion of the merger.

     David Klaue is Chairman of the Board of Empire Lumber Co., a multi-facet wood products and investment company based in Spokane with primary manufacturing operations in Idaho. Mr. Klaue is also Chairman of the Board of Empire Investments, Felts Field Aviation and Park Ranch Land & Cattle Co., and a member of several investment real estate companies.

     David Klaue currently beneficially owns [________] shares or [___]% of Banner common stock. Upon completion of the merger, assuming that there are [_____] shares of F&M Bank outstanding as of the merger, Mr. Klaue will own beneficially own [____] shares of Banner common stock.

     Information regarding current Banner directors and director compensation is set forth in the proxy statement for Banner’s 2006 annual meeting of shareholders, which is incorporated by reference into this document.

Consideration to Be Received in the Merger

     Upon consummation of the merger, each share of F&M Bank common stock outstanding as of the date the merger is completed, will be automatically converted into the right to receive merger consideration consisting of:

  cash in an amount equal to $19.4 million divided by the number of F&M Bank shares outstanding at the time the merger is completed (this amount is sometimes referred to as the “cash consideration per share”); and

  that number of shares of Banner common stock equal to 1,773,494 divided by the number of F&M Bank shares outstanding at the time the merger is completed (except that cash shall be paid in lieu of any fractional shares of Banner common stock) (this amount is sometimes referred to as the “stock consideration per share”).

     F&M Bank shareholders will also receive a special dividend paid in cash at a rate of $0.88 per share of F&M Bank common stock per year prorated for that portion of 2007 up to the time the merger is completed, which will be declared by the F&M Bank board of directors immediately prior to the merger.

     The aggregate value of the merger consideration will fluctuate with the market price of Banner common stock. The amount of consideration may be adjusted in the event the market price of Banner stock rises above or falls below certain thresholds, as described more fully under “Termination of the Merger Agreement.”

Stock Options and Other Stock-Based Awards

     Each outstanding option to acquire F&M Bank common stock granted under F&M Bank’s stock option and incentive plans will automatically be cancelled at the effective time of the merger and the holders will not have any further rights with respect to such options. Option holders will be notified at least 15 days prior to consummation of the merger of the need to exercise their options to avoid termination of the option rights. All options currently outstanding are fully vested and did not become vested as a result of the merger.

     Each outstanding restricted share of F&M Bank common stock will be converted automatically at the effective time of the merger into the right to receive, subject to the same vesting requirements as applied to such restricted shares immediately prior to the effective time of the merger, the merger consideration described above, subject to Banner’s right to deduct and withhold any amounts required under the Code or applicable state or local tax law when the restrictions on such restricted shares lapse.

Conversion of Shares; Exchange of Certificates

     The conversion of F&M Bank common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, the exchange agent will exchange certificates representing shares of F&M Bank common stock for merger consideration to be received in the merger pursuant to the terms of the merger agreement. [__________________] will be the exchange agent in the merger, exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

Letter of Transmittal

     Soon after the completion of the merger, the exchange agent will send a letter of transmittal to F&M Bank shareholders at the effective time of the merger. This mailing will contain instructions on how to surrender shares of F&M Bank common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

     If a certificate for F&M Bank common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Withholding

     The exchange agent will be entitled to deduct and withhold from the cash consideration or cash instead of fractional shares, cash dividends or distributions payable to any F&M Bank shareholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Dividends and Distributions

     Until F&M Bank common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Banner common stock into which shares of F&M Bank common stock may have been converted will accrue but will not be paid. Banner will pay to former F&M Bank shareholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their F&M Bank stock certificates.

     Prior to the effective time of the merger, F&M Bank may not declare or pay any dividend or distribution on its capital stock or repurchase any shares of its capital stock, other than:

  the regular F&M Bank annual dividend of $0.88 for 2006 (which has been paid);

  the special dividend for 2007, based on an annual dividend rate of $0.88 per share pro rated for the days between December 31, 2006 and the closing of the merger;

  the acceptance of shares of F&M Bank common stock in payment of the exercise of a stock option or the repurchase of unvested shares of F&M Bank common stock granted under an F&M Bank stock plan, in each case in accordance with past practice; and

  repurchases of shares pursuant to the put rights under the F&M Bank 401(k) Profit Sharing Plan, which would result in a reduction of the aggregate cash consideration in the merger.

Representations and Warranties

     The merger agreement contains generally customary representations and warranties of Banner and F&M Bank relating to their respective businesses. Certain representations and warranties are qualified by the likelihood of a material adverse effect. In determining whether a material adverse effect has occurred or is reasonably likely, the parties will disregard any effects resulting from (1) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (2) changes in laws, rules or regulations of general applicability or their interpretations by courts or governmental entities, (3) changes in global or national political conditions or in general economic or market conditions affecting banks or their holding companies generally, except to the extent that such changes have a materially disproportionate adverse effect on such party, (4) public disclosure of the merger, (5) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, except to the extent such changes affect such party disproportionately or (6) actions or omissions of a party taken with the prior written consent of the other party in contemplation of the merger.

     The representations and warranties of each of Banner and F&M Bank have been made solely for the benefit of the other party and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

  have been qualified by information set forth in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement—the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

  will not survive consummation of the merger and cannot be the basis for any claims under the merger agreement by the other party after termination of the merger agreement except if willfully false as of the date of the merger agreement;

  may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

  are subject to materiality standards that may differ from what may be viewed as material by you; and

  were made only as of the date of the merger agreement or such other date as is specified in the merger agreement.

     Each of Banner and F&M Bank has made representations and warranties to the other regarding, among other things:

  corporate matters, including due organization and qualification;

  capitalization;

  authority to execute and deliver the merger agreement; and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

  governmental filings and consents necessary to complete the merger;

  the timely filing of regulatory reports, and the absence of investigations by regulatory agencies;

  financial statements and the absence of undisclosed liabilities;

  brokers’ fees payable in connection with the merger;

  the absence of material adverse effects;

  legal proceedings;

  tax matters;

  compliance with applicable laws;

  risk management instruments;

  investment securities;

  real property;

  intellectual property;

  environmental liabilities;

  the receipt by F&M Bank of an opinion from its financial advisor;

  tax treatment of the merger; and

  the accuracy of information supplied for inclusion in this document and other similar documents.

     In addition, F&M Bank has made representations and warranties to Banner as to employee matters and benefit plans, matters relating to certain contracts, loan and mortgage portfolios and the inapplicability of state takeover laws.

     The representations described above and included in the merger agreement were made for purposes of the merger agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. This description of the representations and warranties, and their reproduction in the copy of the merger agreement attached to this document as Annex A, are included solely to provide investors with information regarding the terms of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should only be read together with the information provided elsewhere in this document and in the documents incorporated by reference into this document, including the periodic and current reports and statements that Banner files with the SEC. See “Where You Can Find More Information” on page [    ].

Conduct of Business Pending the Merger

     Each of Banner and F&M Bank has undertaken customary covenants that place restrictions on F&M Bank and Banner’s subsidiaries until the effective time of the merger. In general, each has agreed to (1) conduct business in the ordinary course in all material respects, (2) use commercially reasonable efforts to maintain and preserve intact the business organization and advantageous business relationships, including retaining the services of key officers and key employees and (3) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary regulatory approvals, perform our covenants or complete the transaction. F&M Bank further has agreed that, with certain exceptions, F&M Bank will not undertake the following actions without the prior written consent of Banner:

  incur indebtedness or in any way assume the indebtedness of another person, except in the ordinary course of business;

  adjust, split, combine or reclassify any of its capital stock;

  make, declare or pay any dividends or other distributions on any shares of its capital stock, except as set forth above in “—Conversion of Shares; Exchange of Certificates—Dividends and Distributions”;

  issue shares except pursuant to the exercise of F&M Bank stock options in existence as of December 11, 2006 or as issued thereafter as permitted by the merger agreement, or grant any stock options, restricted shares or other equity-

  based awards, other than grants of stock options to newly hired employees in theordinary course of business consistent with past practice;
  with certain exceptions, (1) increase the wages, salaries, or incentive compensation or incentive compensation opportunities of any director or employee, (2) increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any director or employee or otherwise pay any amount to which such person is not entitled, (3) establish, adopt, or become a party to any new employee benefit or compensation plan, program, commitment or agreement, or amend, suspend or terminate any existing plan, (4) modify any stock option or other equity-based award, (5) make any discretionary contributions or payments to any trust or other funding vehicle or pay any discretionary premiums in respect of benefits under any benefit plan or employment agreement, (6) establish, adopt or enter into any collective bargaining agreement or (7) hire, terminate the employment or otherwise change the status of employment of any director or employee who is party to change of control or severance agreements;

  other than in the ordinary course of business consistent with past practice, sell, transfer, mortgage, encumber or otherwise dispose of any material assets or properties, or cancel, release or assign any material indebtedness;

  enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies other than as required by applicable law, regulation or policies imposed by a governmental entity;

  make any material investment either by purchase of securities, capital contributions, property transfer or purchase of property or assets other than in the ordinary course of business consistent with past practice;

  take any action or knowingly fail to take any action reasonably likely to prevent the merger from qualifying as a reorganization for federal income tax purposes;

  amend its articles of incorporation or bylaws, or otherwise take any action to exempt any person or entity (other than Banner) or any action taken by any person or entity from any takeover statute or similarly restrictive provisions of its organizational documents, or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

  take certain actions that would impact the interest rate risk characteristics of F&M Bank’s assets and liabilities;

  commence or settle any material claim, except in the ordinary course of business and without imposing operating restrictions on the conduct of F&M Bank’s business;

  take any action or fail to take any action that is intended or may be reasonably expected to result in any of the conditions to the merger not being satisfied;

  implement or adopt any change in its tax or financial accounting methods, other than as required by law, generally accepted accounting principles or regulatory guidelines;

  file any application to establish, or to relocate or terminate the operations of, any banking office of F&M Bank;

  file or amend any tax return other than in the ordinary course of business, make, change or revoke any material tax election, agree to an extension of the statute of limitations with respect to the assessment or collection of material taxes, make or surrender any claim for a material refund of taxes or settle or compromise any material tax liability;

  create, renew, amend, terminate or cancel any F&M Bank contract other than in the ordinary course of business consistent with past practice, or enter into any contract providing either for benefits payable to F&M Bank officers or employees as a result of the approval or consummation of the merger or that includes any non-competition, non-solicitation, exclusive dealing or similar agreement or obligation;

  agree to take, or adopt any resolutions by the board of directors in support of, any of the actions prohibited by the preceding bullet points.

     Banner has agreed that, with certain exceptions, except with F&M Bank’s prior written consent, Banner will not, and will not permit its subsidiaries to, (1) amend, repeal or otherwise modify Banner’s or any of its subsidiaries’ articles of incorporation or bylaws in a manner that would adversely affect F&M Bank or the transactions contemplated by the merger agreement, (2) take any action, or knowingly fail to take any action, that would be reasonably likely to prevent the merger from qualifying as a reorganization for tax purposes, (3) take any action that is intended or may reasonably be expected to result in any of the closing conditions not being satisfied or (4) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the foregoing actions.

     The merger agreement also contains mutual covenants relating to the preparation of this document, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement.

Reasonable Best Efforts

     Banner and F&M Bank have agreed to cooperate fully with each other and to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, at the time and in the manner contemplated by the merger agreement, the merger.

     F&M Bank has agreed to hold a meeting of its shareholders as soon as is reasonably practicable for the purpose of obtaining shareholder approval of the merger agreement. F&M Bank will use its reasonable best efforts to obtain such approval. F&M Bank has agreed that it has an unqualified obligation to submit the merger agreement to a vote of its shareholders.

No Solicitation of Alternative Transactions

     F&M Bank has agreed that it, and any of its officers, directors, employees, agents or representatives, will not directly or indirectly:

  solicit, initiate, encourage or facilitate (including by furnishing information), or take any other action designed to facilitate, any “alternative proposal” (as defined below); or

  participate in any discussions or negotiations, or enter into any agreement, regarding any “alternative transaction” (as defined below).

     However, prior to the shareholders’ meeting, F&M Bank may respond to, furnish information with respect to, consider and participate in discussions or negotiations with respect to a written alternative proposal if:

  it has first entered into a confidentiality agreement with the party proposing the alternative proposal on terms substantially similar to, and no less favorable to F&M Bank, as applicable, than, the confidentiality agreement between Banner and F&M Bank; and

  the F&M Bank board of directors reasonably determines in good faith after consultation with outside legal counsel, that failure to do so would violate its fiduciary duties.

     Upon having received an alternative proposal, the board of directors of F&M Bank may withdraw or modify its recommendation of the merger agreement if and only to the extent that the board of directors reasonably determines in good faith after consultation with outside legal counsel that the failure to do so would cause it to violate its fiduciary duties. F&M Bank is nonetheless obligated to submit the merger agreement to its shareholders.

In addition, F&M Bank has agreed:

  to notify Banner promptly (but in no event later than 24 hours) after it receives any alternative proposal, or any material change to any alternative proposal, or any request for nonpublic information relating to it, and to provide Banner with relevant information regarding the alternative proposal or request;

  to keep Banner fully informed, on a current basis, of any material changes in the status and terms of any such alternative proposal; and

  to cease any existing discussions or negotiations with any persons with respect to any alternative proposal, and to use reasonable best efforts to cause all persons

(other than Banner) who had been furnished with confidential information in connection with an alternative proposal within 12 months prior to the date of the merger agreement to return or destroy such information.

     As used in the merger agreement, “alternative proposal” means any inquiry or proposal regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving F&M Bank that, if completed, would constitute an alternative transaction.

As used in the merger agreement, “alternative transaction” means any of the following:

  a transaction pursuant to which any person or group (other than Banner or its affiliates) directly or indirectly, acquires or would acquire more than 25% of the outstanding shares of F&M Bank or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to a merger of F&M Bank whether from F&M Bank or pursuant to a tender offer or exchange offer or otherwise;

  a merger, share exchange, consolidation or other business combination involving F&M Bank (other than the merger of Banner and F&M Bank);

  any transaction pursuant to which any person or group (other than Banner or its affiliates) acquires or would acquire assets (including for this purpose the outstanding equity securities of subsidiaries of F&M Bank and securities of the entity surviving any merger or business combination including any of F&M
  Bank’s subsidiaries) of F&M Bank, or any of its subsidiaries representing morethan 25% of the fair market value of all the assets of F&M Bank and its subsidiaries, taken as a whole, immediately prior to such transaction; or
  any other consolidation, business combination, recapitalization or similar transaction involving F&M Bank (other than the merger with Banner).

Employee Matters

     Banner has agreed that after the completion of the merger, Banner will provide employees of F&M Bank coverage under the existing employee benefit plans maintained by Banner in effect for similarly situated employees of Banner.

     In addition, Banner has agreed, to the extent any F&M Bank employee becomes eligible to participate in Banner benefit plans following the merger:

  generally to recognize each employee’s service with F&M Bank prior to the completion of the merger for purposes of eligibility to participate, vesting credit, entitlement to benefits and levels of benefits (except under defined benefit pension plans or frozen post-retirement welfare plans), in each case under the Banner plans to the same extent such service was recognized under comparable F&M Bank plans prior to the completion of the merger;

  to waive any exclusion for pre-existing conditions under any Banner medical, health or dental benefit plans, to the extent such limitation would have been waived or satisfied under a corresponding F&M Bank plan in which such employee participated immediately prior to the completion of the merger, and to take all necessary steps to ensure that F&M Bank employees do not suffer a lapse in such benefits; and

  recognize any medical, health or dental expenses incurred in the year in which the merger closes for purposes of applicable deductible and annual out-of-pocket expense requirements under any medical, health or dental plan of Banner.

     Banner has agreed to pay benefits under F&M Bank’s incentive compensation plans pro rated through the date of the merger. Additionally, Banner Bank will retain employee accrued sick leave under F&M Bank’s sick leave policy and preserve the rate of vacation accrual earned under F&M Bank’s vacation policy for certain employees. In addition, Banner will continue to honor certain existing benefit agreements with certain employees of F&M Bank including change in control agreements, previously deferred compensation arrangements, officer supplemental life insurance agreements and reimbursement agreements.

     Banner has no obligation to continue the employment of any F&M Bank employee for any period following the merger.

Indemnification and Insurance

     The merger agreement requires Banner to maintain in effect after completion of the merger the current rights of current and former directors and officers of F&M Bank (or of another person if such service is requested by F&M Bank) to indemnification under F&M Bank’s charter documents or existing indemnification agreements, if any. The merger agreement also provides that, upon completion of the merger, Banner will indemnify and hold harmless, and provide advancement of expenses to, the same individuals against all losses, claims, damages, costs, expenses, liabilities, judgments or amounts paid in settlement to the fullest extent permitted by applicable laws.

     The merger agreement provides that Banner will maintain for a period of six years after completion of the merger F&M Bank’s current directors’ and officers’ liability insurance policies, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring prior to the effective time of the merger, subject to specified cost limitations.

Conditions to Complete the Merger

     Banner’s and F&M Bank’s respective obligations to complete the merger are subject to the fulfillment or waiver of mutual conditions, including:

· the approval of the merger agreement by the F&M Bank shareholders;

  the approval of the quotation of Banner common stock to be issued in the merger on the Nasdaq, subject to official notice of issuance;

  the effectiveness of the registration statement under the Securities Act of 1933, as amended, with respect to the Banner common stock to be issued in the merger and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose; and

  the absence of any statute, regulation, rule, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement.

     Each of Banner’s and F&M Bank’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

  the receipt of a legal opinion from Wachtell, Lipton, Rosen & Katz, counsel to Banner, with respect to certain federal income tax consequences of the merger;

  the receipt and effectiveness of all regulatory approvals, registrations and consents, and the expiration of all waiting periods required to complete the merger; and

  the other party’s representations and warranties in the merger agreement being true and correct, subject to the applicable materiality standards contained in the merger agreement, and the performance by the other party in all material respects of its obligations under the merger agreement.

     Banner’s obligation to complete the merger is further subject to the condition that the regulatory approvals received in connection with the completion of the merger not include any conditions or restrictions that, in the aggregate, would reasonably be expected to have a material adverse effect on Banner or F&M Bank, measured relative to F&M Bank.

     We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the applicable party. As of the date of this document, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

General

     The merger agreement may be terminated at any time prior to the completion of the merger by our mutual written consent authorized by each of our boards of directors, as determined by a vote of a majority of its respective members, or by either Banner or F&M Bank if:

  a governmental entity which must grant a regulatory approval as a condition to the merger denies approval of the merger or any governmental entity has issued an order prohibiting the merger and such action has become final and non-appealable;
  the merger is not completed by July 31, 2007 (other than because of a breach of the merger agreement caused by the party seeking termination);

  the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party to cure the breach within 45 days following written notice (unless it is not possible due to the nature or timing of the breach for the breaching party to cure the breach); or

  if any approval of the shareholders of F&M Bank is not obtained at the F&M Bank shareholders’ meeting or at any adjournment or postponement of such meeting.

     The merger agreement may also be terminated by Banner if F&M Bank has materially breached its “non-solicitation” obligations, or F&M Bank’s board has failed to recommend in the proxy statement the approval of the merger agreement, publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Banner, its recommendation that its shareholders approve or adopt the merger agreement, or recommended an alternative proposal or failed to recommend against any publicly disclosed alternative proposal within ten business days or failed to call a meeting of F&M Bank’s shareholders.

     The merger agreement may also be terminated by Banner within two business days of the date on which the last required governmental approval is obtained if its board of directors determines (and gives written notice to F&M Bank of such determination) by majority vote of the full board of directors if the twenty consecutive trading day average closing price of Banner common stock is more than $49.71. If Banner seeks to exercise this termination right, F&M Bank has the option to prevent the merger agreement from being terminated by agreeing to a reduction in the value of the aggregate consideration to $107,560,387 by reducing the amount of the cash portion of the merger consideration.

     The merger agreement may also be terminated by F&M Bank within two business days of the date on which the last required governmental approval is obtained if its board of directors determines (and gives written notice to Banner of such determination) by majority vote of all its members if:

  the twenty consecutive trading day average closing price of Banner common stock is less than $33.27; and

  the decline in the twenty consecutive trading day average closing price of Banner common stock exceeds the decline, if any, of an index of certain peer companies by 18.66 percentage points.

     If F&M Bank seeks to exercise this termination right, Banner has the option to prevent the merger agreement from being terminated by agreeing to an increase the aggregate consideration such that the implied value of Banner common stock is equal to the lower of $33.27 or the value equivalent to having underperformed the peer group index by 18.66%.

Effect of Termination

     In the event the merger agreement is terminated as described above, the merger agreement will become void and neither Banner nor F&M Bank will have any liability under the merger agreement, except that:

  both Banner and F&M Bank will remain liable for any willful breach of the merger agreement; and

  designated provisions of the merger agreement, including the payment of fees and expenses, non-survival of the representations and warranties, confidential treatment of information, and publicity restrictions will survive the termination.

Payment of Termination Fee

     Under the terms of the merger agreement, F&M Bank will pay to Banner in cash a termination fee, in the amount indicated, under the following circumstances:

  if Banner terminates the merger agreement because F&M Bank materially breached its “non-solicitation” obligations, or F&M Bank’s board failed to recommend in the proxy statement the approval of the merger agreement, publicly withdrew or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Banner, its recommendation that its shareholders approve or adopt the merger agreement, or recommended an alternative proposal or failed to recommend against any publicly disclosed alternative proposal within ten business days or failed to call a meeting of F&M Bank’s shareholders, then F&M Bank will pay Banner a termination fee of $3 million, to be paid within ten business days following termination;

  if (1) either party terminates the merger agreement because an intentional material breach by F&M Bank prevents the merger from being consummated prior to July 31, 2007, either party terminates the merger agreement due to the failure to obtain the required approval of F&M Bank shareholders, or Banner terminates the merger agreement as a result of a intentional material breach of the merger agreement by F&M Bank, and (2) an alternative proposal has been publicly announced or otherwise communicated or made known to the senior management or board of directors of F&M Bank after the date of the merger agreement and before the termination (or before the F&M Bank shareholders’ meeting in the case of a termination because of the failure of F&M Bank shareholders to approve and adopt the merger agreement), then (1) F&M Bank shall pay an amount equal to one-third of the termination fee on the business day following the termination and (2) if, within twelve months of the date of such termination of the merger agreement, F&M Bank enters into any definitive agreement with respect to, or consummates, any alternative proposal (covering at least 50%, rather than 25%, of outstanding shares or value of assets), then F&M Bank shall pay an amount equal to two-thirds of the termination fee upon the earlier of the execution or consummation of such proposal.

Amendment, Waiver and Extension of the Merger Agreement

Amendment

     The boards of directors of Banner and F&M Bank may amend the merger agreement. However, after any approval of the merger agreement by the F&M Bank shareholders, there may not be, without further approval of the shareholders, any amendment of the merger agreement that requires such further approval under applicable law.

Extension; Waiver

At any time prior to the completion of the merger, each of Banner and F&M Bank may:

  extend the time for performance of any of the obligations or other acts of the other party under the merger agreement;

  waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement; and

  waive the other party’s compliance with any of the agreements or conditions contained in the merger agreement.

Fees and Expenses

     In general and except as described above in “—Payment of Termination Fee,” all costs and expenses incurred in connection with the merger agreement will be paid by the party incurring such expenses, except that those expenses incurred in connection with filing, printing and mailing the registration statement and this document will be shared equally by Banner and F&M Bank.

Restrictions on Resales by Affiliates

     Shares of Banner common stock to be issued to F&M Bank shareholders in the merger have been registered under the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” and may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities Act) of F&M Bank. Any subsequent transfer of shares by any person who is an affiliate of F&M Bank at the time the merger is submitted for a vote of the F&M Bank shareholders, however, will require either:

  the further registration under the Securities Act of the Banner common stock to be transferred;

  compliance with Rule 145, including the applicable provisions of Rule 144 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

  the availability of an exemption from registration.

     An “affiliate” of F&M Bank is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, F&M Bank. These restrictions are expected to apply to the directors and executive officers of F&M Bank and the holders of 10% or more of the outstanding F&M Bank common stock. The same restrictions apply to the spouses and certain relatives of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest.

     Banner will give stop transfer instructions to the exchange agent with respect to the shares of Banner common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

     F&M Bank has agreed in the merger agreement to use its reasonable best efforts to cause each person who is an affiliate of F&M Bank for purposes of Rule 145 under the Securities Act to deliver to Banner a written agreement intended to ensure compliance with the Securities Act.

THE COMPANIES

Banner Corporation

     Banner a bank holding company primarily engaged in the business of planning, directing and coordinating the business activities of its wholly owned subsidiary, Banner Bank. Banner Bank is a Washington-chartered commercial bank that operates a total of 62 branch offices and 12 loan offices in 24 counties in Washington, Oregon and Idaho. Banner Bank offers a wide variety of commercial banking services and financial products to individuals, businesses and public sector entities in its primary market areas. Its focus is on traditional banking, accepting deposits and originating loans in locations surrounding its offices. Banner Bank also participates actively in the secondary market, engaging in mortgage banking operations largely through the origination and sale of one- to four-family residential loans. Lending activities include commercial business and commercial real estate loans, agricultural business loans, construction and land development loans, one- to four-family residential loans and consumer loans.

     Additional information about Banner and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information.”

     The principal executive office of Banner is located at 10 South First Avenue, Walla Walla, Washington 99362, and its telephone number is (509) 527-3636.

F&M Bank

General

     F&M Bank is a Washington state-chartered, commercial bank that was incorporated in 1906 as Farmers and Merchants Bank of Rockford. F&M Bank is a member of the Federal Reserve system, and conducts its business through its 13 branch offices in and around Spokane, Washington. As of December 31, 2006, the bank had total assets of approximately $415 million, total net loans of approximately $366 million, total deposits of approximately $340 million and shareholders’ equity of approximately $37.8 million.

Products and Services

     The bank engages primarily in the business of providing commercial, real estate, private and professional banking services to commercial and individual customers in Spokane and neighboring communities, including short-term and medium-term loans, revolving credit facilities, residential and commercial construction lending, mortgage lending, various savings programs, checking accounts, installment and personal loans, and bank card service. F&M Bank provides financial services to individuals, corporations, partnerships, government bodies and other legal entities. The bank seeks to make all sound, productive and socially beneficial loans that the resources of the bank and its formal lending policies will permit. The bank’s primary focus on lending is to customers with economic interests in the bank market area. F&M Bank is committed to reinvesting its capital in the Spokane area.

     F&M Bank extends numerous types of consumer and business credit products. Consumer products include loans for motor vehicles, recreation vehicles, household goods, personal use such as vacations, medical expense, second mortgage loans, home equity loans and lines of credit, personal and custom lines of credit, bank card services. F&M Bank also operates a full service real estate mortgage department offering a variety of fixed and adjustable rate mortgage loan products for residential housing. This includes conventional, FHA and VA programs, First-Time Homebuyer programs, custom construction loan packages and loans for the purchase of residential building lots.

     Consumer loans are generally structured with monthly payments, but the bank does provide quarterly, semi-annual and annual payment options. Interest rates are offered on fixed or variable rate basis. Maturities on consumer loans range from one to fifteen years with the average loan maturity under five years.

     F&M Bank is a full service commercial lending facility providing sound loans for development, operation, or expansion of commercial business. Commercial loans include term equipment loans, fixed asset purchases, working capital term loans and lines of credit, receivables financing, inventory financing, Small Business Administration guaranteed loans, 504 real estate loans, commercial real estate construction loan and end loans, loans for purchase of investment or income properties, loans for business acquisitions, lease financing and retail installment contracts. Commercial loans are generally priced on a variable rate basis with national bank prime rate or U.S. Treasury Bill as the base rate. The bank offers fixed rate loans but requires three or five-year calls to reduce interest rate risk. Commercial business loans have maturities of one to five years. Commercial real estate loans are structured for one to fifteen years. Unsecured loans generally have maturities of one year or less.

     The bank offers a diverse array of deposit products for both business and consumers. Checking accounts are provided free of cost for seniors and charitable organizations. Consumers may choose from a variety of accounts based on volume of checks written and balances maintained. The bank offers business-checking plans for small and large businesses. Deposit products include savings, money market accounts, liquid asset accounts for overnight investments, savings certificates, time deposits up to five years, and a Dream Fund, which guarantees the rate to maturity with the ability to add new funds. The bank offers U.S. Treasuries when investors require alternative investment choices. The bank does not offer brokerage services. For business accounts, the bank offers payroll services and courier service to qualifying accounts. The bank loan-servicing department provides safekeeping and time collection services.

Business Strategy

     F&M Bank’s goal prior to entering into this merger transaction has been to become a regional, full-service, commercial bank specializing in small- to mid-size business and consumer banking products and services. The bank focuses on centralized product support, de-centralized sales and service, and strives to be the low-cost, best value provider of quality banking products and services. The bank caters to businesses with annual sales between $500,000 and $15 million. The bank also serves consumer banking customers, with an emphasis on moderate- to upper-income households.

     The bank’s business strategy involves a balance of growth and profitability, and includes significant investment in personnel and facilities to enhance the bank’s ability to grow deposits and income-generating assets. The primary strategies to accomplish these objectives focus on operational efficiency by aligning revenue and expenses at every level of the company, revenue diversification through de novo branch expansion, renovation of existing facilities and consideration of acquisition opportunities. In addition, the bank seeks to provide value-added products and services, including derivatives, such as interest-rate swaps, merchant card services and cash management products. Further, the bank is striving for better integration of its delivery channels, including traditional branch delivery of products and services to the micro-business market (businesses with annual sales below $500,000), emphasis on cross-selling and referrals within the bank, cross market sales and marketing, and deposit product advertising.

Market Area

     F&M Bank primarily accepts deposits and makes loans within the Spokane metropolitan areas and neighboring communities of Spokane County, although the bank considers eastern Washington and northern Idaho to constitute its market area. Due to this focus, F&M Bank is more dependent on, and exposed to, changes in the local economy than competitors who serve a number of geographic markets. Spokane County has a population of approximately 430,000 (as of 2003) The population grew 1.4% in the period from 1990 to 2003, compared with state-wide growth of nearly 2% and national growth of approximately 1.3% . Significantly faster growth has occurred in Kootenai County in northern Idaho. The economies of eastern Washington and northern Idaho have been historically dependent on natural resources and agriculture, although recent years have seen increased focus on trade and technology firms. Spokane serves as an economic hub of the Inland Northwest, which encompasses 36 counties in eastern Washington, northern Idaho, western Montana and northeast Oregon, with an aggregate population of approximately 1.7 million. Spokane County is home to a population that is generally well educated and culturally and racially diverse, and has attracted people from outside the area who seek a unique environment and balanced lifestyle.

Competition

     The community banking business is highly competitive. F&M Bank competes primarily with other commercial banks, as well as savings and loan associations, finance companies, and credit unions, and also competes with non-bank financial service providers, including brokerage firms, insurance companies, large-box retailers and other providers of bank-like products. There are 17 commercial banks with an aggregate of 113 branch offices in Spokane County. Although F&M Bank has more retail branches than any other commercial bank in Spokane County, the bank’s market, as measured by share of deposits, is dominated by large regional and super-regional banks, including Washington Trust Bank, Sterling Savings Bank, Washington Mutual, Bank of America, Wells Fargo and U.S. Bank. Deposits at these institutions represent a significant majority of total commercial bank deposits in F&M Bank’s market. The major commercial banks have competitive advantages over F&M Bank in that they have higher lending limits and are able to offer statewide facilities and services that F&M Bank does not offer. To a lesser extent, F&M Bank also competes with several locally headquartered community banks, including AmericanWest Bank, Inland Northwest Bank, Bank of Fairfield and Banner Bank.

Facilities

     F&M Bank operates 13 full-service banking offices: six in Spokane, including two located inside Safeway stores, three in Spokane Valley, one in Millwood, one in Rockford, one in Liberty Lake (in a Safeway store), and one in Cheney. Each branch has a drive-up window and a no-fee ATM. In addition, the bank has three ATM-only locations in Spokane. In addition, the bank has an operations center in a leased facility of the Spokane Airport Business Park. The bank owns all but four of its offices, and the branches in the Safeway stores are subject to leases expiring in 2009 and 2010, respectively, and the Liberty Lake office is subject to a lease with a term that expired in 2005, which has been renewed for an additional three years.

Employees

     As of December 31, 2006, F&M Bank had a total of 140 full-time equivalent employees. None of the bank’s employees are covered by a collective bargaining agreement. Management believes relations with its employees are good.

Legal Proceedings

     There are no threatened or pending legal proceedings against F&M Bank which, if determined adversely, would, in the opinion of management, have a material and adverse effect on the bank’s business or financial position.

Securities Authorized for Issuance Under Equity Plans

     F&M Bank maintains a 2001 Stock Option Plan pursuant to which as of [________], 2007 there were options to purchase [__________] shares outstanding. All of these outstanding options are currently vested. The exercise price of outstanding stock options ranges between $13.91 and $21.31 per share, with a weighted average exercise price of $18.43 per share. There are no reserved shares available for issuance under the plan. All outstanding stock options will terminate as of completion of the merger.

     F&M Bank has two stock bonus plans, the F&M Bank Management Stock Bonus Plan and the F&M Bank Directors’ Stock Grant Plan. There are 200,000 shares reserved for issuance under each of the plans. Under the Directors’ Stock Grant Plan, directors received stock grants totaling 12,826 shares on April 11, 2006, which were immediately vested. F&M Bank has issued 5,990 shares of restricted stock pursuant to the F&M Bank Management Stock Bonus Plan, of which 1,995 vested as of April 11, 2006, 1,995 vest as of April 11, 2007, and the remaining 2,000 vest as of April 11, 2008. Prior to vesting, if the recipient desires to sell the shares, the recipient must offer the shares to the bank for repurchase at the nominal value of $0.10 per share. If the bank fails to repurchase the shares within 30 days of notice, the recipient may freely sell the shares. The restricted shares are also subject to the right of the bank to repurchase the shares for the nominal value of $0.10 per share in the event of termination of employment during the restricted period. Vested shares continue to be subject to the right of the bank to purchase the shares upon termination of the recipient’s employment for any reason, including death, at the fair market value of the stock as of the date of termination. In the merger, holders of restricted shares issued under the F&M Bank Management Stock Bonus Plan will receive merger consideration as provided under the merger agreement for all outstanding shares of F&M Bank common stock; however, shares of Banner common stock received in the merger will be subject to the same vesting requirements as applied under the F&M Bank Management Stock Bonus Plan.

     The following table sets forth information about equity compensation plans in effect that provide for the award of securities or the grant of options to purchase securities to employees of the Company and its subsidiaries.

			(c)
			Number of securities
			remaining available for
	(a)	(b)	future issuance under
	Number of securities to	Weighted-average	equity compensation
	be issued upon exercise	exercise price of	plans (excluding
	of outstanding options,	outstanding options,	securities reflected in
Plan category	warrants and rights	warrants and rights	column (a))

Equity compensation
plans approved by	38,580	$18.43	381,184
security holders

Equity compensation
plans not approved by	0	0	0
security holders

Total	38,580	$18.43	381,184

Shares Owned by Directors, Executive Officers and Certain Beneficial Owners

     The following tables set forth information as of March 1, 2007, regarding the shares of F&M Bank common stock beneficially owned by (i) each person (other than executive officers or directors whose stock ownership is listed below), known by F&M Bank to own beneficially more than 5% of F&M Bank’s common stock, (ii) each director of F&M Bank, (iii) each non-director executive officer of F&M Bank, and (iv) all directors and executive officers of F&M Bank as a group. Except as noted below, each holder has sole voting and investment power with respect to shares of F&M Bank common stock listed as owned by such person or entity.

	Amount and Nature of
Name and Address(1)	Beneficial Ownership	Percent of Class

Principal Shareholders (5% Owners Exclusive of
Directors and Officers)
Loretta Stevens/ Halter Family LLC(2)	222,386	10.9%
P. O. Box 136
Rockford, Washington 99030
Directors and Executive Officers
David A. Klaue, Director and Chairman(3)(4)	954,434	46.7%
John G. Layman, Director and Vice Chairman(3)(5)	319,448	15.6%
John R. Layman , Director and Vice Chairman(6)	99,629	4.9%
Lawrence E. Peretti, Director(7)	20,430	1.0%
Richard A. Odegard, Director	15,500	*
John Wagner, Director, President(8)	13,768	*
John Tombari, EVP, CFO(3)(9)	20,660	1.0%

Cindy Baracco, SVP, Chief Retail Office(10)	2,400	*
Mimi Ellis, SVP, Human Resources Director(11)	2,400	*
Mark Hund, SVP, Senior Credit Administrator(12)	16,229	*
Mike Beasley, EVP, Chief Lending Officer(3)(13)	19,632	1.0%
Keith Matteson, IT Manager(14)	1,342	*

All Directors and Officers (12 persons)	1,485,872	71.8%

* less than 1%.

(1)	Unless otherwise provided, the address of each beneficial holder listed above is c/o F&M Bank, 25 North Mullan Road, Suite 303, Spokane Valley, Washington 99206.
(2)	Includes 9,386 shares held in the 401(k) Profit Sharing Plan.
(3)	Individual is also a trustee of the F&M Bank 401(k) Profit Sharing Plan which holds 148,950 shares that are not included in this table, because the trustee does not have authority to vote the shares with respect to the merger without instructions from the beneficial owner.
(4)	Includes 653,481 shares owned indirectly, of which 221 shares are held in the 401(k) Profit Sharing Plan.
(5)	Includes 22,534 shares owned indirectly in the 401(k) Profit Sharing Plan.
(6)	Includes 3,400 shares owned indirectly.
(7)	Includes 9,860 shares owned indirectly.
(8)	Includes 330 restricted shares and 4,000 shares subject to immediately exercisable stock options.
(9)	Includes 7,909 shares held indirectly, of which 3,999 are held in the 401(k) Profit Sharing Plan; 200 restricted shares; and 6,330 shares subject to immediately exercisable stock options.
(10)	Includes 134 restricted shares and 2,000 shares subject to immediately exercisable stock options.
(11)	Includes 134 restricted shares and 2,000 shares subject to immediately exercisable stock options.
(12)	Includes 3,979 shares held indirectly in the 401(k) Profit Sharing Plan; 134 restricted shares and 5,600 shares subject to immediately exercisable stock options.
(13)	Includes 4,342 shares held indirectly in the 401(k) Profit Sharing Plan; 200 restricted shares and 10,490 shares subject to immediately exercisable stock options.
(14)	Includes 142 shares held indirectly in the 401(k) Profit Sharing Plan; 66 restricted shares and 1,000 shares subject to immediately exercisable stock options.

MARKET PRICE AND DIVIDEND DATA

Banner

     Banner common stock trades on The Nasdaq Global Select Market under the symbol “BANR.”

     The following table sets forth the high and low sales prices of Banner common stock for the calendar quarters indicated, as reported on the Nasdaq, and the quarterly cash dividends declared per share in the periods indicated:

			Dividend
	High	Low	Declared

2005
First Quarter	$ 31.58	$ 26.31	$ 0.17
Second Quarter	28.89	24.67	0.17
Third Quarter	31.24	25.89	0.17
Fourth Quarter	32.76	25.96	0.18
2006
First Quarter	35.25	30.58	0.18
Second Quarter	40.02	33.25	0.18
Third Quarter	42.16	37.50	0.18
Fourth Quarter	46.71	39.53	0.19
2007
First Quarter (through [__________])	[ ]	[ ]	0.19

     On December 11, 2006, the last full trading day before the public announcement of the merger agreement, the high and low sale prices of Banner common stock as reported on the Nasdaq were $[__] and $[__], respectively. On [              ], 2007, the last full trading day before the date of this document, the high and low sale prices of Banner common stock as reported on the Nasdaq were $[          ] and $[           ], respectively.

     As of [                  ], 2007, the last date prior to printing this document for which it was practicable for Banner to obtain this information, there were approximately [             ] registered holders of Banner common stock.

F&M Bank

     There is no established public trading market for F&M Bank common stock and F&M Bank has no record of private transactions in the stock within the two most recent fiscal years not involving F&M Bank. The bank has repurchased shares pursuant to the put right under the F&M Bank Profit Sharing Plan, which is based on an appraised value of the bank’s stock, and repurchased 3,850 shares from a former executive at $17.77 on April 14, 2006. The bank sold 5,484 shares to John Wagner, President of F&M Bank on September 30, 2005 at $17.10 per share pursuant to his employment agreement. The bank paid $18.80 and $21.00 per share for repurchases in 2005 and 2006. F&M Bank paid annual dividends of $0.80 per share in 2005 and

$0.88 per share in 2006. F&M Bank will declare a dividend immediately prior to completion of the merger in an amount equal to an annual dividend of $0.88 per share pro rated for the number of days between December 31, 2006 and the date of completion of the merger. As of [             ], 2007, the last date prior to printing this document for which it was practicable for F&M Bank to obtain this information, there were [_________] shares outstanding and approximately [              ] registered holders of F&M Bank common stock.

COMPARATIVE RIGHTS OF BANNER AND F&M BANK SHAREHOLDERS

     Banner and F&M Bank are both incorporated under Washington law. Any differences, therefore, in the rights of holders of Banner common stock and F&M Bank common stock arise primarily from differences in their respective articles of incorporation and bylaws and differences between the Washington Business Corporations Act (Title 23B) and the statutes governing banks (Title 30 of the RCW). Upon completion of the merger, the articles of incorporation and bylaws (as amended in accordance with the merger agreement) of Banner in effect immediately prior to the effective time of the merger will be the articles of incorporation and bylaws of the combined company. Consequently, after the effective time of the merger, the rights of former F&M Bank shareholders will be determined by reference to the Banner articles of incorporation and bylaws. The material differences between the rights of holders of F&M Bank common stock and the rights of holders of Banner common stock, resulting from the differences in their governing corporate instruments, are summarized below. This summary is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the Washington Business Corporation Act and the governing instruments of Banner and F&M Bank, to which you are referred. The governing instruments are subject to amendment in accordance with their terms. Copies of the governing corporate instruments of Banner are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information.”

BANNER	F&M BANK

Authorized Capital
Authorized Shares. Banner is authorized under its	Authorized Shares. F&M Bank is authorized under its
articles of incorporation to issue 25,000,000 shares of	articles of incorporation to issue 2,500,000 shares of
common stock, par value $0.01, and 500,000 shares of	common stock, par value $1.00.
preferred stock, par value $0.01.

Preferred Stock. Banner’s articles of incorporation
provide that the relative rights, preferences and
limitations of preferred stock may be determined by the
board of directors. The rights of preferred shareholders
may supersede the rights of common shareholders.
Currently, no Banner preferred stock is issued or
outstanding.

Special Meetings of Shareholders
Banner’s articles of incorporation provide that special	Washington law provides that special meetings of its
meetings of its shareholders may only be called by the	shareholders may be called by the board and shall be
board or its committees.	called by the board upon request of shareholders
representing one-third of the issued capital stock.

Number of Directors; Classified Board; Removal; Vacancies
Number of Directors. Banner’s articles of incorporation	Number of Directors. F&M Bank’s articles of
provide that the board of directors must consist of	incorporation provide that the board of directors must
between five and twenty-five directors, with the exact	consist of between seven and nine directors, who shall
number to be fixed from time to time by the board of	own minimum number of shares of the corporation.
directors. Currently, there are twelve directors on the
board of directors.

BANNER

Classified Board. Banner’s articles of incorporation provide that the board of directors is divided into three classes of directors, with the classes to be as nearly equal as possible. Each class is elected for a three-year term.

Removal. Banner’s articles of incorporation provide that any director or the entire board may only be removed for cause by the affirmative vote of 80% of the shares entitled to vote thereon.

F&M BANK

Classified Board. F&M Bank’s board of directors is not classified. Directors are elected annually to one-year terms.

Removal. Washington law provides that directors may be removed with or without cause at a special meeting of the shareholders called for that purpose and the notice of which states such purpose unless cumulative voting is permitted or the articles of incorporation otherwise provide. F&M Bank’s articles of incorporation do not permit cumulative voting or provide otherwise.

Vacancies. Banner’s articles of incorporation provide that vacancies will be filled by a vote of two-thirds of the directors then in office.	Vacancies. F&M Bank’s bylaws provide that vacancies will be filled by the board at a special meeting of the board called for that purpose.

Amendments to Articles of incorporation

Under Washington law and subject to selected exceptions provided by Washington law, an amendment to the articles of incorporation proposed by the corporation requires the approval of the holders of a two-thirds, or a majority in the case of a public company, of the outstanding stock, or any class of stock, entitled to vote upon the proposed amendment.

Banner’s articles of incorporation additionally require a vote of 80% of the outstanding shares entitled to vote where the amendment concerns the:

  removal of directors;

  notice provisions for shareholder nominations and proposals;

  approval and evaluation of business combinations and the limitations on voting certain capital stock;

  indemnification and limitation of person liability;

  the calling of special meetings of the shareholders; and

  right of the board of directors or shareholders to amend the articles of incorporation and bylaws.
Under Washington law and subject to selected exceptions provided by Washington law, an amendment to the articles of incorporation requires the affirmative vote of two-thirds of the shareholders.
Amendments to the Bylaws
Banner’s articles of incorporation and bylaws permit	F&M Bank’s bylaws permit amendment of the bylaws
amendment of the bylaws by the board of directors or by	by the board of directors. Under Washington law, the
the affirmative vote of 80% of the shareholders.	shareholders may amend the bylaws.

BANNER	F&M BANK

Notice of Shareholder Nominations and Proposals
Banner’s articles of incorporation permit shareholders to	F&M Bank’s articles of incorporation and bylaws do not
nominate candidates for election to the board of	restrict shareholders ability to make nominations or
directors and to introduce other business that is a proper	proposals.
matter for shareholder action in connection with any
shareholder meeting. In order for a nomination or
proposal to be properly brought before a shareholder
meeting by a shareholder:

  the shareholder must give timely written notice
  of the   item as provided under the articles of
  incorporation;   for notice to be timely, it must
  be delivered to the   corporate secretary at the
  principal office of Banner   not less than 30 nor
  more than 60 days prior to the   meeting, provided
  that if less than 31 days’ notice of   the meeting is
  given to shareholders, then on the tenth   day
  following the day on which such notice was   mailed to
  shareholders
  the proposal must provide certain information
  concerning the shareholder and each person
  whom the   shareholder proposes to nominate for
  election   (including his or her consent to such
  nomination and   to serve as a director, if applicable),
  and a brief   description of the proposal, the reasons
  for the   proposal, and any interest the shareholder
  has in the   proposal (if relating to items other than
  the election of   one or more directors).

Shareholder Action by Written Consent Without a Meeting
Banner’s bylaws permit shareholder action by	Washington law permits shareholder action by
unanimous written consent of the shares of capital stock	unanimous written consent of the shares of capital stock
entitled to vote on the action.	entitled to vote on the action.

Required Vote for Mergers and Dispositions of Assets; Control Share Acquisitions
Required Vote for Mergers and Dispositions of Assets.	Required Vote for Mergers and Dispositions of Assets.
In addition to the provisions of Chapter 23B.19 of the	Washington law requires that a merger of two banks be
Washington Business Corporation Act (described	approved by two-thirds of the shareholders of each
opposite), Banner’s articles of incorporation provide that	merging bank.
any merger, share exchange, sale of all or substantially
all of Banner’s assets must be approved by a majority of
the outstanding shares entitled to vote thereon.

Banner’s articles of incorporation prohibit Banner from
engaging in a “business combination” with an interested
shareholder who, together with its associates and
affiliates, beneficially owns 10% or more of the
outstanding voting stock of the corporation unless at
least 80% of the outstanding capital stock entitled to
vote and a majority of the outstanding shares of capital
stock entitled to vote excluding all shares beneficially
owned by the interested shareholder approve the
transaction.

BANNER	F&M BANK

This supermajority voting requirement does not apply to
any business combination that is approved by two-thirds
of the “continuing directors” acting a meeting where
two-thirds of the continuing directors are present. A
“continuing director” is any director are unaffiliated with
the interested shareholder and who was a director prior
to the time the interested shareholder became such, or
any director recommended by such directors.

The following transactions are “business combinations”
subject to the restrictions described above:

  a merger or consolidation of Banner or any of its
  subsidiaries with the interested shareholder;

  a sale or other disposition to or with the interested
  shareholder of assets exceeding 25% of the total
  assets of Banner at the end of the preceding fiscal year;

  the issuance of securities of Banner or its subsidiaries
  to the interested shareholder;

  the acquisition by Banner or its subsidiaries of
  securities of the interested shareholder;

  any reclassification of or involving Banner’s
  common   stock; and

  any agreement, contract or arrangement
  providing for   the transactions listed above.

Banner’s articles of incorporation include a constituency
provision that permits Banner’s board of directors to
consider interests of Banner’s employees, depositors,
loan and other customers, creditors and other elements
of the communities in which Banner does business in
evaluating a business combination, as defined above.

Absence of Required Vote for Some Mergers.
Washington law does not require a vote of the
shareholders if:

  the agreement of merger does not amend the articles
       of the corporation except in ways that would not have
       required shareholder consent under state law;

  each shareholder will, after the merger, hold the
       same   number of shares, with identical designations,
       preferences, limitations, and relative rights; and

  the number of voting and participating shares
       issuable   in connection with the merger will not cause
       the   corporation to exceed the number of voting and

BANNER	F&M BANK

participating shares, respectively authorized by its
articles of incorporation.

Banner’s articles of incorporation provide that if any
person or group (other than certain underwriters,
employee benefit plans, and proxyholders) acquires
more than 10% of the voting power of the corporation
without the prior approval of two-thirds of the
“continuing directors,” such person shall only be entitled
to 1/100th of a vote per share for each share in excess of
10% of the voting power of the corporation.

Shareholder Rights Plans
Banner does not currently have a shareholder rights plan.	F&M Bank does not currently have a shareholder rights
plan.

Indemnification of Directors and Officers
Banner’s articles of incorporation provide that Banner	Washington law provides that unless a corporation’s
will indemnify and advance expenses to its directors,	articles of incorporation provide otherwise, a corporation
officers, employees and agents, and persons serving as a	shall indemnify a director, if such director was wholly
director, officer, partner, trustee, employee or agent of	successful, on the merits or otherwise, in the defense of
another entity at the request of the corporation, against	any proceeding to which the director was a party
expenses, judgments, fines and settlements actually and	because of being a director of the corporation, against
reasonably incurred by the person in connection with an	reasonable expenses incurred in connection with such
action, suit or proceeding, unless resulting from:	proceeding. F&M Bank’s articles of incorporation do
not provide otherwise.

  acts or omissions finally adjudged to violate the law
       (including Washington state law regarding unlawful
       distributions); or

  transactions with respect to which it is finally
       adjudged that such person received a benefit to
       which   s/he was not legally entitled.

Limitation of Personal Liability of Directors and Officers
Banner’s articles of incorporation provide that no	F&M Bank’s articles of incorporation do not limit the
director will be personally liable to the corporation or its	personal liability of directors and officers.
shareholders for monetary damages for breach of the
director’s fiduciary duty except for liability for:

  intentional misconduct;

  a knowing violation of law;

  a violation of Washington law relating to
       unlawful   distributions; or

  any transaction from which the director will
       personally receive a benefit in money, property
       or   services to which the director is not legally entitled.

LEGAL MATTERS

       The validity of the shares of Banner common stock to be issued in the merger will be passed upon for Banner by Wachtell, Lipton, Rosen & Katz.

EXPERTS

       The consolidated financial statements of Banner Corporation at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, included in Banner Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2006, which is referred to and made a part of this Prospectus and Registration Statement, and Banner Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included in the Form 10-K and incorporated by reference in this Prospectus and Registration Statement, have been audited by Moss Adams LLP, an independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

       F&M Bank will hold a 2007 annual meeting of shareholders only if the merger is not approved by shareholders at the special meeting of shareholders. For a shareholder proposal, including a nomination for election as a director, to be brought before an annual meeting of shareholders, the shareholder may give advance notice to F&M Bank by directing correspondence to its President or may present such proposal in person at the annual meeting.

  WHERE YOU CAN FIND MORE INFORMATION

       Banner files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. The Banner filings are also available at the Internet website maintained by the SEC at www.sec.gov.

       Banner has filed a registration statement on Form S-4 to register with the SEC the Banner common stock that F&M Bank shareholders will receive in connection with the merger. This document is a part of the registration statement of Banner on Form S-4 and is a prospectus of Banner and a proxy statement of F&M Bank for F&M Bank special meeting.

       The SEC permits Banner to “incorporate by reference” information into this document. This means that Banner can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in this document or by information contained in documents filed with or furnished to the SEC after the date of this document that is incorporated by reference in this document.

       This document incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about Banner and its financial condition.

  Banner SEC Filings (File No. 000-26584)

  Annual Report on Form 10-K
  Current Reports on Form 8-K
  Description of Banner common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description

Period or Filing Date Year Ended December 31, 2006 March 2, 2007 August 8, 1995

       Banner also incorporates by reference into this document additional documents that it may file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this document and the date of the F&M Bank special meeting. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as well as proxy statements.

       You may not have been sent some of the documents incorporated by reference, but you can obtain any of them through Banner as described below, through the SEC or through the SEC’s Internet website as described above. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this document. Shareholders may obtain documents incorporated by reference into this document by requesting them in writing, by telephone or via the Internet from the appropriate company at the following address:

Banner Corporation 10 South First Avenue Walla Walla, Washington 99362 Attention: Investor Relations Telephone: (509) 527-3636 Internet website: www.bannerbank.com

       If you would like to request documents from Banner, please do so by [                 ], 2007, to receive them before the F&M Bank special meeting, as applicable.

       This document contains a description of the representations and warranties made in the merger agreement. Representations and warranties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties have been made solely for the benefit of the other party to such contracts and documents, may be subject to important qualifications and limitations agreed to by the contracting parties, and may not be complete, and such representations and warranties should not be relied on by any other person. In addition, the representations and warranties contained in the merger agreement:

    have been qualified by information set forth in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement—the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

    will not survive consummation of the merger and cannot be the basis for any claims under the merger agreement by the other party after termination of the merger agreement except if willfully false as of the date of the merger agreement;

    may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

    are subject to the materiality standard described in the merger agreement which may differ from what may be viewed as material by you; and

    were made only as of the date of the merger agreement or such other date as is specified in the merger agreement.

Annex A

  AGREEMENT AND PLAN OF MERGER

  by and among

  BANNER CORPORATION,

  BANNER BANK

  and

  F&M BANK

  DATED AS OF DECEMBER 11, 2006

  as amended by

  AMENDMENT No. 1
  _____________________

  DATED AS OF MARCH 19, 2006

       This document is a composite version of the original Agreement and Plan of Merger, dated as of December 11, 2006, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 19, 2007. The Agreement and Plan of Merger has not been restated to collectively reflect the amendments above and this composite version has been provided for information purposes only. It should be noted that all references to the date of the merger agreement, as amended by the amendment, will in all instances continue to refer to December 11, 2006, and references to “the date hereof” and “the date of this Agreement” will continue to refer to December 11, 2006.

  A-i

3.19	Environmental Liability	A-24
3.20	State Takeover Laws	A-24
3.21	Reorganization; Approvals	A-24
3.22	Opinions	A-24
3.23	F&M Bank Information	A-25

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BANNER AND BANNER BANK

4.1	Corporate Organization	A-25
4.2	Capitalization	A-26
4.3	Authority; No Violation	A-27
4.4	Consents and Approvals	A-27
4.5	Reports; Regulatory Matters	A-28
4.6	Financial Statements	A-29
4.7	Broker’s Fees	A-30
4.8	Absence of Certain Changes or Events	A-30
4.9	Legal Proceedings	A-31
4.10	Taxes and Tax Returns	A-31
4.11	Compliance with Applicable Law	A-31
4.12	Intellectual Property	A-32
4.13	Risk Management Instruments	A-32
4.14	Investment Securities	A-32
4.15	Property	A-33
4.16	Environmental Liability	A-33
4.17	Reorganization; Approvals	A-34
4.18	Opinion	A-34
4.19	Banner Information	A-34

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Businesses Prior to the Effective Time	A-34
5.2	F&M Bank Forbearances	A-34
5.3	Banner Forbearances	A-37

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	A-37
6.2	Access to Information	A-39
6.3	Shareholder Approval	A-39
6.4	Affiliates	A-40

  A-ii

6.5	Nasdaq Listing	A-40
6.6	Employee and Director Matters	A-40
6.7	Indemnification; Directors’ and Officers’ Insurance	A-41
6.8	Additional Agreements	A-42
6.9	Advice of Changes	A-43
6.10	[Reserved]	A-43
6.11	No Solicitation	A-43

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	A-45
7.2	Conditions to Obligations of Banner and Banner Bank	A-45
7.3	Conditions to Obligations of F&M Bank	A-46

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1	Termination	A-47
8.2	Effect of Termination	A-51
8.3	Fees and Expenses; Termination Fees	A-51
8.4	Amendment	A-52
8.5	Extension; Waiver	A-52

ARTICLE IX

GENERAL PROVISIONS

9.1	Closing	A-53
9.2	Nonsurvival of Representations, Warranties and Agreements	A-53
9.3	Notices	A-53
9.4	Interpretation	A-54
9.5	Counterparts	A-54
9.6	Entire Agreement	A-54
9.7	Governing Law; Jurisdiction	A-55
9.8	Publicity	A-55
9.9	Assignment; Third Party Beneficiaries	A-55

  A-iii

INDEX OF DEFINED TERMS

Section

Adjusted Option	1.5(a)
Agency (Agencies)	3.16(d)
Agreement	Preamble
All Cash Consideration	1.5(a)
Alternative Proposal	6.11(a)
Alternative Transaction	6.11(a)
Articles of Merger	1.2
Average Closing Price	8.1(g)
Banner	Preamble
Banner Bank Articles	4.1(b)
Banner Bank Bylaws	4.1(b)
Banner Benefit Plans	6.6(a)
Banner Capitalization Date	4.2(a)
Banner Change in Control Event	8.3(c)
Banner Closing Price	2.3(f)
Banner Common Stock	1.4(a)
Banner Disclosure Schedule	Art. IV
Banner Fill Option	8.1(g)
Banner Leased Properties	4.15
Banner Owned Properties	4.15
Banner Preferred Stock	4.2(a)
Banner Ratio	8.1(g)(ii)
Banner Real Property	4.15
Banner Regulatory Agreement	4.5(b)
Banner Requisite Regulatory Approvals	7.2(d)
Banner SEC Reports	4.5(c)
Banner Starting Price	8.1(g)
Banner Stock Plans	4.2(a)
Banner Subsidiary	3.1(b)
Banner Warrant	1.5(c)
BHC Act	3.1(b)
Business Combination	8.3(c)
Business Day	8.1(g)
Cash Consideration	1.4(c)(i)
Ceiling Price	8.1(h)(i)
Certificate	1.4(d)
Claim	6.7(a)
Closing	9.1
Closing Date	9.1
Code	Recitals
Confidentiality Agreement	6.2(b)
Controlled Group Liability	3.11

A-iv

Covered Employees	6.6(a)
Derivative Transactions	3.14(a)
Determination Date	8.1(g)
Dissenting Shares	1.4(f)
DPC Common Shares	1.4(b)
Effective Time	1.2
Employment Agreement	3.11
ERISA	3.11
Exchange Act	3.13(a)
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.2
Exchange Ratio	1.5(c)
F&M Bank	Preamble
F&M Bank Articles	3.1(b)
F&M Bank Balance Sheet	3.6(a)
F&M Bank Benefit Plan	3.11
F&M Bank Bylaws	3.1(b)
F&M Bank Capitalization Date	3.2(a)
F&M Bank Common Stock	1.4(b)
F&M Bank Contract	3.13(a)
F&M Bank Criticized Assets	3.14(c)
F&M Bank Disclosure Schedule	Art. III
F&M Bank ERISA Affiliate	3.11
F&M Bank Fill Option	8.1(h)
F&M Bank Financial Statements	3.6(a)
F&M Bank Leased Properties	3.17
F&M Bank Options	1.5(a)
F&M Bank Owned Properties	3.17
F&M Bank Plan	6.6(f)
F&M Bank Pool	3.16(g)
F&M Bank Preferred Stock	3.2(a)
F&M Bank Real Property	3.17
F&M Bank Recommendation	6.3
F&M Bank Regulatory Agreement	3.5(b)
F&M Bank Requisite Regulatory Approvals	7.3(d)
F&M Bank Restricted Shares	1.5(b)
F&M Bank Shareholders’ Meeting	6.3
F&M Bank Stock Plans	1.5(a)
F&M Bank Subsidiary	3.1(c)
F&M Bank Warrants	1.5(c)
FDIC	3.1(d)
Final Aggregate Consideration	8.1(g)
Final Index Price	8.1(g)
Final Price	8.1(g)
Floor Price	8.1(g)(i)

  A-v

Form S-4	3.4
GAAP	4.1(c)
Governmental Entity	3.4
Indebtedness	3.13(a)
Indemnified Parties	6.7(a)
Index Group	8.1(g)
Index Ratio	8.1(g)(ii)
Initial Aggregate Consideration	8.1(g)
Initial Index Price	8.1(g)
Injunction	7.1(d)
Insurance Amount	6.7(c)
Intellectual Property	3.18
IRS	3.10(a)
Letter of Transmittal	2.3(a)
Liens	3.3(b)
Loans	3.16(a)
Material Adverse Effect	3.1(a)
Materially Burdensome Regulatory Condition	6.1(b)
Maximum Aggregate Consideration	8.1(g)
Merger	Recitals
Merger Consideration	1.4(c)
Minimum Aggregate Consideration	8.1(g)
Multiemployer Plan	3.11
Nasdaq	1.5(a)
Other Regulatory Approvals	3.4
Outstanding Banner Common Stock	8.3(c)
Outstanding Banner Voting Securities	8.3(c)
Permitted Encumbrances	3.17
Plan	3.11
Policies, Practices and Procedures	3.15(b)
Proxy Statement	3.4
RCW	1.1(a)
Regulatory Agencies	3.5(a)
Repurchase Adjustment Amount	1.4(c)
Resulting Bank	Recitals
Sarbanes-Oxley Act	4.5(c)
SEC	3.4
Securities Act	3.2(a)
Share Ratio	1.4(c)
Stock Consideration	1.4(c)(ii)
Subsidiary	3.1(b)
Takeover Statutes	3.20
Tax Return	3.10(c)
Tax(es)	3.10(b)
Termination Fee	8.3(b)(i)

  A-vi

Trust Account Common Shares	1.4(b)
Unaudited F&M Bank Balance Sheet	3.6(a)
Voting Debt	3.2(a)
WBCA	1.3
Withdrawal Liability	3.11

  A-vii

AGREEMENT AND PLAN OF MERGER

       AGREEMENT AND PLAN OF MERGER, dated as of December 11, 2006 (this “Agreement”), by and among F&M BANK, a Washington state-chartered bank (“F&M Bank”) and BANNER CORPORATION, a Washington corporation (“Banner”) and BANNER BANK, a Washington state-chartered bank.

W I T N E S S E T H:

       WHEREAS, the Boards of Directors of F&M Bank and Banner have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which F&M Bank will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Banner Bank, a wholly owned subsidiary of Banner (the “Merger”), so that Banner Bank is the resulting bank in the Merger (sometimes referred to in such capacity as the “Resulting Bank”);

       WHEREAS, for federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

       WHEREAS, certain shareholders of F&M Bank have entered into Voting and Support Agreements in connection with the Merger; and

       WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

       NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

  ARTICLE I

  THE MERGER

       1.1 The Merger. (a) Subject to the terms and conditions of this Agreement, in accordance with Title 30, Chapter 49 of the Revised Code of Washington (the “RCW”), at the Effective Time, F&M Bank shall merge with and into Banner Bank. Banner Bank shall be the Resulting Bank in the Merger, and shall continue its corporate existence under the laws of the State of Washington. As of the Effective Time, the separate corporate existence of F&M Bank shall cease.

       (b) Banner may at any time change the method or structure of effecting the combination if and to the extent reasonably requested by Banner; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of the Merger with respect to F&M

  Bank’s shareholders or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement. This Agreement and any related documents will be appropriately amended in order to reflect any such changed method or structure.

       1.2 Effective Time. The Merger shall become effective at the time set forth in the articles of merger that shall be filed with the Director of the Washington Department of Financial Institutions (the “Articles of Merger”) on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger.

       1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 11.060 of the Washington Business Corporation Act (the “WBCA”), incorporated herein by reference, and other applicable law.

       1.4 Conversion of F&M Bank Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Banner, Banner Bank, F&M Bank or the holder of any of the following securities:

       (a) Each share of common stock, par value $1.00 per share, of Banner Bank issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

       (b) All shares of common stock, par value $1.00 per share, of F&M Bank issued and outstanding immediately prior to the Effective Time (the “F&M Bank Common Stock”) that are beneficially owned by F&M Bank, Banner or Banner Bank (other than shares of F&M Bank Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, “Trust Account Common Shares”) and other than shares of F&M Bank Common Stock held, directly or indirectly, by F&M Bank or Banner in respect of a debt previously contracted (any such shares, “DPC Common Shares”)) shall be cancelled and shall cease to exist and no stock of Banner or other consideration shall be delivered in exchange therefor.

       (c) Subject to Section 1.4(e), each share of F&M Bank Common Stock, except for shares of F&M Bank Common Stock owned by F&M Bank, Banner (other than Trust Account Common Shares and DPC Common Shares) or any of their respective wholly owned Subsidiaries, shall be converted, in accordance with the procedures set forth in Article II, into the right to receive (i) an amount in cash, rounded to the nearest cent, equal to the quotient of (A) $19.4 million minus the Repurchase Adjustment Amount divided by (B) the number of shares of F&M Bank Common Stock outstanding as of the Effective Time, without interest (the “Cash Consideration”), and (ii) that fraction, rounded to the nearest ten thousandth (the “Share Ratio”), of a share of Banner common stock, par value $0.01 per share (the “Banner Common Stock”) equal to 1,773,494 divided by the number of shares of F&M Bank Common Stock outstanding as of the Effective Time (the “Stock Consideration”). The Cash Consideration and, the Stock Consideration

  are sometimes referred to herein collectively as the “Merger Consideration.”

       The “Repurchase Adjustment Amount” means the value of, without duplication, any consideration paid or delivered by F&M Bank or Banner in cash or other property in exchange for F&M Bank Common Stock repurchased from, or converted into other consideration for the benefit of, participants in the F&M Bank Plan after the date hereof; provided that the Repurchase Adjustment Amount shall not include any cash payments made with respect to any Repurchase Residual Payment, as defined in and referred to in Section 5.2 of the F&M Bank Disclosure Schedule.

       (d) All of the shares of F&M Bank Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 1.4 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of F&M Bank Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares, into which the shares of F&M Bank Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.3(f), as well as any dividends to which holders of F&M Bank Common Stock become entitled in accordance with Section 2.3(c).

       (e) If, between the date of this Agreement and the Effective Time, the outstanding shares of Banner Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Share Ratio.

       (f) Notwithstanding any other provision contained in this Agreement, no shares of F&M Bank Common Stock that are issued and outstanding as of the Effective Time and that are held by a shareholder who has properly exercised such shareholder’s appraisal rights (any such shares being referred to herein as “Dissenting Shares”) under RCW 30.49.090 shall be converted into the right to receive the Merger Consideration as provided in Section 1.4(c) and instead shall be entitled to such rights (but only such rights) as are granted by RCW 30.49.090 (unless and until such shareholder shall have failed to perfect, or shall have effectively withdrawn or lost, such shareholder’s right to dissent from the Merger such statute) and to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the RCW 30.49.090. If any such shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right, each of such holder’s shares of F&M Bank Common Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement. F&M Bank shall give Banner (i) prompt notice of any notice or demand for appraisal or payment for shares of F&M Bank Common Stock received by F&M Bank and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demand or notices. F&M Bank shall not, without the prior written consent of Banner, make any payment with respect to, or settle, offer for settle or otherwise negotiate any such demands.

       1.5 Stock Options and Other Stock-Based Awards. (a) As of the Effective Time, all options to purchase shares of F&M Bank Common Stock granted to employees or directors of F&M Bank under any equity-based compensation plan, including the 2001 Stock Option Plan, the F&M Bank Management Stock Bonus Plan, or the F&M Bank Director Stock Grant Plan all as amended and the award agreements thereunder (collectively, the “F&M Bank Stock Plans”) that are outstanding immediately prior to the Effective Time (collectively, the “F&M Bank Options”) regardless of whether or not vested, shall be cancelled and the holders thereof shall have no further rights with respect thereto.

       (b) As of the Effective Time, each restricted share of F&M Bank Common Stock granted to any employee or director of F&M Bank under a F&M Bank Stock Plan that is outstanding immediately prior to the Effective Time (collectively, the “F&M Bank Restricted Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive the Merger Consideration determined in accordance with Section 1.4 of this Agreement and treating such F&M Bank Restricted Shares in the same manner as all other shares of F&M Bank Common Stock for such purposes; provided, however, that shares of Banner Common Stock received in exchange for F&M Bank Restricted Sharesas the Stock Consideration portion of the Merger Consideration shall be subject to the same vesting schedule on unvested shares as applied to each such F&M Bank Restricted Share immediately prior to the Effective Time; and provided, further, that Banner shall be entitled to deduct and withhold such amount as may be required to be deducted and withheld under the Code and any applicable state or local Tax law.

       (c) F&M Bank shall, pursuant to applicable provisions of the F&M Bank Stock Plan(s) and within 15 days prior to the Effective Date, notify each holder of an F&M Bank Option of the pendency of the anticipated Effective Date, and, to the extent requested by Banner, take all action that Banner deems necessary or advisable to effectuate prior to the Effective Time the transactions contemplated by Section 1.5 of this Agreement, including amending each of the F&M Bank Stock Plans (i) if and to the extent necessary and practicable, to reflect the transactions contemplated by Section 1.5 of this Agreement and (ii) to preclude any automatic or formulaic grant of options, restricted shares or other awards thereunder on or after the date hereof.

       1.6 Articles of Incorporation of Banner Bank. At the Effective Time, the articles of incorporation of Banner Bank, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Resulting Bank until thereafter amended in accordance with applicable law.

       1.7 Bylaws of Banner Bank. At the Effective Time, the bylaws of Banner Bank, as in effect immediately prior to the Effective Time, shall be the bylaws of the Resulting Bank until thereafter amended in accordance with applicable law.

       1.8 Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

       2.1 Exchange Agent. Prior to the Effective Time, Banner shall appoint a bank or trust company selected by Banner and reasonably acceptable to F&M Bank (the “Exchange Agent”), pursuant to an agreement (the “Exchange Agent Agreement”), to act as exchange agent hereunder.

       2.2 Deposit of Merger Consideration. At or prior to the Effective Time, Banner shall deposit, or shall cause to be deposited, with the Exchange Agent, (i) certificates representing the number of shares of Banner Common Stock sufficient to deliver, and Banner shall instruct the Exchange Agent to timely deliver, the aggregate Stock Consideration, and (ii) immediately available funds equal to the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(f)) (collectively, the “Exchange Fund”) and Banner shall instruct the Exchange Agent to timely pay the Cash Consideration, and such cash in lieu of fractional shares, in accordance with this Agreement.

       2.3 Delivery of Merger Consideration. (a) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Certificate(s) which immediately prior to the Effective Time represented outstanding shares of F&M Bank Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 and any cash in lieu of fractional shares of Banner Common Stock to be issued or paid in consideration therefor (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s))) (the “Letter of Transmittal”) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement and (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration and any cash in lieu of fractional shares of Banner Common Stock to be issued or paid in consideration therefor in accordance with Section 2.3(f) upon surrender of such Certificate and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c).

       (b) Upon surrender to the Exchange Agent of its Certificate(s), accompanied by a properly completed Letter of Transmittal, a holder of F&M Bank Common Stock will be entitled to receive, promptly after the Effective Time, the Merger Consideration (with the aggregate Cash Consideration paid to each such holder rounded to the nearest cent) and any cash in lieu of fractional shares of Banner Common Stock to be issued or paid in consideration therefor in respect of the shares of F&M Bank Common Stock represented by its Certificate(s). Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of fractional shares of Banner Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

       (c) No dividends or other distributions with respect to Banner Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Banner Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Banner Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Banner Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Banner Common Stock issuable with respect to such Certificate.

       (d) In the event of a transfer of ownership of a Certificate representing F&M Bank Common Stock that is not registered in the stock transfer records of F&M Bank, the proper amount of cash and/or shares of Banner Common Stock shall be paid or issued in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such F&M Bank Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of Banner that the Tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the first anniversary of the Effective Time, Banner) shall be entitled to deduct and withhold from the cash portion of the Merger Consideration, any cash in lieu of fractional shares of Banner Common Stock, cash dividends or distributions payable pursuant to Section 2.3(c) hereof and any other cash amounts otherwise payable pursuant to this Agreement to any holder of F&M Bank Common Stock such amounts as the Exchange Agent or Banner, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Banner, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of F&M Bank Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Banner, as the case may be.

       (e) After the Effective Time, there shall be no transfers on the stock transfer books of F&M Bank of any shares of F&M Bank Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of F&M Bank Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional shares of Banner Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

       (f) Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Banner Common Stock shall be issued upon the surrender of Certificates for exchange; no dividend or distribution with respect to Banner Common Stock shall be payable on or with respect to any fractional share; and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Banner. In lieu of the issuance of any such fractional share, Banner shall pay to each former shareholder of F&M Bank who otherwise would be entitled to receive such fractional share, an amount in cash (rounded to the nearest cent) determined by multiplying (i) the closing price of Banner Common Stock on the Nasdaq on the trading day preceding the Closing Date (the “Banner Closing Price”) by (ii) the fraction of a share (after taking into account all shares of F&M Bank Common Stock held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) of Banner Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

       (g) Any portion of the Exchange Fund that remains unclaimed by the shareholders of F&M Bank as of the first anniversary of the Effective Time shall be paid to Banner. Any former shareholders of F&M Bank who have not theretofore complied with this Article II shall thereafter look only to Banner with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Banner Common Stock deliverable in respect of each share of F&M Bank Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Banner, F&M Bank, the Exchange Agent or any other person shall be liable to any former holder of shares of F&M Bank Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

       (h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Banner or the Exchange Agent, the posting by such person of a bond in such amount as Banner may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

  REPRESENTATIONS AND WARRANTIES OF F&M BANK

       Except as disclosed in the disclosure schedule (the “F&M Bank Disclosure Schedule”) delivered by F&M Bank to Banner or Banner Bank prior to the execution of this Agreement (which schedule sets forth, among other things, items, the disclosure of which is necessary or appropriate, either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this

  Article III, or to one or more of F&M Bank’s covenants, provided, however, that disclosure in any section of such F&M Bank Disclosure Schedule shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent that such disclosure is relevant to another section of this Agreement), F&M Bank hereby represents and warrants to Banner and Banner Bank as follows:

       3.1 Corporate Organization. (a) F&M Bank is a banking corporation duly incorporated, validly existing and in good standing under the laws of the State of Washington. F&M Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business, in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on F&M Bank. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Banner, Banner Bank, F&M Bank or the Resulting Bank, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include effects to the extent resulting from (A) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global or national political conditions or in general economic or market conditions affecting banks or their holding companies generally except to the extent that any such changes have a disproportionate adverse effect on such party or (D) public disclosure of the transactions contemplated hereby), or (ii) the ability of such party to timely consummate the transactions contemplated by this Agreement.

       (b) F&M Bank is a bank chartered by the State of Washington. True, complete and correct copies of the Articles of Incorporation of F&M Bank, as amended (the “F&M Bank Articles”), and the Bylaws of F&M Bank (the “F&M Bank Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Banner. As used in this Agreement, the term “Subsidiary” means any bank, corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with a party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and a “Banner Subsidiary” means any Subsidiary of Banner. F&M Bank has no Subsidiaries.

       (c) F&M Bank is, and there has not been any event or occurrence since January 1, 2002 that could reasonably be expected to result in a determination that F&M Bank is not, “well capitalized” and “well managed” as a matter of U.S. federal banking law. F&M Bank has at least a “satisfactory” rating under the U.S. Community Reinvestment Act.

       (d) The deposit accounts of F&M Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

       (e) The minute books of F&M Bank previously made available to Banner contain true, complete and correct records of all meetings and other corporate actions held or taken since December 31, 2002 of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

       3.2 Capitalization. The number of authorized shares of capital stock of F&M Bank, consisting solely of shares of F&M Common Stock, and the number of such shares issued and outstanding as of December 11, 2006 (the “F&M Bank Capitalization Date”), is 2,038,034, as is set forth in Schedule 3.2. As of the F&M Bank Capitalization Date, no shares of F&M Bank Common Stock were held as treasury stock. As of the date hereof, no shares of F&M Bank Common Stock were reserved for issuance upon the exercise of F&M Bank Options pursuant to F&M Bank Stock Plans. All of the issued and outstanding shares of F&M Bank Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of F&M Bank are issued or outstanding. As of the date of this Agreement, except pursuant to this Agreement and F&M Bank Stock Plans, F&M Bank does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of F&M Bank Common Stock, Voting Debt or any other equity securities of F&M Bank or any securities representing the right to purchase or otherwise receive any shares of F&M Bank Common Stock, Voting Debt or any other equity securities of F&M Bank. As of the date of this Agreement, there are no contractual obligations of F&M Bank (x) to repurchase, redeem or otherwise acquire any shares of capital stock of F&M Bank or any equity security of F&M Bank or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of F&M Bank or (y) pursuant to which F&M Bank is or could be required to register shares of F&M Bank capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”). F&M Bank has provided Banner with a true, complete and correct list of the number of shares of F&M Bank Common Stock issuable upon the exercise of each F&M Bank Option outstanding under F&M Bank Stock Plans as of the F&M Bank Capitalization Date, the names of the holders thereof, the status as vested or unvested and the exercise price for each such F&M Bank Option. Since the F&M Bank Capitalization Date through the date hereof, F&M Bank has not (A) issued or repurchased any shares of F&M Bank Common Stock, F&M Bank Preferred Stock, Voting Debt or other equity securities of F&M Bank other than the issuance of shares of F&M Bank Common Stock in connection with the exercise of F&M Bank Options to purchase F&M Bank Common Stock granted under F&M Bank Stock Plans that were outstanding on the F&M Bank Capitalization Date or (B) issued or awarded any options, warrants, restricted shares or any other equity-based awards under any of F&M Bank Stock Plans.

       3.3 Authority; No Violation. (a) F&M Bank has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of F&M Bank. The Board of Directors of F&M Bank has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of F&M Bank and its shareholders, has directed that this Agreement be submitted to F&M Bank’s shareholders for approval and adoption at a duly held meeting of such shareholders, has determined to recommend such approval and has adopted a resolution to the foregoing effect. Except for the approval and adoption of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of F&M Bank Common Stock entitled to vote at such meeting, no other corporate proceedings on the part of F&M Bank are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by F&M Bank and (assuming due authorization, execution and delivery by Banner) constitutes the valid and binding obligation of F&M Bank, enforceable against F&M Bank in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).

       (b) Neither the execution and delivery of this Agreement by F&M Bank nor the consummation by F&M Bank of the transactions contemplated hereby, nor compliance by F&M Bank with any of the terms or provisions of this Agreement, will (i) violate any provision of F&M Bank Articles or F&M Bank Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to F&M Bank, or any of its properties or assets or (B) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on F&M Bank, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, charge, security interest or other similar encumbrance (a “Lien”) upon any of the properties or assets of F&M Bank under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which F&M Bank is a party or by which it or any of its properties or assets is bound.

       3.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the FDIC and approval of such applications and notices, (ii) the filing of any required applications, filings or notices with the Washington Department of Financial Institutions and approval of such applications, filings and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement in definitive form relating to the meetings of F&M Bank’s shareholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Proxy Statement”) and of a registration statement on Form S-4 (the “Form S-4”) in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger, (v) any consents, authorizations, approvals, filings or exemptions required under consumer finance, mortgage banking and other similar laws, and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Banner Common Stock pursuant to this Agreement and approval of listing of such Banner

  Common Stock on the Nasdaq, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) are necessary in connection with the consummation by F&M Bank of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by F&M Bank of this Agreement.

       3.5 Reports; Regulatory Matters. (a) F&M Bank has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2003 with (i) the Board of Governors of the Federal Reserve System, (ii) the FDIC, (iii) Washington State Department of Financial Institutions, (iv) the NASD and any other self-regulatory organization, and (v) any foreign regulatory authority (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2003, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of F&M Bank, no Regulatory Agency or Governmental Entity has initiated since January 1, 2003 or has pending any proceeding, enforcement action or, to the knowledge of F&M Bank, investigation into the business, disclosures or operations of F&M Bank. Since January 1, 2003, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of F&M Bank, investigation into the business, disclosures or operations of F&M Bank. There is no unresolved violation, criticism or exception by any Regulatory Agency or Governmental Entity with respect to any report or statement relating to any examinations or inspections of F&M Bank. Since January 1, 2003, there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency or Governmental Entity with respect to the business, operations, policies or procedures of F&M Bank.

       (b) F&M Bank is not subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated banks (each, a “F&M Bank Regulatory Agreement”), nor has F&M Bank been advised since January 1, 2003 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such F&M Bank Regulatory Agreement.

       (c) F&M Bank has previously made available to Banner an accurate and complete copy of (i) all documents provided or made available by or on behalf of F&M Bank to its shareholders or prospective investors and (ii) each communication mailed by F&M Bank to its shareholders, in each case since January 1, 2003 and prior to the date of this Agreement. No such F&M Bank communication, at the time filed, furnished or communicated, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date.

       3.6 Financial Statements. (a) Section 3.6(a) of the F&M Bank Disclosure Schedule contains true and correct copies of (i) the audited consolidated balance sheets of F&M Bank as of December 31, 2005 (the “F&M Bank Balance Sheet”), December 31, 2004 and December 31, 2003, and the related audited consolidated statements of income, changes in shareholders’ equity and cash flows for the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003 and (ii) the unaudited consolidated balance sheets of F&M Bank as of September 30, 2006 (the “Unaudited F&M Bank Balance Sheet”) and September 30, 2005, and the related unaudited consolidated statements of income for the nine months ended September 30, 2006 and September 30, 2005 (including the related notes, where applicable) (all such balance sheets and financial statements and related notes, the “F&M Bank Financial Statements”).

       (b) The F&M Bank Financial Reports (i) have been prepared from, and are in accordance with, the books and records of F&M Bank, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of F&M Bank for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of F&M Bank have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Moss Adams LLP has not resigned or been dismissed as independent public accountants of F&M Bank as a result of or in connection with any disagreements with F&M Bank on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

       (c) F&M Bank has no material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the Unaudited F&M Bank Balance Sheet and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2006 or in connection with this Agreement and the transactions contemplated hereby.

       (d) The records, systems, controls, data and information of F&M Bank are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of F&M Bank or its accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on F&M Bank. F&M Bank maintains accounting records which fairly and accurately reflect, in all material respects, its transactions, and F&M Bank has devised and maintains accounting controls sufficient to provide reasonable assurances that such transactions are (i) executed in accordance with management’s general or specific authorization, and (ii) recorded as necessary to permit the preparation of financial statements in accordance with GAAP.

       (e) Since December 31, 2005, (i) through the date hereof, neither F&M Bank nor, to the knowledge of the officers of F&M Bank, any director, officer, employee, auditor, accountant or representative of F&M Bank has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, internal controls, procedures, methodologies or methods of F&M Bank, including any material complaint, allegation, assertion or claim that F&M Bank has engaged in questionable accounting or auditing practices, and (ii) no attorney representing F&M Bank, whether or not employed by F&M Bank, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by F&M Bank or any of its officers, directors, employees or agents to the Board of Directors of F&M Bank or any committee thereof or to any director or officer of F&M Bank.

       3.7 Broker’s Fees. Neither F&M Bank nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than McAdams Wright Ragen, Inc. pursuant to a letter agreement between F&M Bank and McAdams Wright Ragen, Inc., a true, complete and correct copy of which has been previously delivered to Banner.

       3.8 Absence of Certain Changes or Events. (a) Since December 31, 2005, no event or events have occurred that have had or are reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on F&M Bank.

       (b) Since December 31, 2005, through and including the date of this Agreement, F&M Bank has carried on its business in all material respects in the ordinary course of business consistent with past practice.

       (c) Since September 30, 2006, F&M Bank has not (i) except for (A) normal increases for non-executive officer employees made in the ordinary course of business consistent with past practice, or (B) as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2005 (which amounts have been previously made available to Banner), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or severance plans listed on Section 3.11 of the F&M Bank Disclosure Schedule, as in effect as of the date hereof), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted any options to purchase shares of F&M Bank Common Stock, any restricted shares of F&M Bank Common Stock or any right to acquire any shares of its capital stock to any executive officer, director or employee other than grants to employees made in the ordinary course of business consistent with past practice under F&M Bank Stock Plans, (iii) made, changed or revoked any material Tax election or changed any Tax or financial accounting methods, principles or practices of F&M Bank affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy or (iv) suffered any strike, work stoppage, slow-down, or other labor disturbance.

       3.9 Legal Proceedings. (a) F&M Bank is not a party to any, and there are no pending or, to the best of F&M Bank’s knowledge, threatened, material legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against F&M Bank.

       (b) There is no Injunction, judgment, or regulatory restriction (other than those of general application that apply to banks) imposed upon F&M Bank or the assets of F&M Bank.

       3.10 Taxes and Tax Returns. (a) F&M Bank has duly and timely filed, or will duly and timely file, (including all applicable extensions) all material Tax Returns required to be filed by or with respect to F&M Bank on or prior to the Effective Time (all such returns being accurate and complete in all material respects), has paid, or will pay, all Taxes with respect to the periods covered by such Tax Returns and has duly paid or made provision for, or will duly pay or make provision for, the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and, in each case, have been adequately reserved against. There have been no audits or examination of any income Tax returns of F&M Bank. There are no material disputes pending, or claims asserted, for Taxes or assessments upon or with respect to F&M Bank. F&M Bank is not a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement or is liable for any Tax imposed on any person other than F&M Bank as a result of the application of Treasury Regulation Section 1.1502-6 (and any comparable provision of state, local or foreign law). All Taxes that F&M Bank is required to withhold from amounts owing to any employee, creditor or third party have been properly withheld and, to the extent payable, timely paid over to the proper Governmental Entity. No extensions or waivers of statutes of limitation have been given by, or requested with respect to any Taxes of F&M Bank, and F&M Bank has not requested an extension of time to file any Tax Return. F&M Bank has not executed a closing agreement pursuant to Section 7121 of the Code or any similar provision of state or local law. F&M Bank has not taken or agreed to take any action that would, or would be reasonably expected to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. F&M Bank has not been a party to any distribution occurring during the two-year period prior to the date of this Agreement, or otherwise as part of a plan (or series of related transactions) of which the Merger is a part, in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied. F&M Bank has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. F&M Bank is not required to include in income any adjustment pursuant to Section 481(a) of the Code or any corresponding provision of state or local law, no such adjustment has been proposed by the Internal Revenue Service (“IRS”) and no pending request for permission to change any accounting method has been submitted by F&M Bank. The aggregate balance of the reserve for bad debts described in Section 593(g) of the Code and any similar provision under state or local laws and regulations of F&M Bank as of December 31, 2005 is zero. F&M Bank has not participated in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b).

       (b) As used in this Agreement, the term “Tax” or “Taxes” means (i) any and all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for any items described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as successor or transferee, by contract or otherwise.

       (c) As used in this Agreement, the term “Tax Return” means any report, return or other information (including any amendments, schedules or attachments thereto) required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, combined, unitary or consolidated returns for any group of entities that includes F&M Bank.

       3.11 Employee Matters. For purposes hereof, the following terms shall have the following meaning:

       “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations.

       A “F&M Bank Benefit Plan” means any compensation or employee benefit plan, program, policy, practice, agreement or other arrangement providing compensation or benefits to any current or former employee, officer or director of F&M Bank or any beneficiary or dependent thereof that is sponsored or maintained by F&M Bank or to which F&M Bank contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy.

       “F&M Bank ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

       “Employment Agreement” means a contract, offer letter or agreement of F&M Bank with or addressed to any individual who is rendering or has rendered services thereto as an employee or consultant pursuant to which F&M Bank has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

       “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

       “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

       “Plan” means any F&M Bank Benefit Plan other than a Multiemployer Plan.

       “Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

       (a) Section 3.11(a) of the F&M Bank Disclosure Schedule includes a complete list and description of all material F&M Bank Benefit Plans and all Employment Agreements.

       (b) With respect to each Plan, F&M Bank has made available to Banner a true, correct and complete copy of: (i) each writing constituting a part of such Plan, including without limitation all plan documents, employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; and (vi) the most recent determination letter from the IRS, if any. F&M Bank has made available to Banner a true, correct and complete copy of each Employment Agreement. Except as specifically provided in the foregoing documents made available to Banner, there are no amendments to any Plan or Employment Agreement that have been adopted or approved nor has F&M Bank undertaken to make any such amendments or to adopt or approve any new Plan or Employment Agreement.

       (c) To the knowledge of F&M, all contributions required to be made to any Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements. Each F&M Bank Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

       (d) With respect to each F&M Bank Benefit Plan, to the knowledge of F&M Bank, F&M Bank has complied, and is now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such F&M Bank

  Benefit Plans. Each Plan has been administered in all material respects in accordance with its terms. To the knowledge of F&M Bank, there is not now, nor do any circumstances exist that could give rise to, any requirement for the posting of security with respect to a Plan or the imposition of any lien on the assets of F&M Bank under ERISA or the Code. Section 3.11(d) of the F&M Bank Disclosure Schedule identifies each Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Plans”). The Internal Revenue Service has issued a favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked, and, to the knowledge of F&M Bank, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Qualified Plan or the related trust. No trust funding any Plan is intended to meet the requirements of Code Section 501(c)(9). Neither F&M Bank nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the F&M Bank Benefit Plans or their related trusts, F&M Bank, or any person that F&M Bank has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

       (e) With respect to each Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, to the knowledge of F&M Bank: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) the fair market value of the assets of such Plan equals or exceeds the actuarial present value of all accrued benefits under such Plan (whether or not vested) on a termination basis; (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (iv) all premiums to the Pension Benefit Guaranty Corporation have been timely paid in full; (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by F&M Bank; and (vi) the PBGC has not instituted proceedings to terminate any such Plan and, to F&M Bank’s knowledge, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Plan.

       (f) Except as set forth in Section 3.11(f) of the F&M Bank Disclosure Schedule: (i) no F&M Bank Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of F&M Bank nor any of its F&M Bank ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of F&M Bank nor any F&M Bank ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full. To the knowledge of F&M Bank, there does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of F&M Bank following the Closing. Without limiting the generality of the foregoing, neither F&M Bank nor any of its F&M Bank ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

       (g) Except for any such benefits described in Section 3.11(g) of the F&M Bank Disclosure Schedule with respect to the individuals listed thereon, F&M Bank has no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to F&M Bank. F&M Bank has reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or life insurance coverage.

       (h) Section 3.11 of the F&M Bank Disclosure Schedule (i) lists each Plan or Employment Agreement under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either along or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of F&M Bank, or could limit the right of F&M Bank to amend, merge, terminate or receive a reversion of assets from any F&M Bank Benefit Plan or related trust or any Employment Agreement or related trust, and (ii) the maximum amount of the “excess parachute payments” within the meaning of Section 280G of the Code that could become payable by F&M Bank in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

       (i) No labor organization or group of employees of F&M Bank has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. F&M Bank is in compliance with all applicable laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

       (j) Each individual who renders services to F&M Bank who is classified by F&M Bank as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and Tax reporting and under F&M Bank Benefit Plans) is properly so characterized. F&M Bank and each member of its business enterprise has complied with the Worker Adjustment and Retraining Notification Act and all similar state, local and foreign laws.

       (k) All F&M Bank Benefit Plans subject to the laws of any jurisdiction outside of the United States (i) have, to the knowledge of F&M Bank, been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special Tax treatment meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

       3.12 Compliance with Applicable Law. (a) F&M Bank holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its businesses under and pursuant to each, and has complied in all respects with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to F&M Bank, except where the failure to hold such licenses, franchises, permits and authorizations, or such non-compliance or default, has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on F&M Bank.

       (b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on F&M Bank, to the knowledge of F&M Bank: F&M Bank has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law; and none of F&M Bank, or any director, officer or employee of F&M Bank has committed any breach of trust or fiduciary duty with respect to any such fiduciary account and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

       (c) Section 3.12(c) of F&M Bank Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers and directors of F&M Bank who have outstanding loans from F&M Bank, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

       3.13 Certain Contracts. (a) F&M Bank is not a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, other than in the ordinary course of business consistent with past practice, (ii) which, upon execution of this Agreement or consummation or shareholder approval of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due from Banner, F&M Bank, the Resulting Bank, or any of their respective Subsidiaries to any officer or employee of F&M Bank, (iii) that is or includes any non-competition, non-solicitation or exclusive dealing agreement or obligation, or any other agreement or obligation that purports to limit or restrict in any respect (A) the ability of F&M Bank to solicit customers or employees or (B) the manner in which, or the localities in which, all or any portion of the business and operations of F&M Bank or, following consummation of the Merger, the business and operations of Banner and its Subsidiaries, is or could be conducted, (iv) that relates to the incurrence of Indebtedness (other than deposit liabilities, advances and loans from a Federal Home Loan Bank, and sales of securities subject to repurchase, in each case in the ordinary course of business) in the principal amount of $100,000 or more, (v) that grants any person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of F&M Bank, (vi) that is a consulting agreement or service contract (including data processing, software programming and licensing contracts and outsourcing contracts for the provision of collection and other services in connection with the business and operations of F&M Bank) involving the payment of annual fees of $50,000 or more, or (vii) that would be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, notwithstanding that F&M Bank has no securities registered under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) to be performed after the date of this Agreement that has not been disclosed under the preceding clauses (i) through (vi). As used herein, “Indebtedness” of a person shall mean (i) all obligations of such person for borrowed money, (ii) all obligations of such person evidenced by bonds, debentures, notes and similar instruments, (iii) all leases of such person capitalized in accordance with GAAP, and (iv) all obligations of such person under sale-and-lease back transactions, agreements to repurchase securities sold and other similar financing transactions. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13, whether or not set forth in F&M Bank Disclosure Schedule, is referred to as a

  “F&M Bank Contract,” and F&M Bank has no knowledge of, and has not received notice of, any violation of any F&M Bank Contract by any of the other parties thereto. F&M Bank has made available true and complete copies of each (i) F&M Bank Contract and (ii) each contract or agreement that involved payments by F&M Bank in fiscal year 2005 of more than $50,000 or which could reasonably be expected to involve payments during fiscal year 2006 or 2007 of more than $50,000 other than where such contract or agreement was or is terminable at will on 60 days or less notice without payment of a penalty in excess of $25,000.

       (b) Each F&M Bank Contract is valid and binding on F&M Bank and is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on F&M Bank, (i) each F&M Bank Contract is accurately categorized in Section 3.13(a) of the F&M Bank Disclosure Schedule according to the applicable clause(s) of the definition of F&M Bank Contracts, (ii) F&M Bank has in all material respects performed all obligations required to be performed by it to date under each F&M Bank Contract, and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of F&M Bank under any such F&M Bank Contract.

       3.14 Risk Management Instruments. (a) “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, events or conditions (credit-related or otherwise) or any indexes, or any other similar transaction or combination of any of these transactions, and any collateralized debt obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions; provided that, for the avoidance of doubt, the term “Derivative Transactions” shall not include any F&M Bank Option.

       (b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on F&M Bank, (i) all Derivative Transactions, whether entered into for the account of F&M Bank or for the account of a customer of F&M Bank, were duly authorized by F&M Bank and entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by F&M Bank, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions; (ii) all of such Derivative Transactions are legal, valid and binding obligations of F&M Bank enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect; and (iii) F&M Bank has duly performed its obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to the knowledge of F&M Bank, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

       (c) Except as set forth in Section 3.14(c) of the F&M Bank Disclosure Schedule, as of October 31, 2006, no Derivative Transaction, were it to be a Loan held by F&M Bank, would be classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, or words of similar import (“F&M Bank Criticized Assets”). The financial position of F&M Bank under or with respect to such Derivative Transaction has been reflected in the books and records of F&M Bank in accordance with GAAP consistently applied, and as of the date hereof, no open exposure of F&M Bank with respect to any such instrument (or with respect to multiple instruments with respect to any single counterparty) exceeds $100,000.

       3.15 Investment Securities. (a) F&M Bank has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except to the extent such securities are pledged in the ordinary course of business to secure obligations of F&M Bank. Such securities are valued on the books of F&M Bank in accordance with GAAP in all material respects.

       (b) F&M Bank employs investment, securities, risk management and other policies, practices and procedures (the “Policies, Practices and Procedures”) which F&M Bank believes are prudent and reasonable in the context of its business. Prior to the date hereof, F&M Bank has made available to Banner in writing the material Policies, Practices and Procedures.

       3.16 Loan Portfolio. (a) Section 3.16(a) of the F&M Bank Disclosure Schedule sets forth (i) the aggregate outstanding principal amount, as of September 30, 2006, of all written or oral loan agreements, notes or borrowing arrangements (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to F&M Bank (collectively, “Loans”), other than “non-accrual” Loans, and (ii) the aggregate outstanding principal amount, as of September 30, 2006, of all “non-accrual” Loans. As of September 30, 2006, F&M Bank did not have outstanding Loans and assets classified as “Other Real Estate Owned” with an aggregate then outstanding, fully committed principal amount in excess of that amount set forth on Section 3.16(a) of the F&M Bank Disclosure Schedule, net of specific reserves with respect to such Loans and assets, that were designated as of such date by F&M Bank as F&M Bank Criticized Assets. Section 3.16(a) of the F&M Bank Disclosure Schedule sets forth (A) a summary of F&M Bank Criticized Assets as of September 30, 2006, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and the amount of specific reserves with respect to each such category of Loan and the amount of reserves with respect to each such category of Loans and (B) each asset of F&M Bank that, as of September 30, 2006, is classified as “Other Real Estate Owned” and the book value thereof.

       (b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on F&M Bank, each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on F&M Bank, all Loans originated by F&M Bank, and all such Loans purchased, administered or serviced by F&M Bank (including Loans held for resale to investors), were made or purchased and are administered or serviced, as applicable, in accordance with customary lending standards of F&M Bank (and in the case of Loans held for resale to investors, the lending standards, if any, of such investors) and in accordance with applicable federal, state and local laws, regulations and rules. All such Loans (and any related guarantees) and payments due thereunder are, and on the Closing Date will be, free and clear of any Lien, and F&M Bank has complied in all material respects, and on the Closing Date will have complied in all material respects, with all laws and regulations relating to such Loans.

       (c) None of the agreements pursuant to which F&M Bank has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

       (d) F&M Bank is approved by and is in good standing (i) as a supervised mortgagee by the Department of Housing and Urban Development to originate and service Title I FHA mortgage loans; (ii) as a GNMA I and II Issuer by the Government National Mortgage Association; (iii) by the Department of Veteran’s Affairs to originate and service VA loans; and (iv) as a seller/servicer by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation to originate and service conventional residential mortgage Loans (each such entity being referred to herein as an “Agency” and, collectively, the “Agencies”).

       (e) F&M Bank is not now nor has it ever been since December 31, 2003 subject to any material fine, suspension, settlement or other agreement or other administrative agreement or sanction by, or any material reduction in any loan purchase commitment from any Agency or any federal or state agency relating to the origination, sale or servicing of mortgage or consumer Loans. F&M Bank has not received any notice, nor does it have any reason to believe, that any Agency proposes to limit or terminate the underwriting authority of F&M Bank or to increase the guarantee fees payable to any such Agency.

       (f) To its knowledge, F&M Bank is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations, including the Truth-In-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Real Estate Settlement Procedures Act and Regulation X, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act and all Agency and other investor and mortgage insurance company requirements relating to the origination, sale and servicing of mortgage and consumer Loans.

       (g) To the knowledge of F&M Bank, each Loan included in a pool of Loans originated, acquired or serviced by F&M Bank (a “F&M Bank Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such F&M Bank Pool. All such F&M Bank Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not yet expired. To the knowledge of F&M Bank, no F&M Bank Pools have been improperly certified, and no Loan has been bought out of a F&M Bank Pool without all required approvals of the applicable investors.

       3.17 Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on F&M Bank, F&M Bank (a) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in F&M Bank Financial Statements as being owned by F&M Bank or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “F&M Bank Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited F&M Bank Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “F&M Bank Leased Properties” and, collectively with the F&M Bank Owned Properties, the “F&M Bank Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to F&M Bank’s knowledge, the lessor. To the knowledge of F&M Bank, the F&M Bank Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the F&M Bank Real Property are in good operating condition and in a state of good working order, ordinary wear and tear excepted. There are no pending or, to the knowledge of F&M Bank, threatened condemnation proceedings against the F&M Bank Real Property. To the knowledge of F&M Bank, F&M Bank is in compliance with all applicable health and safety related requirements for the F&M Bank Real Property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.

       3.18 Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on F&M Bank, (a) F&M Bank owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (b) the use of any Intellectual Property by F&M Bank does not, to the knowledge of F&M Bank, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which F&M Bank acquired the right to use any Intellectual Property; (c) no person is challenging, infringing on or otherwise violating any right of F&M Bank with respect to any Intellectual Property owned by and/or licensed to F&M Bank; (d) F&M Bank has not received any written notice of any pending claim with respect to any Intellectual Property used by F&M Bank and no Intellectual Property owned and/or licensed by F&M Bank is being used or enforced in a manner that would be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

       3.19 Environmental Liability. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on F&M Bank, (a) there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action or notices with respect to any environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature seeking to impose, or that are reasonably likely to result in, any liability or obligation of F&M Bank arising under common law or under any local, state or federal environmental, health or safety statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against F&M Bank; (b) to the knowledge of F&M Bank, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any liability or obligation on the part of F&M Bank; and (c) F&M Bank is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing.

       3.20 State Takeover Laws. The Board of Directors of F&M Bank has unanimously approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby, the restrictions on “business combinations” and all other “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”).

       3.21 Reorganization; Approvals. As of the date of this Agreement, F&M Bank (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

       3.22 Opinions. Prior to the execution of this Agreement, F&M Bank has received an opinion from McAdams Wright Ragen, Inc. to the effect that as of the date of such opinion and based upon and subject to the matters set forth in such opinion, the Merger Consideration is fair to the shareholders of F&M Bank from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement. F&M Bank has provided Banner with a true, correct and complete copy of such opinion for informational purposes.

       3.23 F&M Bank Information. The information relating to F&M Bank that is provided by F&M Bank or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any other document filed with any other Regulatory Agency or Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to F&M Bank and other portions within the reasonable control of F&M Bank will comply in all material respects with applicable provisions of the Exchange Act and the rules and regulations thereunder.

ARTICLE IV

  REPRESENTATIONS AND WARRANTIES OF BANNER AND BANNER BANK

       Except as disclosed in the disclosure schedule (the “Banner Disclosure Schedule”) delivered by Banner to F&M Bank prior to the execution of this Agreement (which schedule sets forth, among other things, items, the disclosure of which is necessary or appropriate, either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Banner’s covenants, provided, however, that disclosure in any section of such Banner Disclosure Schedule shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent that such disclosure is relevant to another section of this Agreement), Banner hereby represents and warrants to F&M Bank as follows:

       4.1 Corporate Organization. (a) Banner is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Washington. Banner has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business, in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Banner.

       (b) Banner is duly registered as a bank holding company under the BHC Act and meets the applicable requirements for qualification as such. True, complete and correct copies of the Restated Articles of Incorporation, as amended (the “Banner Articles”), and Amended Restated Bylaws of Banner, as amended (the “Banner Bylaws”), as in effect as of the date of this Agreement, have previously been made available to F&M Bank. Banner Bank is a bank chartered by the State of Washington. True, complete and correct copies of the Banner Bank Articles and the Banner Bank Bylaws, as in effect as of the date of this Agreement, have previously been made available to F&M Bank.

       (c) As of September 30, 2006, Banner Bank is “well capitalized” and “well managed” as a matter of U.S. federal banking law. Banner Bank has at least a “satisfactory” rating under the U.S. Community Reinvestment Act.

       (d) The deposit accounts of Banner Bank are insured by the FDIC through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

       (e) The minute books of Banner and Banner Bank previously made available to F&M Bank contain true, complete and correct records of all meetings and other corporate actions held or taken since December 31, 2002 of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

       (f) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Banner, each Banner Subsidiary (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified, and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted.

       4.2 Capitalization. (a) The authorized capital stock of Banner consists of 25,000,000 shares of Banner Common Stock, of which, as of November 30, 2006 (the “Banner Capitalization Date”), 12,311,230 shares were issued and outstanding, and 500,000 shares of preferred stock, par value $0.01 per share (the “Banner Preferred Stock”), of which, as of the Banner Capitalization Date, no shares were issued and outstanding. As of the Banner Capitalization Date, no shares of Banner Common Stock were held in Banner’s treasury. As of the Banner Capitalization Date, no shares of Banner Common Stock or Banner Preferred Stock were reserved for issuance, except for (i) 770,467 shares of Banner Common Stock reserved for issuance upon exercise of options issued pursuant to employee and director stock plans of Banner in effect as of the date of this Agreement (the “Banner Stock Plans”) and (ii) 1,000,000 shares of Banner Common Stock reserved for issuance pursuant to the Banner Corporation Dividend Reinvestment and Direct Stock Purchase And Sale Plan. All of the issued and outstanding shares of Banner Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Voting Debt of Banner is issued or outstanding. As of the Banner Capitalization Date, except pursuant to this Agreement, the Banner Stock Plans, and stock repurchase plans entered into by Banner from time to time, Banner does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Banner Common Stock, Voting Debt or any other equity securities of Banner or any securities representing the right to purchase or otherwise receive any shares of Banner Common Stock, Voting Debt or other equity securities of Banner. The shares of Banner Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

       (b) Except for director qualifying shares, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Banner Subsidiary are owned by Banner, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. § 55) and free of preemptive rights. No such Banner Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

       4.3 Authority; No Violation. (a) Banner has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of Banner. The Board of Directors of Banner has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Banner and its shareholders. No other corporate proceedings on the part of Banner are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Banner and (assuming due authorization, execution and delivery by F&M Bank) constitutes the valid and binding obligation of Banner, enforceable against Banner in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).

       (b) Neither the execution and delivery of this Agreement by Banner, nor the consummation by Banner of the transactions contemplated hereby, nor compliance by Banner with any of the terms or provisions of this Agreement, will (i) violate any provision of the Articles of Incorporation of Banner or the Bylaws of Banner, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Banner, any Banner Subsidiary or any of their respective properties or assets or (B) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Banner, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Banner or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Banner or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

       4.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the FDIC and approval of such applications and notices, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger, (v) any consents, authorizations, approvals, filings or exemptions required under consumer finance, mortgage banking and other similar laws, and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Banner Common Stock pursuant to this Agreement and approval of listing of such Banner Common Stock on the Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Banner of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Banner of this Agreement.

       4.5 Reports; Regulatory Matters. (a) Banner and each Banner Subsidiary has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2003 with the Regulatory Agencies or any Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2003, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of Banner and its Subsidiaries, no Regulatory Agency or Governmental Entity has initiated since January 1, 2003 or has pending any proceeding, enforcement action or, to the knowledge of Banner, investigation into the business, disclosures or operations of Banner or any of its Subsidiaries. Since January 1, 2003, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of Banner, investigation into the business, disclosures or operations of Banner or any of its Subsidiaries. There is no unresolved violation, criticism, or exception by any Regulatory Agency or Governmental Entity with respect to any report or statement relating to any examinations or inspections of Banner or any of its Subsidiaries. Since January 1, 2003 there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Banner or any of its Subsidiaries.

       (b) Neither Banner nor any Banner Subsidiary is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each, a “Banner Regulatory Agreement”), nor has Banner or any of its Subsidiaries been advised since January 1, 2003, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Banner Regulatory Agreement.

       (c) Banner has previously made available to F&M Bank an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Banner since January 1, 2003 pursuant to the Securities Act or the Exchange Act and prior to the date of this Agreement (the “Banner SEC Reports”) and (ii) communication mailed by Banner to its shareholders, in each case since January 1, 2003 and prior to the date of this Agreement. No such Banner SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Banner SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of Banner has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

       4.6 Financial Statements. (a) The financial statements of Banner and its Subsidiaries included (or incorporated by reference) in the Banner SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Banner and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Banner and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Banner and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Moss Adams LLP has not resigned or been dismissed as independent public accountants of Banner as a result of or in connection with any disagreements with Banner on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

       (b) Neither Banner nor any Banner Subsidiary has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Banner included in its Quarterly Report on Form 10-Q for the period ended September 30, 2006 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2006 or in connection with this Agreement and the transactions contemplated hereby.

       (c) The records, systems, controls, data and information of Banner and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Banner or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 4.6(c). Banner (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange

  Act) to ensure that material information relating to Banner, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Banner by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Banner’s outside auditors and the audit committee of Banner’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Banner’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Banner’s internal controls over financial reporting. These disclosures were made in writing by management to Banner’s auditors and audit committee and a copy has previously been made available to F&M Bank. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

       (d) Since December 31, 2005, (i) through the date hereof, neither Banner nor any of its Subsidiaries nor, to the knowledge of the officers of Banner, any director, officer, employee, auditor, accountant or representative of Banner or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Banner or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Banner or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Banner or any of its Subsidiaries, whether or not employed by Banner or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Banner or any of its officers, directors, employees or agents to the Board of Directors of Banner or any committee thereof or to any director or officer of Banner.

       4.7 Broker’s Fees. Neither Banner nor any Banner Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Sandler O’Neill & Partners, L.P.

       4.8 Absence of Certain Changes or Events. (a) Since December 31, 2005, no event or events have occurred that have had or are reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Banner.

       (b) Since December 31, 2005, through and including the date of this Agreement, except as publicly disclosed by Banner in the Banner SEC Reports filed or furnished prior to the date hereof, Banner and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

       (c) Except as set forth in Section 4.8(c) of the Banner Disclosure Schedule, as of the date hereof no material agreement is being negotiated, otherwise than in the ordinary course of business, the execution of which agreement would require the filing of a current report on Form 8-K under the Exchange Act.

       4.9 Legal Proceedings. (a) Neither Banner nor any Banner Subsidiary is a party to any, and there are no pending or, to the best of Banner’s knowledge, threatened, material legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against Banner or any of its Subsidiaries.

       (b) There is no Injunction, judgment, or regulatory restriction (other than those of general application that apply to bank holding companies or their Subsidiaries) imposed upon Banner, any of its Subsidiaries or the assets of Banner or any of its Subsidiaries.

       4.10 Taxes and Tax Returns. Each of Banner and its Subsidiaries has duly and timely filed, or will duly and timely file, (including all applicable extensions) all material Tax Returns required to be filed by or with respect to Banner and its Subsidiaries on or prior to the Effective Time (all such returns being accurate and complete in all material respects), has paid, or will pay, all Taxes with respect to the periods covered by such Tax Returns and has duly paid or made provision for, or will duly pay or make provision for, the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and, in each case, have been adequately reserved against. There are no material disputes pending, or claims asserted, for Taxes or assessments upon Banner or any of its Subsidiaries for which Banner does not have reserves that are adequate under GAAP. Neither Banner nor any of its Subsidiaries has taken or agreed to take any action that would, or would be reasonably expected to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

       4.11 Compliance with Applicable Law. (a) Banner and each Banner Subsidiary hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Banner or any of its Subsidiaries, except where the failure to hold such licenses, franchises, permits and authorizations, or such non-compliance or default, has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Banner.

       (b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Banner: Banner and each Banner Subsidiary has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of Banner, any Banner Subsidiary, or any director, officer or employee of Banner or of any Banner Subsidiary has committed any breach of trust or fiduciary duty with respect to any such fiduciary account and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

       (c) Since the enactment of the Sarbanes-Oxley Act, Banner has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq. Section 4.11(c) of the Banner Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers and directors of Banner who have outstanding loans from Banner, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

       4.12 Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Banner, (a) Banner and each Banner Subsidiary owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (b) the use of any Intellectual Property by Banner and each Banner Subsidiary does not, to the knowledge of Banner, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Banner or any Banner Subsidiary acquired the right to use any Intellectual Property; (c) no person is challenging, infringing on or otherwise violating any right of Banner or any Banner Subsidiary with respect to any Intellectual Property owned by and/or licensed to Banner or its Subsidiaries; and (d) neither Banner nor any Banner Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property used by Banner or any Banner Subsidiary and no Intellectual Property owned and/or licensed by Banner or any Banner Subsidiary is being used or enforced in a manner that would be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property.

       4.13 Risk Management Instruments. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Banner, (a) all Derivative Transactions (which for the avoidance of doubt shall not include any Banner stock option), whether entered into for the account of Banner or any Banner Subsidiary or for the account of a customer of Banner or any Banner Subsidiary, were duly authorized and entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Banner and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions; (b) all of such Derivative Transactions are legal, valid and binding obligations of Banner or a Banner Subsidiary enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect; and (c) Banner and each applicable Banner Subsidiary have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to Banner’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

       4.14 Investment Securities. (a) Each of Banner and each Banner Subsidiary has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except to the extent such securities are pledged in the ordinary course of business to secure obligations of Banner or its Subsidiaries. Such securities are valued on the books of Banner in accordance with GAAP in all material respects.

       (b) Banner and its Subsidiaries and their respective businesses employ Policies, Practices and Procedures which Banner believes are prudent and reasonable in the context of such businesses. Prior to the date hereof, Banner has made available to F&M Bank in writing the material Policies, Practices and Procedures.

       4.15 Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Banner, Banner or a Banner Subsidiary (a) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in the Banner SEC Reports as being owned by Banner or a Banner Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Banner Owned Properties”), free and clear of all Liens of any nature whatsoever, except Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Banner SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Banner Leased Properties” and, collectively with the Banner Owned Properties, the “Banner Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Banner, the lessor. The Banner Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the Banner Real Property are in good operating condition and in a state of good working order, ordinary wear and tear excepted. There are no pending or, to the knowledge of F&M Bank, threatened condemnation proceedings against the Banner Real Property. Banner and its Subsidiaries are in compliance with all applicable health and safety related requirements for the Banner Real Property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.

       4.16 Environmental Liability. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Banner, (a) there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action or notices with respect to any environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature seeking to impose, or that are reasonably likely to result in, any liability or obligation of Banner or any of its Subsidiaries arising under common law or under any local, state or federal environmental, health or safety statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against Banner or any of its Subsidiaries; (b) to the knowledge of Banner, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any liability or obligation on the part of Banner or any of its Subsidiaries; and (c) neither Banner nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing.

       4.17 Reorganization; Approvals. As of the date of this Agreement, Banner (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

       4.18 Opinion. Prior to the execution of this Agreement, Banner has received an opinion from Sandler O’Neill & Partners, L.P. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to Banner from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

       4.19 Banner Information. The information relating to Banner and its Subsidiaries that is provided by Banner or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any other document filed with any other Regulatory Agency or Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Banner and other portions within the reasonable control of Banner will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

ARTICLE V

  COVENANTS RELATING TO CONDUCT OF BUSINESS

       5.1 Conduct of Businesses Prior to the Effective Time. Except as expressly contemplated by or permitted by this Agreement or with the prior written consent of the other party, during the period from the date of this Agreement to the Effective Time, each of F&M Bank and Banner shall, and Banner shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either F&M Bank or Banner to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.

       5.2 F&M Bank Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in the F&M Bank Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, F&M Bank shall not, without the prior written consent of Banner:

       (a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person (it being understood and agreed that incurrence of indebtedness or the making of loans in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of Federal funds, securitizations, sales of certificates of deposit entering into repurchase agreements, making loans and other extensions of credit to customers in accordance with existing loan policies and procedures);

       (b) (i) adjust, split, combine or reclassify any of its capital stock;

       (ii) make, declare or pay any dividend (other than the regular 2006 annual dividend of $0.88 per share to be declared and paid in December 2006 and a special dividend payable on the Closing Date equal to the product of (A) $0.88 and (B) the quotient obtained by dividing (x) the number of days between December 31, 2006 and the Closing Date (including the Closing Date) by (y) 365), or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) distributions, if any, pursuant to Section 6.12 and (B) the acceptance of shares of F&M Bank Common Stock in payment of the exercise price or withholding taxes incurred by any employee or director in connection with the exercise of F&M Bank Options or the vesting of F&M Bank Restricted Shares granted under a F&M Bank Stock Plan, in each case in accordance with past practice and the terms of the applicable F&M Bank Stock Plan and related award agreements);

       (iii) grant any stock options, restricted shares or other equity-based award with respect to shares of F&M Bank Common Stock under any of F&M Bank Stock Plans or otherwise (whether such awards are settled in cash, F&M Bank Common Stock or otherwise), or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, other than grants of stock options to newly hired employees of F&M Bank in the ordinary course of business consistent with past practice under the F&M Bank Stock Plans; or

       (iv) issue any additional shares of capital stock or other securities except pursuant to the exercise of F&M Bank Options granted under a F&M Bank Stock Plan that are outstanding as of the F&M Bank Capitalization Date or granted thereafter in compliance with this Agreement;

       (c) except as required by applicable law, (i) increase the wages, salaries, or incentive compensation or incentive compensation opportunities of any director or employee of F&M Bank other than normal increases in annual base salary in the ordinary course of business consistent with past practice for employees who are not

  (x) executive officers, (y) directors or (z) employees of F&M Bank who are party to change of control or severance agreements; (ii) increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any director or employee of F&M Bank or otherwise pay any amount to which any director or employee of F&M Bank is not entitled; (iii) establish, adopt, or become a party to any new employee benefit or compensation plan, program, commitment or agreement or amend, suspend or terminate any F&M Bank Benefit Plan other than amendments required to be made to comply with Section 409A of the Code; (iv) modify any F&M Bank Option or other equity-based award; (v) make any discretionary contributions or payments to any trust or other funding vehicle or pay any discretionary premiums in respect of benefits under any F&M Bank Benefit Plan or Employment Agreement, except as may be consistent with past practice, (vi) establish, adopt or enter into any collective bargaining agreement or (vii) hire, terminate the employment or otherwise change the status of employment of any executive officer or director or employee of F&M Bank who is party to any change of control or severance agreement;

       (d) except as permitted by Section 6.12, sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any individual, corporation or other entity or cancel, release or assign any material amount of indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement;

       (e) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

       (f) except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

       (g) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

       (h) amend its articles of incorporation or bylaws, or otherwise take any action to exempt any person or entity (other than Banner or its Subsidiaries) or any action taken by any person or entity from any Takeover Statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

       (i) restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

       (j) commence or settle any material claim, action or proceeding, except in the ordinary course of business consistent with past practice (provided that no such settlement shall include any restrictions on the operation or conduct of business by F&M Bank without the prior written consent of Banner);

       (k) take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

       (l) implement or adopt any change in its Tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

       (m) file any application to establish, or to relocate or terminate the operations of, any banking office of F&M Bank;

       (n) file or amend any Tax Return other than in the ordinary course of business, make, change or revoke any material Tax election, agree to an extension of the statute of limitations with respect to the assessment or collection of material Taxes, make or surrender any claim for a material refund of Taxes, or settle or compromise any material Tax liability;

       (o) create, renew, amend, terminate or cancel any F&M Bank Contract other than in the ordinary course of business consistent with past practice; provided, that F&M Bank shall not enter into any contract or agreement of the type addressed in clause (ii) or (iii) of the definition of F&M Bank Contracts; or

       (p) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2.

       5.3 Banner Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of F&M Bank, during the period from the date of this Agreement to the Effective Time, Banner shall not, and shall not permit any Banner Subsidiary to, (a) amend, repeal or otherwise modify any provision of the Banner Articles or the Banner Bylaws in a manner that would adversely affect F&M Bank or the transactions contemplated by this Agreement, (b) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (c) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied, or (d) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

       6.1 Regulatory Matters. (a) Banner and F&M Bank shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of Banner and F&M Bank shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and F&M Bank shall thereafter mail or deliver the Proxy Statement to its shareholders. Banner shall file the opinion described in Section 7.3(c) on a post-effective amendment to the Form S-4. Banner shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and F&M Bank shall furnish all information concerning F&M Bank and the holders of F&M Bank Common Stock as may be reasonably requested in connection with any such action.

       (b) The parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties, Regulatory Agencies or Governmental Entities. F&M Bank and Banner shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to F&M Bank or Banner, as the case may be, and any Banner Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Banner to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities, that would reasonably be expected to have a material adverse effect (measured on a scale relative to F&M Bank) on either Banner or F&M Bank (a “Materially Burdensome Regulatory Condition”).

       (c) Each of Banner and F&M Bank shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Banner, F&M Bank, or any Banner Subsidiary to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

       (d) Each of Banner and F&M Bank shall promptly advise the other upon receiving any communication from any Regulatory Agency or Governmental Entity consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Banner Requisite Regulatory Approval or F&M Bank Requisite Regulatory Approval, respectively, will not be obtained or that the receipt of any such approval may be materially delayed.

       6.2 Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each of F&M Bank and Banner shall, and, in the case of Banner, shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, each party shall, and, in the case of Banner, shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that such party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request (in the case of a request by F&M Bank, information concerning Banner that is reasonably related to the prospective value of Banner Common Stock or to Banner’s ability to consummate the transactions contemplated hereby). Neither F&M Bank nor Banner, nor any Banner Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

       (b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties as of November 17, 2006 (the “Confidentiality Agreement”).

       (c) No investigation by a party hereto or its representatives shall affect the representations and warranties of the other party set forth in this Agreement.

       6.3 Shareholder Approval. F&M Bank shall call a meeting of its shareholders (the “F&M Bank Shareholders’ Meeting”) to be held as soon as reasonably practicable for the purpose of obtaining the requisite shareholder approvals required in connection with this Agreement and the Merger. The Board of Directors of F&M Bank shall recommend to F&M Bank’s shareholders the approval and adoption of this Agreement and the Merger (the “F&M Bank Recommendation”); provided, however, that F&M Bank’s Board of Directors shall not be required to make such F&M Bank Recommendation to the extent provided in Section 6.11. Notwithstanding any change in the F&M Bank Recommendation, unless otherwise directed in writing by Banner, this Agreement and the Merger shall be submitted to the shareholders of F&M Bank at the F&M Bank Shareholders’ Meeting for the purpose of approving the Agreement and the Merger and nothing contained herein shall be deemed to relieve F&M Bank of such obligation; provided, however, that if the Board of Directors of F&M Bank shall have effected a change in F&M Bank Recommendation in accordance with this Agreement, then in submitting this Agreement to F&M Bank’s shareholders, the Board of Directors of F&M Bank may submit this Agreement to F&M Bank’s shareholders without recommendation (although the resolutions adopting this Agreement and the Plan of Merger as of the date hereof may not be rescinded or amended), in which event the Board of Directors of F&M Bank may communicate the basis for its lack of a recommendation to F&M Bank’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law.

       6.4 Affiliates. F&M Bank shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of F&M Bank to deliver to Banner, as soon as practicable after the date of this Agreement, and prior to the date of the meeting of F&M Bank shareholders to be held pursuant to Section 6.3, a written agreement, in the form of Exhibit B.

       6.5 Nasdaq Listing. Banner shall cause the shares of Banner Common Stock to be issued in the Merger to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

       6.6 Employee and Director Matters. (a) From and after the Effective Time, the employees of F&M Bank who are employed by Banner or the Resulting Bank as of the Effective Time (the “Covered Employees”) and who remain employed with Banner or the Resulting Bank during such period will be offered participation and coverage under employee benefit plans generally in effect for similarly situated employees of Banner and its Subsidiaries (“Banner Benefit Plans”); provided that continued participation and coverage following the Effective Time under the employee benefit plans of F&M Bank in effect immediately prior to the Effective Time shall be deemed to satisfy the obligations under this sentence.

       (b) To the extent permitted by applicable law or the terms of any applicable insurance policies, Banner shall cause each Banner Benefit Plan, in which Covered Employees are eligible to participate, to take into account for purposes of eligibility, vesting and benefit accruals under the Banner Benefit Plans the service of such employees with F&M Bank (and any predecessor entities) to the same extent as such service was credited for such purpose by F&M Bank; provided, however, that such service shall not be recognized for purposes of benefit accruals under any defined benefit pension plan, to the extent that such recognition would result in a duplication of benefits with respect to the same period of service, or with respect to newly implemented plans for which prior service is not taken into account. Nothing herein shall limit the ability of Banner or the Resulting Bank to amend or terminate any of the F&M Bank Benefit Plans or Banner Benefits Plans in accordance with their terms at any time.

       (c) If Covered Employees become eligible to participate in a medical, dental or health plan of Banner or its Subsidiaries, Banner shall cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Banner, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by such employees and their beneficiaries during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time for the year in which the Effective Time occurs, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous medical dental or health plan of F&M Bank prior to the Effective Time for the year in which the Effective Time or participation in such medical, dental or health plan of Banner, as applicable, occurs.

       (d) From and after the Effective Time, Banner shall, or shall cause its Subsidiaries to, honor, in accordance with the terms thereof as in effect as of the date hereof or as may be amended after the date hereof but prior to the Effective Time with the prior written consent of Banner, each employment agreement and change in control agreement of F&M Bank set forth in Section 6.6(d) of the F&M Bank Disclosure Schedule.

       (e) As of the Effective Time, Banner and the Resulting Bank shall take all actions necessary to effectuate the agreements set forth in Section 6.6(e) of the Banner Disclosure Schedule.

       (f) Prior to the Effective Time, subject to applicable Law, F&M Bank shall adopt the relevant resolutions of its board of directors necessary to terminate the F&M Bank 401(k) Profit Sharing Plan (the “F&M Bank Plan”) and to ensure that each participant is fully vested in his or her account balance under the F&M Bank Plan upon such plan termination and shall take such other actions with respect to the F&M Bank Plan, including any amendments as may be reasonably requested by Banner, in each case, effective as of the day prior to the Effective Time and subject to the consummation of the transactions contemplated by this Agreement. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the F&M Bank Plan, the assets thereof shall be transferred to the corresponding Banner Plan, or if such transfer is not permitted by the terms of such plans or by applicable law then distributed to the participants of the F&M Bank Plan.

       (g) Without limiting the generality of the final sentence of Section 9.9, nothing in this Section 6.6, express or implied is intended to or shall confer upon any other person including without limitation any Covered Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and no provision of this Section 6.6 shall constitute an amendment of any compensation or benefit plan, program, policy, agreement or other arrangement.

       (h) (i) As of the Effective Date, Banner shall appoint David Klaue as a director of Banner, and shall take such action as may be necessary to increase the number of directors constituting the Banner Board of Directors to accommodate such appointment. (ii) Upon the creation of a vacancy due to the retirement, resignation, disability, death or removal of, or the failure to stand for reelection of, a current member of the Banner Board of Directors, Banner shall, subject to qualification requirements for members of the Banner Board of Directors generally, nominate John R. Layman for election as a Banner director.

       6.7 Indemnification; Directors’ and Officers’ Insurance. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (a “Claim”), including any such Claim in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective

  Time, a director or officer of F&M Bank or who is or was serving at the request of F&M Bank as a director or officer of another person, including, but not limited to, acting as a trustee, administrator or fiduciary of any F&M Bank Benefit Plan (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of F&M Bank prior to the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their best efforts to defend against and respond thereto. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of any Indemnified Party as provided in their respective certificates or articles of incorporation or bylaws (or comparable organizational documents), and any existing indemnification agreements set forth in Section 6.7 of F&M Bank Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms, it being understood that nothing in this sentence shall require any amendment to the articles of incorporation or bylaws of the Resulting Bank.

       (b) From and after the Effective Time, the Resulting Bank shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Indemnified Party against all losses, claims, damages, costs, expenses, fines, penalties, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of F&M Bank, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) or taken at the request of Banner pursuant to Section 6.8 hereof.

       (c) Banner, either directly or through F&M Bank and at Banner’s expense, shall cause the individuals serving as officers and directors of F&M Bank immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by F&M Bank (provided that Banner may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided that in no event shall Banner be required to expend annually in the aggregate an amount in excess of 200% of the annual premiums currently paid by F&M Bank (which current amount is set forth in Section 6.7 of the F&M Bank Disclosure Schedule) for such insurance (the “Insurance Amount”), and provided further that if Banner is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Banner shall obtain as much comparable insurance as is available for the Insurance Amount.

       (d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

       6.8 Additional Agreements. (a) Subject to the terms and conditions of this Agreement, each of F&M Bank and Banner agree to cooperate fully with each other and to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make the Merger effective at the time and in the manner contemplated by this Agreement.

       (b) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Resulting Bank with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party shall, at Banner’s sole expense, take all such necessary action as may be reasonably requested by Banner.

       6.9 Advice of Changes. Each of Banner and F&M Bank shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided further that a failure to comply with this Section 6.9 shall not constitute a breach of this Agreement or the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

       6.10 [Reserved].

       6.11 No Solicitation. (a) None of F&M Bank, or any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of F&M Bank shall directly or indirectly (i) solicit, initiate, encourage, facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving F&M Bank that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals, including any indication of an intention to propose any of the foregoing, if with respect to F&M Bank, being referred to herein as an “Alternative Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction or (iii) enter into any agreement regarding any Alternative Transaction. Notwithstanding the foregoing, the Board of Directors of F&M Bank shall be permitted, prior to the meeting of F&M Bank shareholders to be held pursuant to Section 6.3, and subject to compliance with the other terms of this Section 6.11 and to first entering into an agreement with the person proposing such Alternative Proposal on terms substantially similar to, and no less favorable to F&M Bank than, those contained in the Confidentiality Agreement, to (A) consider and participate in discussions with respect to a bona fide Alternative Proposal received in writing by F&M Bank, and (B) withdraw, modify or qualify the F&M Bank Recommendation, in each case if and only to the extent that the Board of Directors of F&M Bank reasonably determines in good faith after consultation with outside legal counsel that failure to do so would cause it to violate its fiduciary duties.

       As used in this Agreement, “Alternative Transaction” means any of (i) a transaction pursuant to which any person (or group of persons) (other than Banner or its affiliates) directly or indirectly, acquires or would acquire more than 25% of the outstanding shares of F&M Bank or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to a merger of F&M Bank whether from F&M Bank or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or other business combination involving F&M Bank (other than the Merger), (iii) any transaction pursuant to which any person (or group of persons) (other than Banner or its affiliates) acquires or would acquire control of assets of F&M Bank, or any of its Subsidiaries representing more than 25% of the fair market value of all the assets, net revenues or net income of F&M Bank, immediately prior to such transaction, or (iv) any other consolidation, business combination, recapitalization or similar transaction involving F&M Bank, other than the transactions contemplated by this Agreement.

       (b) F&M Bank shall notify Banner promptly (but in no event later than 24 hours) after receipt of any Alternative Proposal, or any material modification of or material amendment to any Alternative Proposal, or any request for nonpublic information relating to F&M Bank or for access to the properties, books or records of F&M Bank by any person or entity that informs the Board of Directors of F&M Bank that it is considering making, or has made, an Alternative Proposal. Such notice to Banner shall be made orally and in writing, and shall indicate the identity of the person making the Alternative Proposal or intending to make or considering making an Alternative Proposal or requesting non-public information or access to the books and records of F&M Bank, and the material terms of any such Alternative Proposal or modification or amendment to an Alternative Proposal. F&M Bank shall keep Banner fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Alternative Proposal, indication or request. F&M Bank shall also promptly, and in any event within 24 hours, notify Banner, orally and in writing, if it enters into discussions or negotiations concerning any Alternative Proposal in accordance with Section 6.11(a).

       (c) F&M Bank shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all persons other than Banner who have been furnished confidential information regarding F&M Bank in connection with the solicitation of or discussions regarding an Alternative Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. F&M Bank agrees not to release any third party from the confidentiality and standstill provisions of any agreement to which F&M Bank is or may become a party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to make an Alternative Proposal.

       (d) F&M Bank shall ensure that the officers, directors and all employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of F&M Bank are aware of the restrictions described in this Section 6.11 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 6.11 by any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of F&M Bank, at the direction or with the consent of F&M Bank, shall be deemed to be a breach of this Section 6.11 by F&M Bank.

ARTICLE VII

CONDITIONS PRECEDENT

       7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

       (a) Shareholder Approval. This Agreement shall have been approved and adopted by the requisite affirmative vote of the holders of F&M Bank Common Stock entitled to vote thereon.

       (b) Nasdaq Listing. The shares of Banner Common Stock to be issued to the holders of F&M Bank Common Stock upon consummation of the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

       (c) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

       (d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

       7.2 Conditions to Obligations of Banner and Banner Bank. The obligation of Banner to effect the Merger is also subject to the satisfaction, or waiver by Banner, at or prior to the Effective Time, of the following conditions:

       (a) Representations and Warranties. The representations and warranties of F&M Bank set forth in Section 3.2 of this Agreement shall be true and correct (other than for such failures to be true and correct as are de minimis in effect), and the remaining representations and warranties of F&M Bank set forth in this Agreement shall be true and correct (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect), in each case as of the date of this Agreement and as of the Closing Date as though made on such date, except to the extent such representations and warranties are expressly made only as of an earlier date, in which case as of such earlier date; provided that, if any of such representations and warranties (other than the representations and warranties contained in Section 3.2, which shall be true and correct other than for such failures to be true and correct as are de minimis in effect) shall not be true and correct (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect), then the condition stated in this clause (a) shall be deemed satisfied if and only if the cumulative effect of all inaccuracies of such representations and warranties (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect) shall not be or have a Material Adverse Effect on F&M Bank; and Banner shall have received a certificate signed on behalf of F&M Bank by its Chief Executive Officer or Chief Financial Officer to the foregoing effect.

       (b) Performance of Obligations of F&M Bank. F&M Bank shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Banner shall have received a certificate signed on behalf of F&M Bank by the Chief Executive Officer or the Chief Financial Officer of F&M Bank to such effect.

       (c) Federal Tax Opinion. Banner shall have received the opinion of Wachtell, Lipton, Rosen & Katz, counsel to Banner, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of F&M Bank and Banner.

       (d) Regulatory Approvals. All regulatory approvals set forth in Section 4.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred as the “Banner Requisite Regulatory Approvals”), and no such regulatory approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

       7.3 Conditions to Obligations of F&M Bank. The obligation of F&M Bank to effect the Merger is also subject to the satisfaction or waiver by F&M Bank at or prior to the Effective Time of the following conditions:

       (a) Representations and Warranties. The representations and warranties of Banner set forth in this Agreement shall be true and correct (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect), in each case as of the date of this Agreement and as of the Closing Date as though made on such date, except to the extent such representations and warranties are expressly made only as of an earlier date, in which case as of such earlier date; provided that, if any of such representations and warranties shall not be true and correct (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect), then the condition stated in this clause (a) shall be deemed satisfied if and only if the cumulative effect of all inaccuracies of such representations and warranties (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect) shall not be or have a Material Adverse Effect on Banner; and F&M Bank shall have received a certificate signed on behalf of Banner by its Chief Executive Officer or Chief Financial Officer to the foregoing effect.

       (b) Performance of Obligations of Banner. Banner shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and F&M Bank shall have received a certificate signed on behalf of Banner by the Chief Executive Officer or the Chief Financial Officer of Banner to such effect.

       (c) Federal Tax Opinion. F&M Bank shall have received the opinion of Wachtell, Lipton, Rosen & Katz, counsel to Banner, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of F&M Bank and Banner.

       (d) Regulatory Approvals. All regulatory approvals set forth in Section 3.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred as the “F&M Bank Requisite Regulatory Approvals”).

ARTICLE VIII

TERMINATION AND AMENDMENT

       8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of F&M Bank or Banner:

       (a) by mutual consent of F&M Bank and Banner in a written instrument authorized by the boards of directors of F&M Bank and Banner, as determined by a vote of a majority of the members of each respective entire board of directors;

       (b) by either F&M Bank or Banner, if any Governmental Entity that must grant a Banner Requisite Regulatory Approval or a F&M Bank Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

       (c) by either F&M Bank or Banner, if the Merger shall not have been consummated on or before July 31, 2007 unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

       (d) by either Banner or F&M Bank (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of F&M Bank, in the case of a termination by Banner, or Banner, in the case of a termination by F&M Bank, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 45 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

       (e) by Banner, if (i) F&M Bank shall have materially breached its obligations under Section 6.3 or Section 6.11, or (ii) the Board of Directors of F&M Bank shall have (A) failed to recommend in the Proxy Statement the adoption of the agreement of merger set forth in this Agreement, (B) publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Banner, its recommendation that its shareholders approve or adopt this Agreement or (C) recommended any Alternative Proposal or failed to recommend against any Alternative Proposal within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act (or, in the case of clause (ii), resolved to take any such action), whether or not permitted by the terms hereof;

       (f) by either F&M Bank or Banner if any approval of the shareholders of F&M Bank contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the F&M Bank Shareholders’ Meeting or at any adjournment or postponement of either such meeting; or

       (g) by F&M Bank, if the Board of Directors of F&M Bank so determines by the vote of a majority of all of its members, by giving written notice to Banner not later than the end of the second Business Day next following the Determination Date, in the event that, as of the Determination Date, both of the following conditions are satisfied:

       (i) the Average Closing Price shall be less than $33.27 (the “Floor Price”); and

       (ii) (A) the number obtained by dividing the Average Closing Price by the Banner Starting Price (such number, the “Banner Ratio”) is less than (B) the number obtained by dividing the Final Index Price by the Initial Index Price and subtracting 0.1866 from such quotient (such number, the “Index Ratio”).

       If F&M Bank elects to exercise its termination right pursuant to this Section 8.1(g), it shall give written notice to Banner. During the five-business-day period commencing with its receipt of such notice, Banner may, at its option (the “Banner Fill Option”), (A) adjust the Share Ratio to equal the lesser of (1) the number (rounded to the nearest one-ten-thousandth) that would cause the Final Aggregate Consideration to be equal to Minimum Aggregate Consideration, and (2) the number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the Index Ratio multiplied by the Share Ratio (as then in effect) and the denominator of which is the Banner Ratio, (B) increase the Cash Consideration by an amount equal to product of (1) the Share Ratio as adjusted pursuant to the preceding Clause (A) minus the Share Ratio prior to such adjustment and (2) the Average Closing Price, or (C) increase the Share Ratio less than would otherwise be required by the preceding Clause (A) but increase the Cash Consideration by the amount required to achieve a like economic result. If Banner exercises the Banner Fill Option, it shall give prompt written notice to F&M Bank of such election and the revised Stock Consideration or Cash Consideration, as applicable, whereupon no termination shall have occurred pursuant to this Section 8.1(g) and this Agreement shall remain in effect in accordance with its terms (except as the Share Ratio or Cash Consideration, as applicable, shall have been so modified), and any references in this Agreement to “Share Ratio” or “Cash Consideration,” as applicable, shall thereafter be deemed to refer to the Share Ratio or Cash Consideration, as applicable, as adjusted pursuant to this Section 8.1(g).

       For purposes of Sections 8.1(g) and 8.1(h), (A) if the outstanding shares of common stock of Banner or any company belonging to the Index Group shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the Agreement and the Determination Date, the prices for the common stock of such company will be appropriately adjusted and (B) the following terms shall have the meanings set forth below:

       “Average Closing Price” of the Banner Common Stock shall mean the arithmetic mean of the daily closing sales prices per share of Banner Common Stock reported on the Nasdaq (as reported by the Wall Street Journal or, if not reported thereby, another authoritative source) for the twenty consecutive Nasdaq trading days ending at the close of trading on the Determination Date.

       “Banner Starting Price” means $45.42.

       “Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of Washington are authorized or obligated to close.

       “Determination Date” means the date on which the last required approval of a Governmental Authority is obtained with respect to the Merger, without regard to any requisite waiting period.

       “Final Aggregate Consideration” means the value of the aggregate Cash Consideration plus the value of the aggregate Stock Consideration calculated substituting the Average Closing Price for the per share value of Banner Common Stock.

       “Final Index Price” means the sum of the Final Prices for each company comprising the Index Group multiplied by the weight set forth on Exhibit A opposite the name of the applicable company, as they may be adjusted in accordance herewith.

       “Final Price” means, with respect to any company belonging to the Index Group, the arithmetic average of the daily closing sales prices of a share of common stock of such company, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded (as reported by the Wall Street Journal or, if not reported thereby, another authoritative source) for the same trading days used in calculating the Average Closing Price.

       “Index Group” means the 17 financial institution holding companies listed on Exhibit A attached hereto, the common stock of all of which shall be publicly traded and as to which there shall not have been a publicly announced proposal for the acquisition of any such company or as to which any such company shall have made a proposal to acquire another company in which 20% or more of its outstanding shares would be issued, in each case at any time during the period beginning on the date of this Agreement and ending on the Determination Date. In the event that, at any time during the period beginning on the date of this Agreement and ending on the Determination Date, the common stock of any such company ceases to be publicly traded, a proposal to acquire any such company is announced, or such company announces an acquisition proposal in which 20% or more of such company’s outstanding shares are to be issued, such company will be removed from the Index Group, and the weights (which have been determined based on the number of outstanding shares of common stock) attributed to the remaining companies will be adjusted proportionately for purposes of determining the Final Index Price and the Initial Index Price. The 17 financial institution holding companies and the weights attributed to them are listed on Exhibit A.

       “Initial Aggregate Consideration” means $98,834,796.

       “Initial Index Price” means $30.50.

       “Maximum Aggregate Consideration” means the value of the aggregate Cash Consideration plus the value of the aggregate Stock Consideration calculated substituting the Ceiling Price for the per share value of Banner Common Stock.

       “Minimum Aggregate Consideration” means the value of the aggregate Cash Consideration plus the value of the aggregate Stock Consideration calculated substituting the Floor Price for the per share value of Banner Common Stock.

       (h) by Banner, if the Board of Directors of Banner so determines by the vote of a majority of all of its members, by giving written notice to F&M Bank not later than the end of the second Business Day next following the Determination Date, in the event that, as of the Determination Date, the Average Closing Price shall be more than $49.71 (the “Ceiling Price”); provided, however, that if, prior to the Determination Date, a third party acquires a majority of the outstanding Banner Common Stock, or if Banner and a third party execute a definitive agreement regarding such an acquisition, the

  Ceiling Price shall be increased by the amount equal to the difference between (A) the closing sales price of Banner Common Stock on the trading date following the announcement of such acquisition or agreement and (B) the closing sales price of Banner Common Stock on the date twenty trading days prior to the date specified in the preceding clause (A).

       If Banner elects to exercise its termination right pursuant to this Section 8.1(h), it shall give written notice to F&M Bank. During the five-business-day period commencing with its receipt of such notice, F&M Bank may, at its option (the “F&M Bank Fill Option”), request that Banner decrease the Cash Consideration by the amount that would cause the Final Aggregate Consideration to be equal to Maximum Aggregate Consideration. If F&M Bank exercises the F&M Bank Fill Option, it shall give prompt written notice to Banner of such election, whereupon no termination shall have occurred pursuant to this Section 8.1(h) and this Agreement shall remain in effect in accordance with its terms (except as the Cash Consideration shall have been so modified), and any references in this Agreement to “Cash Consideration” shall thereafter be deemed to refer to the Cash Consideration as adjusted pursuant to this Section 8.1(h).

       The party desiring to terminate this Agreement pursuant to any clause of this Section 8.1 (other than clause (a)) shall give written notice of such termination to the other party in accordance with Section 9.3, specifying the provision or provisions hereof pursuant to which such termination is effected.

       8.2 Effect of Termination. In the event of termination of this Agreement by either F&M Bank or Banner as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of F&M Bank or Banner, or any Banner Subsidiaries or any of the officers or directors of any of them, shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3 and 9.2 through and including 9.9 shall survive any termination of this Agreement, and (ii) neither F&M Bank nor Banner shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

       8.3 Fees and Expenses; Termination Fees.

       (a) Except (i) as provided in this Section 8.3 and (ii) with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by F&M Bank and Banner, all fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

       (b) F&M Bank shall pay to Banner, by wire transfer of immediately available funds to such accounts as Banner may designate, the fee provided below in the event that this Agreement is terminated as follows:

       (i) if Banner shall terminate this Agreement pursuant to Section 8.1(e), then F&M Bank shall pay an amount equal to Three Million

  Dollars ($3,000,000) (the “Termination Fee”) on the Business Day following such termination; or

       (ii) if (A) either party shall terminate this Agreement as a result of a failure to consummate the Merger prior to the date set forth in Section 8.1(c) caused by a material breach (other than an unintentional material breach) of this Agreement by F&M Bank, either party shall terminate this Agreement pursuant to Section 8.1(f) due to the failure to obtain the required F&M Bank shareholder approval addressed therein, or Banner shall terminate this Agreement pursuant to Section 8.1(d) (other than as a result of any unintentional breach of this Agreement), and (B) an Alternative Proposal shall have been publicly announced or otherwise communicated or made known to the senior management or Board of Directors of F&M Bank (or any person shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make an Alternative Proposal) after the date hereof and before the termination pursuant to Section 8.1(c) or 8.1(d) in the case of a termination pursuant to either such Section or before the F&M Bank Shareholder Meeting in the case of a termination pursuant to Section 8.1(f), then (1) F&M Bank shall pay an amount equal to one-third of the Termination Fee on the Business Day following such termination and (2) if, within twelve months of the date of such termination of this Agreement, F&M Bank enters into any agreement with respect to, or consummates, any Alternative Proposal (provided that, in this instance, all percentages included in the definition of “Alternative Proposal” shall be increased to 50%), then F&M Bank shall pay an amount equal to two-thirds of the Termination Fee upon the date of such execution or consummation, whichever is earlier.

       (c) In the event that F&M Bank fails to pay when due any amount payable under this Section 8.3 and Banner commences a suit that results in a judgment against F&M Bank, then F&M Bank shall reimburse Banner for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with such suit.

       8.4 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the shareholders of F&M Bank and Banner; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of F&M Bank or Banner, as the case may be, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

       8.5 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this

  Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX GENERAL PROVISIONS

       9.1 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than five Business Days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the parties (the “Closing Date”); provided, however, that if the Closing would otherwise occur during the calendar month preceding any fiscal quarter-end or fiscal year-end, then Banner may elect to cause the Closing Date to occur during the first full week of the first calendar month of such succeeding fiscal quarter or year.

       9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

       9.3 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  if to F&M Bank, to:

  F&M BANK
  25 North Mullan Road, Suite 303
  Spokane Valley, WA 99206
  Attention: John Wagner, President
  Facsimile: (509) 892-4599

with a copy to:

Foster Pepper Tooze, LLP
601 SW Second Ave., Suite 1800
Portland, Oregon 97204
Attention: Gordon E. Crim, Esq.
Facsimile: (503) 221-0607

and

if to Banner, to:

BANNER CORPORATION
10 South First Avenue
Walla Walla, WA 99362
Attention: D. Michael Jones, President & Chief Executive Officer
Lloyd W. Baker, Chief Financial Officer
Facsimile: (509) 526-8873

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, NY 10019
Attention: Adam D. Chinn, Esq.
Nicholas G. Demmo, Esq.
Facsimile: (212) 403-2000

       9.4 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The F&M Bank Disclosure Schedule and the Banner Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

       9.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

       9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement,

  constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

       9.7 Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal laws of the State of Washington applicable to contracts made and wholly-performed within such state, without regard to any applicable conflicts of law principles, except to the extent that the application of federal securities laws is mandatory. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Washington. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

       9.8 Publicity. Neither F&M Bank nor Banner shall, and neither F&M Bank nor Banner shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of Banner, in the case of a proposed announcement or statement by F&M Bank, or F&M Bank, in the case of a proposed announcement or statement by Banner; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the Nasdaq.

       9.9 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Sections 6.6(h) and 6.7, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement.

  Remainder of Page Intentionally Left Blank

       IN WITNESS WHEREOF, F&M Bank, Banner and Banner Bank have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

BANNER CORPORATION

By: /s/ D. Michael Jones

Name:	D. Michael Jones
Title:	President & Chief Executive Officer

BANNER BANK

By: /s/ D. Michael Jones

Name:	D. Michael Jones
Title:	President & Chief Executive Officer

F&M BANK

By:	/s/ David A. Klaue

	Name:	David A. Klaue
	Title:	Chairman of the Board

By:	/s/ John G. Layman

	Name:	John G. Layman
	Title:	Vice Chairman

By:	/s/ John R. Layman

	Name:	John R. Layman
	Title:	Vice Chairman

By:	/s/ John Wagner

	Name:	John Wagner
	Title:	President, Chief Operating Officer

By:	/s/ Lawrence E. Peretti

	Name:	Lawrence E. Peretti
	Title:	Director

By:	/s/ Richard E. Odegard

	Name:	Richard E. Odegard
	Title:	Director

Annex B

  [MCADAMS WRIGHT RAGEN, INC. LETTERHEAD]

December 8, 2006

  Board of Directors
  F&M Bank
  25 North Mullan Road
  Spokane, WA 99206

  Members of the Board:

       You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the common shareholders of F&M Bank (“FMB”) from Banner Corporation (“BANR”) pursuant to the terms of the Definitive Merger Agreement (the “Agreement”), dated December 8, 2006, between FMB and BANR, whereby FMB will be merged with and into BANR.

        In connection with the proposed merger transaction (the “Transaction”), FMB shareholders will receive $47.92 per share with the gross aggregate consideration comprised of 80% stock and 20% cash, assuming FMB will merge with and into BANR at the effective date of the Transaction. The value of the gross aggregate consideration is the sum of the cash consideration of $19,400,000, stock consideration of 1,773,494 shares of BANR common stock (or $80,339,278), and a special cash dividend of $554,611 for earnings from January 1, 2007 until the closing of the Transaction. This sum is $100,293,889 using the 5-day average closing price of BANR common stock of $45.30 per share for November 29, 2006 through December 5, 2006. FMB shareholders will receive approximately $47.92 per share, based on 2,093,028 FMB fully diluted shares currently outstanding. The Agreement provides the complete terms of the proposed transaction, and this summary is qualified in its entirety by reference thereto.

       McAdams Wright Ragen, Inc. (“MWR”), as a part of its corporate finance services, is periodically engaged in valuation and advisory services provided to the directors, officers and shareholders of both public and private financial institutions with respect to the fairness, from a financial point of view, of the consideration to be received in merger and acquisition transactions, such as that proposed by the Agreement. With particular regard to our qualifications for rendering an opinion as to the fairness, from a financial point of view, of the consideration to be received by FMB pursuant to the Agreement, our corporate finance department’s professionals have advised numerous Northwest community banks and thrifts regarding fairness of merger and capital transactions in the past ten years. FMB has agreed to pay a fee for our

  Board of Directors
  F&M Bank
  December 08, 2006

  financial advisory services and for rendering this opinion letter and the accompanying report.

       In connection with rendering this opinion, we have, among other things: (i) reviewed the Agreement dated December 8, 2006; (ii) reviewed FMB's unaudited financial statements for the nine months ended September 30, 2006; (iii) reviewed FMB’s audited financial statements for the twelve months ended December 31, 2005, the twelve months ended December 31, 2004, and the twelve months ended December 31, 2003; (iv) reviewed certain internal financial analyses and certain other forecasts prepared by and reviewed with the management of FMB; (v) conducted interviews with senior management of FMB regarding the past and current business operations, results thereof, and financial condition; (vi) reviewed the current market environment generally and the financial services industry environment in particular; (vii) reviewed the prices paid in recent comparable mergers and acquisitions; reviewed audited financial information for the fiscal year ended December 31, 2005; (viii) reviewed unaudited financial information of BANR for the three months ended March 31, 2006, June 30, 2006 and September 30, 2006 and audited financial statements as of December 31, 2005 and December 31, 2004; (viii) reviewed the price ranges for BANR common stock; (ix) conducted interviews with senior management of BANR regarding the past and current business operations, results thereof, and financial condition; and (x) reviewed such other information, studies and analyses, performed such other investigations and took into account such other matters as we deemed appropriate.

       In conducting our review and arriving at our opinion, we have assumed and relied on the accuracy and completeness of all financial information publicly available and supplied or otherwise made available to us by FMB management. We have not independently verified such information nor have we undertaken an independent appraisal of the assets or liabilities of FMB or BANR. With respect to the financial forecasts referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of the senior management of FMB as of the date of this letter.

       This opinion is necessarily based upon economic, market and other conditions as they exist and should be evaluated as of the date of this letter. In rendering our opinion, we have assumed that in the course of obtaining the necessary approvals for the Agreement, no restrictions, limitations or conditions will be imposed that would have a material adverse effect on the expected benefits of the Agreement to FMB’s shareholders or the ability to consummate the Agreement.

       This opinion is being furnished for the use and benefit of the Board of Directors of FMB and is not intended to be, nor constitutes, a recommendation to any shareholder as to how such shareholder should vote with respect to the Agreement. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Agreement to be consummated. No limitations were imposed on us regarding the scope of our investigation or otherwise by FMB or BANR.

  Board of Directors
  F&M Bank
  December 08, 2006

  In reliance upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Agreement consideration to be issued by BANR to the FMB shareholders pursuant to the Agreement is fair, from a financial point of view, to the shareholders of FMB.

       We hereby consent to the reference to our firm in the proxy statement or prospectus related to the merger transaction and to the inclusion of our opinion as an exhibit to the proxy statement or prospectus related to the merger transaction.

  Very truly yours,

  MCADAMS WRIGHT RAGEN, INC.

  By: /s/ Robert J. Rogowski

       Robert J. Rogowski

       Managing Director -
       Corporate Finance

Annex C

  WASHINGTON BUSINESS CORPORATION ACT—SECTION 30.49.090
  DISSENTERS’ RIGHTS

  30.49.090. Rights of dissenting shareholder—Appraisal—Amount due as debt

       The owner of shares of a state bank which were voted against a merger to result in a state bank, or against the conversion of a state bank into a national bank, shall be entitled to receive their value in cash, if and when the merger or conversion becomes effective, upon written demand made to the resulting state or national bank at any time within thirty days after the effective date of the merger or conversion, accompanied by the surrender of the stock certificates. The value of such shares shall be determined, as of the date of the shareholders' meeting approving the merger or conversion, by three appraisers, one to be selected by the owners of two-thirds of the dissenting shares, one by the board of directors of the resulting state or national bank, and the third by the two so chosen. The valuation agreed upon by any two appraisers shall govern. If the appraisal is not completed within ninety days after the merger or conversion becomes effective, the director shall cause an appraisal to be made.

       The dissenting shareholders shall bear, on a pro rata basis based on the number of dissenting shares owned, the cost of their appraisal and one-half of the cost of a third appraisal, and the resulting bank shall bear the cost of its appraisal and one-half of the cost of the third appraisal. If the director causes an appraisal to be made, the cost of that appraisal shall be borne equally by the dissenting shareholders and the resulting bank, with the dissenting shareholders sharing their half of the cost on a pro rata basis based on the number of dissenting shares owned.

       The resulting state or national bank may fix an amount which it considers to be not more than the fair market value of the shares of a merging or the converting bank at the time of the stockholders' meeting approving the merger or conversion, which it will pay dissenting shareholders of the bank entitled to payment in cash. The amount due under such accepted offer or under the appraisal shall constitute a debt of the resulting state or national bank.

  C-1

PART II

  INFORMATION NOT REQUIRED IN PROSPECTUS

  ITEM 20.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Washington Business Corporation Act

       Banner is organized under the Washington Business Corporation Act (the “WBCA”) which, in general, empowers Washington corporations to indemnify a person made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against expenses, including attorney’s fees, judgments, amounts paid in settlements, penalties and fines actually and reasonably incurred in connection therewith if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. Such indemnification is mandatory with respect to reasonable expenses for a director who is wholly successful on the merits or otherwise in the defending any proceeding. Washington corporations may not indemnify a person in connection with such proceedings if the person was adjudged to have received an improper personal benefit.

       The WBCA also empowers Washington corporations to provide similar indemnity to such a person in connection with actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the interests of the corporation or its shareholders, unless the person was adjudged liable to the corporation.

       If authorized by the articles of incorporation of a Washington corporation or by its shareholders, a Washington corporation may indemnify and advance expenses to the persons described above without regard to the limitations described above, provided that such indemnity will not cover acts or omissions of the person finally adjudged to be intentional misconduct or a knowing violation of law, conduct finally adjudged to involve a violation of WBCA Section 310 (related to certain unlawful distributions), and any transaction with respect to which it was finally adjudged that the person received a benefit to which such person was not legally entitled.

       The WBCA also permits a Washington corporation to purchase and maintain on behalf of such person insurance against liabilities incurred in such capacities. Banner has obtained a policy of directors’ and officers’ liability insurance.

       The WBCA further permits Washington corporations to limit the personal liability of directors for a breach of their fiduciary duty. However, the WBCA does not eliminate or limit the liability of a director for any of the following: (i) acts or omissions that involve intentional misconduct by a director or a knowing violation of law by a director; (ii) conduct violating

  WBCA Section 08.310; or (iii) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

  Banner’s Articles of Incorporation and Bylaws

       Banner’s articles of incorporation limit the personal liability of directors for a breach of their fiduciary duty except for under the circumstances required to excepted under Washington law described above.

       Banner’s articles of incorporation generally require Banner to indemnify directors, officers, employees and agents to the fullest extent legally possible under the WBCA. In addition, the articles of incorporation require Banner to similarly indemnify any such person who is or was serving at the request of Banner as a director, officer, partner, trustee, employee or agent of another entity. Banner’s articles of incorporation further provide for the advancement of expenses under certain circumstances.

  ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) The following exhibits are filed herewith unless otherwise indicated:

EXHIBIT
NO.	DESCRIPTION
2.1	Agreement and Plan of Merger, dated as of December 11, 2006, by and among Banner Corporation, Banner Bank and F&M Bank (attached as Annex A to the proxy statement/prospectus contained in this registration statement). Schedules to this Exhibit have not been filed; upon request, Banner will furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule.
3.1	Articles of Incorporation (incorporated by reference from Exhibit B of Banner’s Proxy Statement for the Annual Meeting of Shareholders dated June 10, 1998).
3.2	Bylaws (incorporated by reference from Exhibit 3.2 of Banner’s Current Report on Form 8-K dated July 24, 1998).
5.1*	Opinion of Wachtell, Lipton, Rosen & Katz regarding the validity of the Banner common stock registered hereunder.
8.1*	Opinion of Wachtell, Lipton, Rosen & Katz. 23.1 Consent of Moss Adams LLP.
23.2*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1) .
23.3*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1) .
24.1	Powers of Attorney (contained in the signature page to this Registration Statement). 99.1* Form of F&M Bank Proxy Card.
99.2	Consent of McAdams Wright Ragen, Inc. (included in Annex B to the proxy statement/prospectus contained in this registration statement).
99.3	Consent of David A. Klaue.

  * To be filed by amendment.

  ITEM 22.         UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)	(1)

  The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of this form; and

(2) the registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(g)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(h)	The undersigned registrant hereby undertakes to supply by means of a post- effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, as amended, Banner Corporation has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Walla Walla, State of Washington, on March 19, 2007.

  BANNER CORPORATION

  By: /s/ D. Michael Jones
  Name: D. Michael Jones
  Title: President and Chief Executive Officer

POWER OF ATTORNEY

       Each of the undersigned hereby constitutes and appoints D. Michael Jones and Lloyd W. Baker, and each and either of them, as such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue thereof.

       Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ D. Michael Jones	President & Chief Executive Officer	March 19, 2007

D. Michael Jones	(Principal Executive Officer)
/s/ Robert D. Adams	Director	March 19, 2007

Robert D. Adams
/s/ Gordon E. Budke	Director	March 1, 2007

Gordon E. Budke
/s/ David B. Casper	Director	March 19, 2007

David B. Casper
/s/ Edward L. Epstein	Director	March 19, 2007

Edward L. Epstein
II-6

/s/ Jesse G. Foster	Director	March 19, 2007

Jesse G. Foster

/s/ Constance H. Kravas	Director	March 2, 2007

Constance H. Kravas

/s/ Dean W. Mitchell	Director	March 19, 2007

Dean W. Mitchell

/s/ Brent A. Orrico	Director	March 19, 2007

Brent A. Orrico

/s/ Wilber Pribilsky	Director	March 19, 2007

Wilber Pribilsky

/s/ Gary Sirmon	Director	March 19, 2007

Gary Sirmon

/s/ Michael M. Smith	Director	March 5, 2007

Michael M. Smith

EXHIBIT INDEX

EXHIBIT
NO.	DESCRIPTION
2.1	Agreement and Plan of Merger, dated as of December 11, 2006, by and among Banner Corporation, Banner Bank and F&M Bank (attached as Annex
  A to the proxy statement/prospectus contained in this registration statement). Schedules to this Exhibit have not been filed; upon request,Banner will furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule.
3.1	Articles of Incorporation (incorporated by reference from Exhibit B of Banner’s Proxy Statement for the Annual Meeting of Shareholders dated June 10, 1998).
3.2	Bylaws (incorporated by reference from Exhibit 3.2 of Banner’s Current Report on Form 8-K dated July 24, 1998).
5.1*	Opinion of Wachtell, Lipton, Rosen & Katz regarding the validity of the Banner common stock registered hereunder.
8.1*	Opinion of Wachtell, Lipton, Rosen & Katz.
23.1	Consent of Moss Adams LLP.
23.2*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).
23.3*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1).
24.1	Powers of Attorney (contained in the signature page to this Registration Statement).
99.1*	Form of F&M Bank Proxy Card.
99.2	Consent of McAdams Wright Ragen, Inc. (included in Annex B to the proxy statement/prospectus contained in this registration statement).
99.3	Consent of David A. Klaue

* To be filed by amendment.